UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

SYNGENTA AG
(Translation of Registrant's Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __   No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Re: SYNGENTA AG
2001 Annual Report and Financial Report

Filed herewith is a copy of the Annual Report and Financial Report of Syngenta AG. The full text follows:

###

Syngenta
Annual Report 2001



syngenta

Front cover:
The flower of the colorful bottlebrush plant – *Callistemon citrinus* – secretes a natural herbicide which was synthesized by Syngenta. Further research on this substance led to the discovery of mesotrione, the active ingredient in CALLISTO®, the new post-emergence herbicide now registered in the USA and Europe.

Financial Highlights

	Actual 2001 $m	Pro forma[2] 2000 $m	Actual %	CER[3] %
Sales	6323	6846	−8	−4
EBITDA[1]	1127	1195	−6	–
Profit before tax[1]	388	450	−14	−2
Net income[1]	223	222	–	
Earnings per share[1] ($)	2.20	2.19		

[1] Excluding in 2001 $277 million of special items, being a net charge in respect of merger and restructuring costs net of divestment gains ($523 million gain in 2000).

[2] Unaudited pro forma results for 2000 exclude all products divested in compliance with competition authority mandates for the formation of Syngenta and assume that the two businesses merged from 1 January 1999 and operated with an effective underlying tax rate in 2000 of 48%.

[3] Growth rates compare 2001 actuals with pro forma 2000 and are at constant exchange rates (CER).

Crop Protection Sales

	Actual 2001 $m	Pro forma 2000 $m	Actual %	CER[3] %
Selective Herbicides	1722	1841	−6	−3
Non-Selective Herbicides	687	760	−10	−5
Fungicides	1392	1541	−10	−5
Insecticides	944	1069	−12	−6
Professional Products	522	558	−6	−4
Others	118	119	−1	–
Total	**5385**	**5888**	**−9**	**−5**

Seeds Sales

	Actual 2001 $m	Pro forma 2000 $m	Actual %	CER[3] %
Field Crops	530	552	−4	–
Vegetables and Flowers	408	406	+1	+5
Total	**938**	**958**	**−2**	**+2**

Sales Overview by Product Line and Region

Crop Protection

Selective Herbicides	$m
2000	1841
2001	1722

Insecticides	$m
2000	1069
2001	944

Non-Selective Herbicides	$m
2000	760
2001	687

Professional Products	$m
2000	558
2001	522

Fungicides	$m
2000	1541
2001	1392

Others	$m
2000	119
2001	118

Sales by product line


Selective Herbicides
Non-Selective Herbicides
Fungicides
Insecticides
Professional Products
Other

Sales by region


Europe, Africa and Middle East
NAFTA
Latin America
Asia Pacific

Seeds

Field Crops	$m
2000	552
2001	530

Flowers and Vegetables	$m
2000	406
2001	408

Sales by product line


Field Crops
Vegetables and Flowers

Sales by region


Europe, Africa and Middle East
NAFTA
Latin America
Asia Pacific



Highlights

- Successful merger year in challenging market conditions
- Four new compounds registered
- Synergy savings ahead of target: $165 million in year one
- EBITDA margin[1] improved to 17.8%
- Earnings per share[1] maintained at $2.20
- Strong foundation for the future

[1] Excluding special items

Over a year ago, Syngenta was successfully launched on four stock exchanges in a complex merger transaction. By the end of January 2001, management teams were in place and corporate functions operational. With our first full year concluded, and in spite of the challenges posed by merger and difficult conditions in many countries, I am pleased that Syngenta produced a strong performance and held market position overall. This was reflected in our share price, which delivered solid performance over a period of retreat in most stock markets.

Board of Directors
The Board of Directors of Syngenta has been engaged in directing and supervising the Company since listing on 13 November 2000. To this end, the Board established three committees – the Chairman's Committee, the Compensation Committee and the Audit Committee – and has been involved in Syngenta affairs both strategic and operational. The Board brings a wealth of international business experience to the Company. Board members have demonstrated keen interest in Syngenta and have taken a critical and independent view of business progress.

The sudden and untimely death of our Board member Hans Kindler in June 2001 was a shock to all colleagues. His contribution and wide experience will be missed.

Our Strategy in a Changing Industry
There has been only modest growth in recent years for agribusiness products. Nonetheless, the long-term outlook for the industry remains positive; continued world population growth, changing diets, increased calorie consumption, and limited arable land are fundamentals underpinning the need for sustainable intensification of agriculture. Syngenta's products are essential elements in meeting these needs.

We will build on our achievements in 2001 and innovate in ways that benefit growers across the world.




Heinz Imhof Chairman of the Board

I am convinced that the Syngenta management team will drive performance towards the goals we have enunciated.



There are a number of forces shaping markets for agribusiness products. Industry consolidation in pursuit of economies of scale will continue. Research in biotechnology, with seeds as the key platform for delivering biotech traits, offers opportunities for higher-value, higher-quality outputs and increased returns in the future. The evolving regulatory and political environment will determine penetration of innovative agrochemical and biotech products. Demand for greater food quality, safety and environmentally sustainable production means that consumer influence will increase. Finally, consolidation at the dealer and distributor levels will continue.

Syngenta is uniquely positioned to take full advantage of these developments. We have scale and reach and are in an excellent position to leverage growth opportunities. Syngenta will exploit and capitalize on its broad resources in R & D and marketing and production, and will continue to benefit from merger cost savings. It will build on its market leadership through the excellence of its range and strength in the field.

This Report describes the extensive portfolio of Syngenta Crop Protection and Seeds products, and innovative technologies. We will build on our achievements in 2001 and innovate in ways that benefit growers across the world.

Social Responsibility
Syngenta takes its social responsibilities seriously. Safety – of products and in all our activities – and environmental protection are of paramount importance. Our goal is to ensure that our business activities are conducted with due concern for the societies in which we operate. In our first year, we have built upon the excellent reputations of our legacy companies, and have consolidated and further developed processes in Health, Safety and Environment (HSE) for Syngenta. However, it is a sadness to report the death in October 2001 of one of our employees following a material handling incident in a manufacturing plant in Switzerland.

In October 2001, we announced the creation of the Syngenta Foundation for Sustainable Agriculture. Its goal is to contribute to the improvement of world food security and quality by supporting development initiatives, relevant scientific analyses and publications. It will underwrite practical research projects on sustainable food security in needy regions.

The Future
We do not assume significant changes in market conditions in 2002. Nonetheless, we remain confident about the future. Our merger is largely complete and the delivery of synergies on track. Syngenta's product offering to the grower is comprehensive and value-adding. I am convinced that the Syngenta management team will drive performance towards the goals we have enunciated.

On behalf of the Board of Directors, let me express a word of thanks to our shareholders for their trust and interest – the basis for a long-term investment in Syngenta. I would also like to thank customers for their loyalty and Syngenta employees around the world for their support and achievements in the first year.

Our goal in creating Syngenta is to build the world's premier agribusiness. This means being the partner of choice for our customers with an unparalleled product offer and our marketing innovation. As we leverage the potential of our Crop Protection and Seeds capabilities in pursuit of market share gain, we are targeting steadily higher returns and value creation for both our customers and shareholders.

Our first year has been one of considerable achievement. It has been marked by intense integration activity as our management teams led the process of merger, now largely complete in most marketing operations around the world. It is hard to do justice to the many accomplishments of our people and their energy in laying the foundations for Syngenta.

Highlights include rapid progress in streamlining the product range and first registrations of an unprecedented four new Crop Protection compounds for full launch in 2002. Acquisition of the outstanding 50% of our Japanese associate Tomono Agrica considerably strengthens our presence in this important market. Three new manufacturing plants were commissioned in China, Europe and the USA respectively. A review of our manufacturing network was completed to rationalize 10 sites within three years and create a network of 37 international manufacturing facilities. Centers of excellence in Research and Technology were established – two in the USA, one in Switzerland, one in the UK – and a global research project portfolio defined in support of our investment in New Technology. The rice genome was the first crop genome to be mapped and is a measure of Syngenta's scientific capability.

Syngenta was affected by a year of difficult agricultural markets and weak demand worldwide. In the round however, Syngenta held market position in these challenging conditions despite merger implementation. Margins were improved thanks to the accelerated delivery of cost saving synergies of $165 million well ahead of the original first year target of $90 million.

Syngenta is committed to the highest standards in health, safety and environmental management. We are determined to apply all lessons drawn from the investigation of the fatality as reported by the Chairman in his letter, to all operations worldwide.



Michael Pragnell Chief Executive Officer



As we leverage the potential of our Crop Protection and Seeds capabilities in pursuit of market share gain, we are targeting steadily higher returns and value creation for our shareholders.



Many initiatives are already underway to take Syngenta into the next phase of development. The drive for excellence in marketing includes a program of product life-cycle enhancement and innovative solutions tailored to the needs of the grower. This is underpinned by a company-wide commitment to our $525 million, three-year cost synergy target as well as improving efficiency in our use of invested capital.

We are building an organization to provide the stimulating and lively environment which will continue to motivate employees and bring our vision to life. In support of this, we have already started the essential investment in new global business and information processes as we harmonize our two legacy systems. The added discipline from increased investor focus since the listing of Syngenta is also contributing to the creation of a vigorous performance environment.

My optimism in Syngenta's future is reinforced by the quality and commitment of our people everywhere. We are immensely fortunate in the caliber of our people who, particularly this year, have shown leadership, courage, imagination and responsibility. To them my warmest thanks.

To our customers, I express appreciation for their sustained support throughout the year: we are committed to providing them with ever increasing value.

As you read the Annual Report of our first full year at Syngenta, I believe that you will be as enthused as we are by the potential of this new Company.

Agribusiness comprises crop protection chemicals and high-value seeds.

Crop protection chemicals include herbicides, insecticides and fungicides used for the control of weeds, insect pests and diseases in crops. These products have become essential inputs enabling farmers around the world to improve agricultural productivity and food quality. In addition, many of these products can be used in the professional products sector in areas such as public health. The worldwide market for crop protection chemicals is estimated at around $27 billion.

The seeds industry can be split into two high-value, commercial sectors: seeds for field crops such as corn, oil seeds or sugar beet, and vegetable and flower seed. The scientific improvement of crop plants has gone through a succession of innovations leading to the development of hybrid varieties for many crops and, most recently, to the introduction of genetically enhanced crops. The worldwide high-value, commercial seeds market is valued at around $15 billion.



Crop Protection

2001 was a difficult year for the world crop protection market, which is estimated to have contracted somewhat[1]. This was due to continued low commodity prices and adverse economic conditions in a number of countries. These factors put pressure on farm income and led to acreage reductions, which fed through to the demand for crop protection products. There was also a further increase in the acreage of genetically modified crops.

All regions experienced some decline. In Western Europe, there was a reduction in crop support prices and a fall in the area of cereals planted. On the other hand, the market in Eastern Europe experienced growth as the local economies performed strongly. In North America, a decrease in the total crop area and inventory reductions in the distribution channel compounded the adverse effect of low commodity crop prices.

Asia was negatively affected by the decline in the large Japanese market. The Australian market was also significantly down as a result of major drought affecting Western Australia. In Latin America, financial instability in the region led to a reduction in the market for crop protection products and a reversal of the high growth of the last decade.

[1] Source: Phillips McDougall

Seeds

During 2001, the high-value seeds industry was affected by many of the same economic factors as the market for crop protection. Despite these challenges, the seeds market is estimated to have grown by over 2% in 2001[2] as a result of increasing demand for higher quality seed.

In the USA, there was an acreage shift from corn to soybean. European markets have remained generally flat through 2001. Production of vegetables continues to move south into lower-cost North Africa and the Middle East. In Latin America, in contrast to the difficulties experienced in the crop protection market, the seeds market grew, gaining from the increased crop area planted to serve the expanding export sector.

Innovative Technologies

Innovation plays a critical role in the agribusiness industry. The fungicide and insecticide sectors have benefited from the success of new chemical entities – notably the strobilurin fungicides and the neonicotinoid insecticides – introduced during the 1990s, and new active ingredients continue to play an important role in market development. The introduction of genetically enhanced crops in the mid-1990s has had a significant impact on the herbicide market, stimulating growth in non-selective herbicides partly at the expense of selective products as well as impacting the insecticide market. Recent growth in the seeds market can be attributed to some extent to the value added through biotechnology.

Regulatory and Consumer Environment

In the next few years, product re-registration in both the European Union and the USA is likely to have an impact on the availability of crop protection products derived from older chemical classes. Already a number of products have been restricted or are being removed from sale, as their re-registration will not be supported. Those companies – particularly Syngenta – with new and advanced products, will benefit from this trend.

The regulatory environment for genetically enhanced crops is still evolving. While many authorities in the Americas and Asia take a favorable view of these crops, some European countries are more wary and introduction of this technology is delayed.

[2] Source: Syngenta

customer

Global competition and new technology are forging new relationships within, and between, different layers of agribusiness, transforming the industry from a chain to a complex web.



One of the most important factors in the agribusiness industry is change at the grower level. This change is driven by the shift from farming as a way of life to farming as a business. It is also driven by market forces from other elements in the food value chain – from distributors, food processors, retailers and consumers. Thanks to modern agriculture, there is a greater variety of consistently high quality, year-round, affordably priced fresh produce available today than ever before.

Growers and their Needs

Growers and their attitudes towards farming vary significantly from one part of the world to another. Agriculture continues to be an important socio-economic pillar in society, and reflects the traditions of a country. It is not possible to present a single portrait of the world's growers in 2001. There are significant differences between a corn and soybean farmer in the USA running a 5,000 acre farm and his counterpart in India for example, a progressive farmer managing a three acre cotton operation.

In modern, western economies, where the proportion of gross domestic product derived from agriculture is already low, only a small percentage of the population is involved in farming. Most farmers in these countries are professionals, shifting their attention from efficient production to effective crop marketing. They carefully research alternative farming methods and can operate in a rapidly changing environment. They are the first to adopt innovations such as new crop protection products or biotechnology and are prolific users of information technology.

These farmers monitor global crop trends, and are avid followers of political decisions that can affect their business performance. To service this group of professional farmers, Syngenta provides critical information at key decision-making points and can help to make operations more efficient through decision-support systems and farm record-keeping systems. Syngenta also advises growers on product use programs. Syngenta can alleviate "information overload" by tailoring advice and recommendations to the profile of each farm.

Consolidation at the grower level continues, increasing purchasing power and improving crop marketing opportunities. Yet farming of this scale is not confined to the most developed economies. In Brazil, for example, there are many large and sophisticated soybean, corn and cotton growers managing thousands of hectares and exporting crops to many parts of the world.

In the developing economies, particularly in Asia, the term "progressive grower" describes similarly changing attitudes towards farming, yet the conditions under which they operate are very different. The progressive Indian grower, for example, with a three acre cotton farm, needs support in implementing quality crop and pest management practices, including the safe use of crop protection chemicals.

Growers and the Food Value Chain
Wherever they may operate, growers' needs and business practices are influenced by the food value chain.

Distribution plays a significant role in fulfilling grower needs and Syngenta is working with channel partners to deliver its high quality products in the most efficient and effective way possible. The role of distribution varies considerably based on market characteristics and grower needs. In most developed markets, distributors and dealers are under pressure to differentiate through value-added services. In France, for example, distributor cooperatives are integral to crop marketing and food processing. In more fragmented markets in Asian countries, the channel consists of small distributors, often multi-tiered.

Many of the pressures on growers are driven by changing consumer attitudes. Consumers are increasingly sensitive to issues related to food quality, safety, the environment and the socio-economic factors of food production. This is in part a reaction to recent food safety concerns, for example in Europe. Food retailers and processors are addressing consumer preferences and expectations which in turn drives change in the agricultural supply chain.

Retailers and food processors are also consolidating, increasing cost efficiency, and expanding into emerging markets. They must offer high quality food that is safe and produced in an environmentally friendly manner. A shift to a global supply chain by some retailers and food processors has resulted in certain crops being grown in different locations.

Beyond the quest for efficient operations, food companies need to differentiate their offer.

For some growers, this translates into new demands from food companies in the form of increased use of protocols, product lists, traceability requirements and certification. For Syngenta, meeting growers' needs includes helping them to comply to protocols required by food companies.

Each market differs – as do needs and attitudes towards farming. By working closely with growers, Syngenta is developing a profound understanding of what adds value to farming operations and what role the Company can play in helping to satisfy changing grower requirements and consumer demands.



needs

Syngenta has seven product lines; these are developed, marketed and sold through a global organization with use-programs and solutions tuned to grower needs and requirements.

Crop Protection

Herbicides control weeds, which are a major factor in lowering crop yield. An alternative to herbicides is mechanical cultivation, a practice associated with soil erosion and moisture loss. Judicious use of herbicides, as in minimum tillage, reduces soil erosion thereby contributing to sustainable agriculture while offering a cost-effective solution to growers' weed problems. In the developing world, herbicides replace either mechanical cultivation or the drudgery of hand weeding, thus increasing agricultural productivity. There are two categories of herbicides – selective and non-selective.

Selective Herbicides
Selective herbicides are the largest category of herbicides. They are crop-specific and control targeted weeds without harming the crop. They are used mainly in corn (the largest market), small grain cereals, soybeans, fruit and vegetables, and cotton. This sector has declined recently due to the advent of genetically modified herbicide-tolerant crops, notably soybean and cotton, which can be treated safely with non-selective herbicides. However, opportunities for newer products with improved environmental profiles or greater effectiveness exist. Syngenta is the market leader, with a broad range of products adapted to all major crops and markets.

Non-Selective Herbicides
Non-selective herbicides reduce or halt the growth of all vegetation with which they come into contact. They are used extensively to clear vegetation in orchards, vines and plantation crops, or prior to planting of annual crops. They replace hand weeding or enable the reduction of mechanical cultivation that is essential to soil conservation techniques, as in minimum tillage. Another factor driving demand is the increase of herbicide tolerant crops, notably in the Americas.

Non-selective herbicides are the fastest growing sector in the market for crop protection chemicals.

There are two principal product groups in this sector: glyphosate-based products and bipyridyls. Syngenta has a strong position in both.

Fungicides
Fungicides prevent and cure diseases, which can have profound effects on crop yields and particularly quality.

Plant diseases are caused by a variety of pathogens. Accordingly, this market consists of many products used in combination or series to control the full range of problems in ways that minimize the chance of resistance emerging. Fungicides are used mainly in cereals and rice, fruit, vegetables and vines.

Growth is expected in developing markets and in fruit and vegetables. Syngenta is the market leader with an extensive product range and state-of-the-art technology.

Insecticides
These products are used to control insect pests, which reduce crop yield and quality. The largest insecticide markets are in fruit and vegetables, cotton, rice and corn.

Control of insects in agricultural crops is essential to achieve the yield and quality demanded by growers and consumers.

Growth within this product line is associated with the introduction of new chemical entities. Syngenta's insecticide portfolio is ideally suited to meet this need on a global crop basis, with a broad range of new and recently launched products.

Professional Products
Many herbicides, insecticides and fungicides have uses outside commercial agriculture, such as in public health, forestry, industrial weed control, golf courses and home and garden applications. In addition, certain insecticides and fungicides can be used as seed treatments to protect the early stages of crop growth.

Growth for Syngenta will come from the extension of active chemical ingredients into these areas which together make up the Professional Products product line.

Seeds

Field Crops
Seeds are developed for individual geographical regions to be higher yielding and more reliable. Syngenta Field Crop seeds include major arable crops: corn, soybeans, sunflowers, oilseed rape, sugar beet and cereals.

Market drivers are the pursuit of increased yield through improved varieties and the trend towards hybridization and the adoption of genetically enhanced seed. This brings with it the opportunity for premium pricing for novel traits.

Vegetables and Flowers
Syngenta has a broad offer in vegetables including tomatoes, lettuce, melons, watermelons, cucumbers, cabbage, sweet corn, hot and sweet peppers, beans and oriental radish, and a wide variety of flower seeds, young plants and cuttings for commercial growers.

The vegetable seed market is driven by consumer demand for fresh produce of high quality, by processor requirements and by farmer demand for better yields. The flowers market is driven by consumer demand for product diversity and novelty, and grower need for smooth logistics and consistent quality.



sow

Developments in agricultural technology have squeezed more and more food out of each hectare of land. It is this application of human ingenuity that has boosted food production, not merely in line with, but ahead of, population growth. It has also, incidentally, reduced the need to take new land into cultivation, thus reducing the pressure on biodiversity.


harvest

Selective Herbicides

	$m
2000	1841
2001	1722

Sales were $1.72 billion, a decrease of 3 % at constant exchange rates compared to 2000.

In corn herbicides, sales of the market-leading brands of DUAL MAGNUM® and BICEP MAGNUM® were up slightly and the successful, mid-season, first introductions of CALLISTO™ in Europe and the USA resulted in sales of $27 million. In cereals, sales of the grass herbicide TOPIK™ grew strongly following the successful full launch in the USA and a sustained performance in Western Europe. FUSILADE®, also for grass control, benefited from the delayed acceptance of herbicide tolerant soybeans in Brazil. Lower sales in Argentina and of smaller and older brands led to the overall reduction in selective herbicides.

Callisto™

DUAL GOLD®

FLEXSTAR®

FUSILADE® FORTE

Topik™

Non-Selective Herbicides

	$m
2000	760
2001	687

Sales were $687 million, a decrease of 5 % at constant exchange rates compared to 2000.

The successful launch of TOUCHDOWN® IQ™ in the USA underpinned strong growth for the TOUCHDOWN® brand in this market. This more than offset lower sales in Argentina and Brazil. The first full year of GRAMOXONE® production at the new Nantong plant, combined with the expansion of the field force, resulted in further sales growth in China; this did not fully compensate for declines in the USA, due to a reduced burndown market, and in Latin America.

GRAMOXONE®

TOUCHDOWN®



Fungicides

	$m
2000	1541
2001	1392

Sales were $1.39 billion, a decrease of 5 % at constant exchange rates compared to 2000.

Sales of AMISTAR™, the largest product in the fungicide portfolio, were up 3%, benefiting from introductions in new crops, particularly in the USA and Canada. SCORE™, a vegetable and rice fungicide, continued to grow strongly in both Asia and Latin America. These performances were insufficient to offset the unfavorable market conditions during the year, particularly for cereal crops in Northern Europe and non-field crops in North America, which resulted in reduced treatments for UNIX™, TILT® and RIDOMIL GOLD®.

Insecticides

	$m
2000	1069
2001	944

Sales were $944 million, a decrease of 6 % at constant exchange rates compared to 2000.

ACTARA® grew strongly during the year following launches in the USA, Japan and India. Sales of PROCLAIM® sustained good growth following a second successful year on cotton in Australia. KARATE® sales were lower overall as volume increases were insufficient to offset price competition in the US cotton market. VERTIMEC™ sales were reduced by increased competition in the acaricides market. Overall sales were down due to lower sales in Argentina and the continued phase-out of less profitable and older products.



Professional Products

	$m
2000	558
2001	522

Sales were $522 million, a decrease of 4 % at constant exchange rates compared to 2000.

Sales in Seed Treatments increased; CRUISER®, the new insecticide seed treatment, and the fungicide seed treatments DIVIDEND™ and MAXIM® sustained good growth. Turf and Ornamental sales declined as a result of reduced pest and disease pressure in the important US market. Reduced tenders for the insecticide ICON™ impacted the Public Health business.

CRUISER®

Dividend™

Heritage® FUNGICIDE

icon™

Maxim®





Field Crops

	$m
2000	552
2001	530

Sales were $530 million, which is level with 2000 at constant exchange rates.

Sales of corn were unchanged; NK® corn grew strongly following successful launches of new hybrids in both Europe and Brazil while sales in NAFTA declined partly due to a decrease in corn acreage. Oilseeds sales were up with sales of soybeans and sunflower seeds growing strongly in the Americas and Eastern Europe respectively. HILLESHÖG® sugar beet performed well in a declining European market. The divestment of sorghum in 2000 accounted for over 1% of the reduction in total Field Crop sales. Sales of GM product continued to grow and accounted for 17% of total Seeds sales.

HILLESHÖG®

NK®

Vegetables and Flowers

	$m
2000	406
2001	408

Sales were $408 million, an increase of 5 % at constant exchange rates compared to 2000.

Strong sales growth was achieved, especially in S&G® Vegetables. Sales in Europe (with notable contributions from peppers, tomatoes, melons and leeks), Asia and Brazil all increased; subdued demand and competition hampered performance in NAFTA. Sales of S&G® Flowers increased in Europe; in NAFTA sales were slightly lower in a highly competitive market.

ROGERS®

S&G®

Innovation is key to maintaining competitive advantage and continuing to satisfy customer needs.

In 2001, Syngenta introduced many innovations throughout its businesses – from novel marketing approaches to new products, improved seed varieties and enhanced customer services. The Company continues to serve the grower by delivering the optimum products and services.







solutions

Crop Solutions for Corn Growers

Corn rootworm is a major insect pest in the USA which feeds on the roots of plants and can severely damage corn crop yields.

PROSHIELD® is a coating technology that makes possible non-transgenic, seed-delivered rootworm control, a considerable benefit to corn growers. Syngenta has made this product available to its customers together with the insecticide FORCE® ST, the first insecticide to be coated directly onto corn seed for broad range control. Together, PROSHIELD® technology and FORCE® ST protect the individual seed at planting – meaning improved convenience for the grower and eliminating the need to handle soil insecticides.

FARMASSIST™: Helping American Farmers Manage their Business

FARMASSIST™ is a web-based, interactive service which provides farmers with information to better manage their business.

Introduced in November 2001 by Syngenta Crop Protection in the USA, the FARMASSIST™ crop management program and its accompanying website, www.farmassist.com, make available key data directly affecting crop management. This includes irrigation use, disease information, leaf and soil analysis and yield projections as well as the cost of chemical and fertilizer applications. The website also provides growers with access to a range of agricultural resources and up-to-date crop production information.

With the help of web-based technology, FARMASSIST™ makes it possible for Syngenta to tailor product recommendations to individual needs.

Russia: Tapping into the Market

Production of food on small, private garden plots remains an integral part of Russian agriculture. Syngenta was able to participate successfully in this largely unserved market by making some imaginative changes in product packaging. In what has been a successful program in 2001, ACTARA® was sold in a convenient small pack containing just four grams for use against the Colorado beetle in potatoes.

Syngenta achieved strong sales growth in the Russian market in 2001 and is well positioned to take advantage of further economic recovery.

syngenta
先正达

Three characters were selected for meaning and sound to convey the Syngenta name in the Chinese language: *xian* means first or leading; *zheng* signifies integrity; and *da* implies reach or achievement.

China: A Major Growth Opportunity
With an estimated 800 million rural Chinese living on farms of less than half a hectare and more than 2,000 crop protection retailers, the challenge of distributing, marketing and communicating to this customer population is considerable. Through successful segmentation, supported by a significant investment in domestic manufacture, Syngenta has taken leadership in this complex market and sustained strong growth in 2001.

Current and future growth in the market for crop protection and seeds is driven by demographic and economic forces. Continued rural migration from the countryside to towns and cities makes farm labor scarcer and more expensive, underscoring the need for a rapid increase in agricultural productivity. GRAMOXONE®, a non-selective herbicide, contributes to increased crop yields and provides an economic alternative to hand weeding.

As a foundation for its investment in China, Syngenta commissioned its GRAMOXONE® plant in Nantong in Jiangsu province. This plant completes an international network of three strategic manufacturing centers for GRAMOXONE®.



S & G®: Tomatoes
Consumers expect variety and superior taste, quality and appearance in tomatoes. Syngenta is a leading seed supplier in this high-value market and is committed to meeting grower needs and consumer preference.

In 2001, S&G® brought innovation to the lucrative fresh tomato market by launching a number of novel varieties resistant to the yellow leaf curl virus that have better color, firmness and taste than non-resistant varieties. S&G® also introduced a new variety that offers higher yields and increased resistance. Novel tomatoes on the vine, also known as cluster tomatoes, have a longer shelf-life and stay fresher looking than other varieties.

Novel Hybrid Barley
In 2001, Syngenta revolutionized barley breeding by being the first company to successfully apply hybridization technology to the barley crop. The novel hybrid barley has unparalleled yields compared to commercial standards and represents a significant step forward for barley growers.

Syngenta plans to market hybrid barley together with products from its broad Crop Protection portfolio, including ACANTO™, the company's new cereal fungicide.

CALLISTO™: Accelerated Launch of a Blockbuster

CALLISTO™ is a post-emergence corn herbicide developed from naturally occurring compounds. After registration in a number of European countries, CALLISTO™ was registered in the USA in June 2001, where it was fast-tracked by the EPA with "safer pesticide" status due to its benign profile. The USA represents over 70 % of the corn herbicide market.



The natural herbicide secreted by the flower of the bottle-brush plant was synthesized, which led to the discovery of mesotrione, the active ingredient in CALLISTO™.

Flexibility and imagination were required to deliver sufficient quantities of this new herbicide to both the European and American markets for launch one year ahead of schedule. This meant rapid modification of a pilot plant in Alabama, acceleration of $50 million of capital investment and production testing as construction continued.

Expert coordination of all aspects of registration, product management and supply chain resulted in sufficient supply of CALLISTO™ for early European and US sales.

Better Farming Practice in Developing Countries

Cooperation between farmers, retailers and Syngenta brings innovation and benefit to the whole food chain. In developing markets, Syngenta is helping to set industry standards. In Thailand, for example, Syngenta has worked with retailers, universities and the government to improve the safety and quality of fresh produce delivered along the whole food chain, from farmer to retailer.

Syngenta has improved the efficiency and standards of local farming practice by educating farmers in modern agricultural techniques in fruit and vegetables.
A seven-week course on supply chain management is part of this program, teaching safe, high-quality production techniques, hygienic packaging, as well as delivery planning to increase efficiency and reduce waste. The retailer has introduced incentives for farmers to encourage adherence to these techniques.

OTO™
Proteção Personalizada de Plantas

Brazil: Servicing the Grower through the OTO™ Program

The OTO™ (One-To-One) marketing program was introduced in Brazil to tailor Syngenta products and services to the needs of individual, large-scale farmers.

OTO™ uses advanced customer relationship management techniques such as customer profiling, proprietary software and service centers. The data and insights collected are made available to the Syngenta sales and technical force who in turn customize marketing programs. Participating farmers are offered products and services that meet their particular farm needs. Increased customer loyalty is the result and market share gains with major growers have been significant.

today

It took 1,000 years to raise wheat yields in England from 555 kilograms per hectare to two tons per hectare. Thanks to technical progress, it took a mere 40 years to raise it from two to six tons per hectare. If India were to manage its current grain harvests with the technology of the 1960s, it would require twice as much farmland as is under the plow today. The UN Development Program hopes that biotechnology will make possible crops with higher yields, insect resistance, resistance to drought and improved nutrition.

Neue Zürcher Zeitung, November 2001

Research and Development
Some five thousand Research and Development employees are dedicated to providing customers with premium products for agricultural and professional use. Research in chemistry and plant sciences leads to novel crop protection chemicals and new plant varieties which can resist attack by pests and diseases, control competition from weed species, and enhance valuable constituents such as oils and proteins.

Progress in Research
In 2001, the formidable challenge of melding two legacy research units into a single successful team was completed. Achievements included integrating research activities to support all of the Company's business units, establishing "centers of excellence" at strategic research sites, and improvements to available technology.

A primary focus has been on protecting intellectual property. Syngenta has developed a patent portfolio in crop protection and biotechnology which is second to none in the industry.

Genomics
Every single characteristic of a plant, insect or fungus is described in its genome. Genes thus provide a crucial starting point for Syngenta's new product development.

The Genomics Center provides Syngenta with a competitive advantage in gene discovery. Syngenta was the first to sequence a crop genome, rice, leading to the discovery of 47,000 genes and



tomorrow


Chemical-based products
Crop Protection Research
R&T projects
Genomics
Discovery
Health Assessment and Environmental Safety
Seed-based products
Crop Genetics Research

Research and development process at Syngenta

a virtual map for all of the cereal crops – maize, wheat, barley. Syngenta developed the first plant gene chip – arabidopsis – in 2000 and the first crop gene chip – rice – in 2001, enabling an explosive increase in understanding which genes are important. The differences between crops and weeds, and between cereal grasses and broad-leaved species, can now be pinpointed at a biochemical level. This knowledge is being used to assist the invention process for new chemicals, and to improve traditional crop varieties and genetically modified plants.

In 2001, Syngenta was the first to sequence the genome of a fungal pathogen. The sequences of a total of three pathogens were elucidated during the year. By comparing their genomes, researchers have begun to discover which genes are required for infection, knowledge crucial to finding new fungicides.

Improved crops with the potential to enhance human health are under investigation. For example, Syngenta has a collaboration to transfer the production of the fatty acid DHA from algae (its current source) to plants. DHA is a natural component of the brain and retina, and has been shown to increase both mental and visual acuity.

Discovery
Discovery's role is to seek out and evaluate novel chemicals and proteins with promising effects in agriculture.

The plan for 2002 is to test over 250,000 novel chemicals and proteins. These are carefully designed or selected by Syngenta scientists to provide the greatest chances of success. The inputs include natural products, proteins and large libraries of chemicals made both in-house and externally using combinatorial techniques. Leads with novel modes of action and desirable uptake and movement properties are highly prized. Many of these technologies have been developed within Syngenta, with external collaborations used to provide the widest possible opportunities.

Crop Protection Research
Chemical and biological research converts promising chemical leads into development products. This involves an iterative interplay between chemists and biologists, with crucial inputs from regulatory scientists, manufacturing experts and marketing managers. Investment in robotics for biology has enabled both automation and miniaturization of the screening processes, allowing scientists to apply thousands of compounds, many using miniaturized spray systems that simulate field conditions. High quality, relevant biological information is thus obtained much more quickly than was previously possible.

Through the application of highly advanced formulation science, significant improvement in the biological performance of Syngenta products is achieved. Such studies are crucial to refresh and augment Syngenta's comprehensive product range.

Crop Genetics Research
Scientists working in Crop Genetics Research (CGR) use cutting-edge technology to create new crop traits that benefit the entire food and feed production system. The objective is to produce new plant varieties with valuable properties, both by genetic modification and by marker-assisted breeding of conventional varieties.

The CGR team has developed new methods for insertion of genes into wheat and barley using agrobacterium, which provides the Company with a strategic intellectual property position for the production of transgenic crops.
In advanced field trials, transgenic corn plants resisted damage by Western corn rootworm. Progress was also made on proprietary new technology for broad spectrum control of caterpillars.
This technology can be applied to a variety of target crops, including corn, cotton and rice. New genes encoding novel proteins that control insects and nematodes have been discovered.
Working with native genes, soybeans with higher resistance to attack by nematodes have been produced.



Genomics is at the start of modern research.



High throughput automated plant screens.

Progress continued on development of vitamin A-enhanced "golden rice". Syngenta scientists developed their first transgenic corn products increasing starch processing and poultry feeding efficiencies. These technological advances derived from the Zymetrics joint venture between Syngenta and Diversa, a novel gene discovery company. Through its activities in marker-assisted breeding and native gene discovery using functional genomics, Syngenta is assembling a portfolio of output traits that can be introduced using traditional plant breeding on an accelerated timeline, providing conventional varieties with consumer benefits.

Health Assessment and Environmental Safety
Health Assessment and Environmental Safety (HAES) helps develop compounds which are safe to the environment and humans. It uses advanced technology to direct chemistry at the earliest stages of research into areas of benign ecological and toxicological profile. Investigative studies on candidate chemical series and proteins are essential in providing early indications of any hazard, and to assess the relevance to man and the environment.

Crop Protection Development
Scientists in Crop Protection Development establish the biological potential of lead research compounds and obtain product registrations around the world. This involves extensive field tests and health and environmental safety evaluation to ensure that products meet the rigorous standards set by the Company itself and by international government regulatory authorities. Development activities also include the improvement of production processes for new active ingredients and formulations.

Syngenta obtained first registrations for four new active ingredients (mesotrione, picoxystrobin, pyriftlid, trifloxysulfuron) from four different classes of chemistry in 2001. This is an unprecedented achievement within the industry and illustrates the breadth of the Company's development capability.

Substantial progress has been made on gaining further registrations for products based on Syngenta's blockbuster insecticide, thiamethoxam. In 2001, registrations were achieved in an additional 17 countries, including Japan and the USA, bringing the total to 66 countries since 1997.



Disease Resistance
Creating disease resistance in cereal crops, soybeans and potatoes is a major target for Crop Genetics Research. A significant scientific achievement in 2001 was the demonstration that the genes could be transferred from a microbe to a model plant, resulting in protection against a broad spectrum of fungal diseases. Transgenic wheat plants were produced with resistance to the Fusarium fungus and dramatically reduced levels of a mycotoxin in the grain. A gene from a non-crop plant successfully protected rice plants from rice blast. In another area of disease resistance research, two potato lines demonstrated commercially significant levels of tolerance to late blight.

In the European Union, there is a harmonized registration process for new active ingredients. This is followed by authorization of formulated products by each Member State. In addition, all existing pesticides are undergoing an extensive review, requiring the generation of new data and submission of comprehensive dossiers. A total of nine Syngenta active ingredients have now been approved through this harmonized registration process.

Seeds Development

Innovative seed varieties and hybrids are developed using state-of-the-art breeding methods. Other techniques are used to improve the reliability and success rate of conventional breeding, including genomics, marker-assisted breeding (MAB), biochemistry and cell biology.

Development programs in Field Crops have delivered value to customers through leading-edge hybrids and varieties for improved productivity. Ongoing breeding programs increasingly utilize the precision of marker-assisted breeding, where genetic markers are linked to specific traits of interest. MAB has expanded into the development of sunflower hybrids and soybean varieties. New insect resistant corn hybrids continued to be developed and introduced.

In Vegetables, breeding is aimed at improving the agronomic performance of vegetable seeds, including enhanced disease and pest resistance, and at improving traits of value to consumers, such as taste and color.



Tissue cultures accelerate the development of new flower varieties.



During many years of safety testing, a wide variety of laboratory and field studies are carried out.



Thorough glasshouse testing helps select products for further studies under field conditions.



Syngenta collects detailed data on every product it investigates.

Major New Products Registered in 2001	Country	Uses
CALLISTO™ (active ingredient: mesotrione)	USA, Germany, France	New selective herbicide for corn
ACANTO™ (active ingredient: picoxystrobin)	Germany	New systemic strobilurin fungicide for use on cereals. Test marketed in 2001. Full launch in Germany, UK and Ireland in 2002
KRISMAT™ (active ingredient: trifloxysulfuron)	Brazil, Columbia	New selective herbicide for sugarcane and cotton
APIRO™ (active ingredient: pyriftlid)	Korea	New selective herbicide for use in rice
ACTARA® (active ingredient: thiamethoxam)	Japan	First granule formulation of thiamethoxam registered and sold in Japan for fruit and vegetables
ACTARA®, CENTRIC®, and PLATINUM™ (active ingredient: thiamethoxam)	USA	New products approved. ACTARA® and PLATINUM™ for foliar and soil use, respectively, in a range of crops and CENTRIC® for use in cotton
CRUISER® (active ingredient: thiamethoxam)	Australia	New seed treatment insecticide for use on cereals, corn, sugar beet, cotton and oilseed rape

The above table summarizes some of the main products for which regulatory approval was obtained in 2001.



expect

Syngenta strives for excellence in Health, Safety and Environmental performance, acting in a strong tradition of socially responsible management. Essential processes and initiatives now being undertaken are outlined in this section.

In the year following the merger, the objective was to refine and further develop systems on which Syngenta can base its drive towards excellence in Health Safety and Environment (HSE) performance. These will deliver common, measurable standards throughout the Company and include HSE management, emergency management, auditing, assurance and assessment of environmental liabilities. Wherever practical, Syngenta has built on the strengths and expertise of its former parent companies, both of which had a long history of social responsibility and open engagement.



respect

Management of Health, Safety and *Environment*

Syngenta has published an HSE Policy setting out eight company commitments which are the basis for operating standards and the provision of a management system.

The Syngenta Executive Committee reviews performance each quarter and conducts a more detailed annual review. This provides a forum to discuss strategic HSE issues and is the final step in the assurance process.

Syngenta Health, Safety and Environmental Policy

Syngenta policy is to ensure the responsible management of all its activities from product invention to use and beyond. Excellence in HSE performance is essential to this policy and Syngenta will:

- Be a responsible corporate member of society committed to continuous improvement in HSE
- Provide a safe and healthy work environment for all employees
- Minimize environmental impact and optimize the use of natural resources
- Meet or exceed regulations, legal requirements and international agreements
- Ensure HSE considerations are integrated into all activities
- Develop a culture which encourages employees to take personal responsibility for health, safety and the environment
- Openly communicate HSE performance and enter into dialogue with interested parties
- Aim to eliminate all incidents and injuries

ISE-data 2001

njury Incidents
ost time injury incident rate per 200000 hours worked: 0.54


Slips, trips, falls
Physical
Manual handling
Cuts
Contamination
Other

Occupational Illness Cases
Total number of occupational health reports: 33[1]


work-related stress illness
work-related upper limb disorder
Skin disease
Respiratory disease
All other occupational illnesses

[1] Total workforce over 20000 employees

Disposal of Hazardous Waste
Total amount of hazardous waste: 86341 tonnes


Incinerated
Recovered
Landfill
Other

Disposal of Non-Hazardous Waste
Total amount of non-hazardous waste: 174376 tonnes


Incinerated
Recovered
Landfill
Other

Energy Consumption by Source
Total energy consumption: 37049 Tera Joules (TJ)


Oil
Gas
Electricity
Other

Performance

The prevention of incidents and injuries, the health of employees and protection of the environment are of paramount importance to Syngenta. The Company takes its responsibilities with regard to educating and training customers in the safe use of its products very seriously. Company performance in this area is determined by collecting relevant information throughout the year. The graphs above summarize some salient data from 2001.

The data reported here have been collected using the two legacy companies' systems. The first full year of reporting using the Syngenta system will be 2003.

Syngenta is committed to the highest safety standards and it is therefore with great regret that the Company must report a fatality in October 2001 following a material handling incident in a manufacturing plant in Switzerland. Learning from the full investigation of this tragic incident is being applied at the Company's facilities around the world.

Code of Conduct

"As an industry leader, Syngenta takes its ethical, social, scientific and environmental responsibilities seriously. The trust and confidence of Syngenta's shareholders, employees and trading partners, as well as of government and regulatory authorities and the communities in which Syngenta operates, will only be earned and sustained if the Company acts, and is seen to act, in accordance with the highest standards of fairness, honesty and integrity."

The Syngenta Code of Conduct defines the Company policy on important issues including HSE and outlines how the Company and its employees are expected to behave. It was approved by the Board in 2001 and is part of the Company's terms of employment.

The first part of the Code covers: Compliance with Laws, Competition Law, Business Practices, Contractual Obligations and Respect for People. The responsibility of individual employees is addressed in the second part and includes sections on: Use of Business Assets and Resources, Insider Dealing and Conflict of Interest. The final section recognizes the need for Syngenta policies in other important areas: Health, Safety and Environment, Scientific Standards and Security and Information.

Syngenta Foundation for Sustainable Agriculture

The Syngenta Foundation for Sustainable Agriculture was launched in October 2001 to support research projects on sustainable food security in the poorest regions of the world. It performs scientific work to encourage public discussion of nutritional problems, and makes contributions on sustainable agriculture in developing and industrialized countries. The Foundation will network closely with organizations and research establishments around the world and will devote resources to promoting economically and ecologically sustainable agriculture.

In the area of international agricultural policy and aid, there are many competent private and public institutions endeavoring to ensure food security. The Foundation will therefore concentrate on areas of activity in which it has proven expertise and will make use of the enormous knowledge base available within the Syngenta company.

Three African projects underway

The Syngenta Foundation is currently supporting three projects in Sub-Saharan Africa. These share the basic aim of contributing to the sustainable security of food supplies grown by small farmers. In Eritrea, the Foundation is working with Swiss and international development organizations to support a program for the sustainable use of soil and water. Initial results of this research were presented at a conference of the Food and Agriculture Organization (FAO) of the United Nations, and thus made available to other interested parties. In Mali, the Foundation is working with the government to support the Cinzana Research Station. It raises local varieties of millet and sorghum, develops cultivation techniques adapted to the needs of the different agro-ecological zones of the Sahel, and trains small farmers in their use.

In Kenya, the Foundation is helping the International Maize and Wheat Research Institute (CIMMYT) and the National Research Establishment (KARI) to develop new varieties of maize resistant to stem borers.

More information about the Syngenta Foundation for Sustainable Agriculture is available at: www.syngentafoundation.com








Social Responsibility

Syngenta takes seriously its role as a responsible corporate citizen and, through a number of initiatives, acts to meet the needs and fulfil the expectations of its many stakeholders.

Through sustainable agriculture, Syngenta strives to minimize the use of non-renewable resources and optimize the use of renewable resources – while ensuring the continued economic viability of farming in a given area. The Company participates in a number of sustainable agriculture programs around the world, and is a supporter of zero tillage projects. It also participates in integrated crop management and resistance management programs. One example is the Farmer Training Center at Santa Rosa in the Philippines, where 2,000 farmers have been trained each year in integrated crop management.

Environmental responsibility does not stop with the sale of products. Syngenta field teams train growers in application techniques, product handling and disposal – with a particular emphasis on the developing world. This greatly reduces the likelihood of environmental damage or health problems arising from improper use of products.

Stakeholder Projects

Syngenta has carried out a number of detailed stakeholder projects to assess the views of important groups outside the Company. One project focused on sustainable agriculture and included discussions with international organizations, government representatives, academics, financial investors and the NGO community.

The project attempted to define the importance of good governance, dialogue and partnership to sustainable agriculture and development.

Other projects have addressed issues of concern to stakeholders, external perception of Syngenta and expectations for corporate communication and partnership. Surveys and focus groups are conducted in many countries around the world. Results will help to ensure that the Company understands the expectations and needs of important stakeholders.

1



1 Heinz Imhof
Chairman of the Board of Directors of Syngenta, Head of the Chairman's Committee and member of the Compensation Committee. Heinz Imhof was Head of Novartis' Agribusiness division and a member of the Novartis Executive Committee from June 1999 until the spin-off. From 1996 to 1999, he was Deputy Executive Head Novartis Agribusiness and Head of Novartis Seeds. He graduated from the Swiss Federal Institute of Technology in Zurich with a degree in agronomy.

Sir David Barnes
Vice Chairman of the Board of Directors of Syngenta, member of the Chairman's Committee and the Compensation Committee. Sir David was appointed Chief Executive of Zeneca Group PLC in 1993 and remained in that position until the formation of AstraZeneca in April 1999. He served as Deputy Chairman of AstraZeneca from April 1999 to April 2001.

2 Michael Pragnell
Chief Executive Officer, Director of Syngenta and member of the Chairman's Committee.

Peggy Bruzelius
Director of Syngenta and Chairman of the Audit Committee. Peggy Bruzelius is Chairman of Grand Hotel Holdings and Lancelot Asset Management AB as well as being a Director of AB Electrolux, Scania AB, Ratos AB, AB Drott, Axfood AB and Axel Johnson AB. She holds an MBA from the Stockholm School of Economics.

Peter Doyle
Director of Syngenta. Peter Doyle served as Director of Zeneca Group PLC from 1993 until April 1999. He holds a BS (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Pierre Landolt
Director of Syngenta and member of the Audit Committee. Pierre Landolt has been a Director of Novartis since December 1996 and, prior to that, was a Director of Sandoz AG from 1986. He spends a significant part of his time in Brazil where he leads sustainable development projects mainly in the agricultural and aquaculture sectors. He graduated with a Bachelor of Laws from the University of Paris Assas.

Martin Taylor
Director of Syngenta and member of the Audit Committee. Martin Taylor is presently an international advisor to Goldman Sachs and the Chairman of the WH Smith Group PLC, in addition to being a Director of Antigenics, Inc., and of Buttonwood Focus Fund Ltd. He has a degree in oriental languages from Oxford University.

Peter Thompson
Director of Syngenta. Peter Thompson is President and Chief Executive Officer of PepsiCo Beverages International. He has a degree in modern languages from Oxford University and an MBA from Columbia University.

Rolf Watter
Director of Syngenta and member of the Audit Committee. Professor Watter has been a partner in the law firm Bär & Karrer in Zurich, since 1994 and serves as a part-time Professor at the Law School of the University of Zurich. He graduated from the University of Zurich with a doctorate and holds an LLM degree from Georgetown University.

Felix Weber
Director of Syngenta and member of the Compensation Committee. Felix Weber has been Executive Vice President and Chief Financial Officer of Adecco SA since 1998. He graduated in 1975 from the University of St. Gallen with a lic. oec. degree in operations research and finance and in 1978 with a PhD in business administration.

Thomas Wellauer
Director of Syngenta, member of the Chairman's Committee and Chairman of the Compensation Committee. He was appointed Chief Executive Officer of the Financial Services Division of Credit Suisse Group in April 2000. He graduated from the Swiss Federal Institute of Technology with a degree in chemical engineering and a PhD in systems engineering, and holds an MBA from the University of Zurich.

Hans Kindler (1938 to June 2001)
Director of Syngenta. Hans Kindler was Head of Novartis Switzerland and of Group Technology and a member of the Novartis Executive Committee after a life-time career with Ciba and later Novartis.


2

2 Michael Pragnell
Chief Executive Officer and Director of Syngenta and member of the Chairman's Committee. Michael Pragnell was appointed Chief Executive of Zeneca Agrochemicals in 1995 and was a Director of Zeneca Group PLC from 1997 to April 1999. He was Director of AstraZeneca from April 1999 to November 2000. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

3 John Atkin
Chief Operating Officer of Syngenta Crop Protection and a member of the Executive Committee. John Atkin was appointed Chief Executive Officer of Novartis Crop Protection in June 1999. From January to May 1999, he served as Chief Operating Officer of Novartis Crop Protection. He graduated from the University of Newcastle upon Tyne with a PhD and a BS degree in agricultural zoology.

4 Jeffrey Beard
Chief Operating Officer of Syngenta Seeds and a member of the Executive Committee. Jeffrey Beard was Head of the Business Area Corn for Novartis Seeds from January 1999. He graduated from the US Naval Academy with a BS in analytical management in 1972 and holds an MBA from the University of Wisconsin. He received an MS degree in agribusiness from Iowa State University in 1988.

5 Bruce Bissell
Head of Chemical Operations and Global Supply and a member of the Executive Committee. Bruce Bissell was appointed Manufacturing and Supply Director of Zeneca Agrochemicals in July 1997. He was recruited to ICI in 1968 as a chemical engineer, having graduated from Strathclyde University with a degree in applied chemistry.

6 David Evans
Head of Research and Technology and a member of the Executive Committee. David Evans became Director of Research and Development for Zeneca Agrochemicals in 1993. He has a PhD in chemistry, and held Fellowships at MIT and Cambridge University. He lectured in chemistry at Southampton University from 1971 to 1979, and was Director of the Wolfson Unit of Chemical Entomology there from 1976 to 1979.

7 David Jones
Head of Business Development and Planning and a member of the Executive Committee. David Jones was appointed as Business Director for Zeneca Agrochemicals in June 1997, having been Regional Executive for Asia, Africa and Australasia since 1992. He has a BS and PhD in science and economics from Stirling University in Scotland.

8 Christoph Mäder
Head of Legal and Taxes and a member of the Executive Committee. Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection from January 1999. From 1992 to 1998, he served as corporate counsel in the Group Legal Department of Novartis International. He graduated from Basel University Law School and is admitted to the Bar in Switzerland.

9 Richard Steiblin
Chief Financial Officer and a member of the Executive Committee. From July 1998, Richard Steiblin held the position of Head of Finance and Business Development of Novartis Crop Protection. Prior to that, he was Head of Finance and Materials Management of Novartis Crop Protection. He graduated from the IECS, Strasbourg University, with a degree in business administration in 1973.


3
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5
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9

Syngenta's corporate governance structure follows Swiss law and is consistent with the requirements and best practice of the capital markets where it is listed, namely Switzerland, the United States, the United Kingdom and Sweden.

corporate governance

The Board
Syngenta is led by a strong and experienced Board. It includes representatives from four nationalities, drawn from international business and scientific backgrounds. It brings diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

The Board exercises full and effective control of the Company as set out in the Swiss Code of Obligations and in the regulations governing the internal organization of Syngenta AG. This includes the ultimate direction and management of Syngenta, and establishes the basic strategic accounting, organizational and financial policies to be followed. All major investments and strategic decisions are reserved for the Board which also has responsibility for corporate governance matters.

Chairman of the Board
The Chairman of the Board is nominated by the Board, and shares responsibility for the strategic direction of Syngenta with the Chief Executive Officer (CEO). He ensures close liaison between the Board and its committees and the CEO. In consultation with the CEO, the Chairman supervises implementation of resolutions of the Board and of its committees.

The Chairman of the Board represents, jointly with the CEO, the interests of the Company as a whole to authorities and business associations both in Switzerland and internationally.

Chairman's Committee
The Chairman's Committee consists of four members nominated by the Board: the Chairman and Vice Chairman of the Board, the Chief Executive Officer and one other Director. This committee prepares the meetings of the Board of Directors and comments on matters falling within the Board's authority before decisions are taken. It is also empowered to make decisions on behalf of the Board where the latter has delegated such authority.

Compensation Committee
The Compensation Committee consists of four members appointed by the Board. The Chairman of the Board is an ex officio member. It regulates the compensation of the Directors and the remuneration and terms of employment of the members of the Executive Committee.

Audit Committee
The Audit Committee consists of four members who are all outside directors. Its duties are to examine reports from external and internal auditors and to submit findings to the Board. It also monitors and reports on the performance and independence of the auditors.

Internal Audit
As an inspecting and monitoring body, Internal Audit carries out operational audits and system audits. Its duties are assigned by the Audit Committee and it submits its reports to the Chairman of the Board.



Chief Executive Officer
The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the Executive Committee, representing the latter inside and outside the Company. Members of the Executive Committee are directly responsible to the CEO.

The Chief Executive Officer in turn ensures the Executive Committee's efficiency and effectiveness to the Chairman, the Chairman's Committee and the Board.

The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations both in Switzerland and internationally.

Executive Committee
Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the Company. It consists of the CEO, the Chief Operating Officers of the Crop Protection and Seeds businesses, together with the heads of Syngenta's functional activities: Finance, Research & Technology, Chemical Operations & Global Supply, Business Development & Planning and Legal & Taxes.

Introduction

On 13 November 2000, Syngenta was formed from the merger of Novartis agribusiness and Zeneca agrochemicals business.

In order to provide a meaningful comparison of the 2001 results a 2000 pro forma Income Statement is shown on page 33. Pro forma segmental results are shown on page 39. The 2000 pro forma income statement and segmental results have been prepared on the basis that both businesses are deemed to have been merged with effect from 1 January 1999. The pro forma statements are unaudited.

A summary of Syngenta's audited consolidated financial statements prepared on a statutory basis under International Accounting Standards (IAS) are provided on pages 36 to 38. The accounting treatment used for the preparation of Syngenta's financial statements for 2000 is, that with effect on 13 November 2000, Novartis agribusiness acquired Zeneca agrochemicals business. The consolidated financial statements for 2000 are not therefore indicative of what the performance of Syngenta would have been in 2000 if the two legacy businesses had been combined from 1 January 2000.

When reading the summary consolidated financial statements on pages 36 to 38 the following needs to be considered:

- The consolidated income statement for the twelve months ended 31 December 2000 is based mainly on Novartis agribusiness performance with the results of Zeneca agrochemicals business only being included following the formation of Syngenta on 13 November 2000.

- The consolidated cash flow for the twelve months ended 31 December 2000 consists mainly of the cash flow for the full year from Novartis agribusiness with the inclusion of cash flows from Zeneca agrochemicals business subsequent to its acquisition by Novartis agribusiness on 13 November 2000.

For full details and analysis of the Group's audited financial results, prepared in accordance with IAS, please refer to our comprehensive financial report which is available upon request or on our internet site (www.syngenta.com).

Income Statement Review for 2001 vs. 2000 Pro forma

All narrative in this section excludes the effects of exchange rate movements (unless noted otherwise).

Full year sales of $6.32 billion were 4% lower than 2000. Sales were down at the same rate in both the first and second halves, with economic and weather-related challenges affecting the market throughout the year. Currency movements had a negative impact on full year sales of 4%.

Crop Protection sales, which account for 85% of total sales, were down 5%. In its first full year of operation Syngenta held position in all markets, except in Latin America where sales were deliberately constrained, notably Argentina.

Seeds sales increased by 2% mainly due to strong growth in the high-margin Vegetables business. Improved profitability in 2001 was a result of restructuring initiatives undertaken in 2000 and sustained cost reduction throughout 2001.

EBITDA was maintained at the 2000 level as a result of the swift implementation of the cost reduction program announced at the time of the merger. Significant savings were achieved in Marketing and Distribution as well as in General and Administrative which was somewhat offset by one-off sundry other income and expense items. In the second half additional savings were realized in Research and Development and in manufacturing contributing to a doubling of EBITDA in the second half.

Special items not included in the Income Statement opposite were as follows:

In 2001 there were $277 million of special items, being a charge in respect of merger and restructuring costs net of divestment gains.

Special items for 2000 were net gains from mandated disposals partially offset by restructuring costs related to the first phase of Syngenta's synergy program.

The underlying tax rate, excluding special items, was 42% for the year, compared to a 2000 pro forma rate of 48%. This improvement has been achieved largely through eliminating inefficiencies associated with the merger transaction.

Earnings per share, excluding special items, was up one cent to $2.20, helped by the lower tax rate.

Summarized income statement 2001[1] and 2000[1]

	Actual 2001 $m	Pro forma 2000[2] $m
Sales	**6323**	**6846**
Cost of goods sold	(3199)	(3510)
Gross profit	**3124**	**3336**
Marketing and distribution	(1178)	(1295)
Research and development	(723)	(745)
General and administrative	(581)	(603)
Operating income	**642**	**693**
Income from associates	(5)	–
Financial expenses, net	(249)	(243)
Income before taxes and minority interests	**388**	**450**
Taxes	(164)	(216)
Minority interests	(1)	(12)
Net income	**223**	**222**
Numbers of shares (millions)	101.4	101.3
Earnings per share (basic and diluted)	2.20	2.19
EBITDA[3]	**1127**	**1195**

[1] Excluding special items.
[2] Unaudited pro forma full year results for 2000:
(a) Exclude all products divested in compliance with competition authority mandates for the formation of Syngenta.
(b) Assumes the two businesses merged from 1 January 1999 and operated with an effective underlying tax rate in 2000 of 48%.
[3] EBITDA is Earnings Before Interest, Tax, Depreciation and Amortization, and is a financial measure that can be of interest to investors.

Product and regional sales analysis for 2001 vs 2000 Pro forma

Product line performance is covered earlier in this report on pages 12 to 15. Performance by region was as follows:

Crop Protection

Sales in Europe, Africa and the Middle East were affected by adverse market conditions in Western Europe. Good sales growth was sustained in Eastern Europe.

In NAFTA good sales growth in Canada and Mexico was insufficient to offset the adverse effects of reduced US acreages, a competitive US cotton market and drought which reduced markets in western and southern horticultural areas. These were accompanied by inventory reductions in the distribution channel.

In Latin America, notably Argentina, maintenance of the Company's tight credit policy has resulted in a deliberate sales reduction. There was encouraging growth in direct marketing to large growers in Brazil which partially offset the overall decrease.

Sales in Asia Pacific in the second half of the year benefited from changes in distribution arrangements and downstream moves, primarily in Japan with the acquisition of Tomono Agrica, Australia and the Philippines, and the increased sales in China of GRAMOXONE®.

Seeds

Sales growth in Europe, Africa and the Middle East was driven by success in vegetables, corn and oilseeds.

In NAFTA reduced acreages in corn and sugar beet, and difficult market conditions in vegetables and flowers, all contributed to the decline.

In Latin America, principally Brazil, growth was achieved across the product range.

Strong growth in Vegetables sales in Thailand and Australia resulted in increased sales in Asia Pacific.

Other financial information

Cash flow: Free cash flow from operating activities was $400 million. This cash flow was used to repay debt in various forms including final settlement of former parental debt following the merger. The cash inflow from reduced trade working capital combined with $191 million of proceeds from mandated product disposals offset restructuring costs of $352 million.

Net debt: At the end of the year net debt was $2.2 billion, representing a gearing ratio of 54% (2000 pro forma: 58%) A successful bond market debut was announced on 26 June with an issue total of €1150 million in early July. The proceeds have been used to refinance short-term debt.

Management compensation: The aggregate amount of cash compensation (salaries and bonuses) in 2001 to the Chairman, the Chief Executive Officer and the members of the Executive Committee (a total of nine people) amounted to CHF 11.5 million. In addition, CHF 2.3 million was set aside for pension, retirement and other benefits. Options based on 2001 performance will be granted in March 2002. Following the launch of Syngenta in November 2000 the Chairman, the Chief Executive Officer and the members of the Executive Committee were awarded a total of 175,000 options at an exercise price of CHF 76.50 which corresponded to an average market price after completion of the share repurchase program.

Compensation of Non-Executive Directors: The ten Non-Executive Directors of Syngenta AG received an aggregate amount of compensation in 2001 of CHF 1.18 million. Each Director could opt for payment in options or a combination of options and cash. Following the launch of Syngenta in November 2000, the ten Non-Executive Directors were awarded a total of 32,500 options at an exercise price of CHF 76.50.

Dividends: The Board has recommended a dividend for 2001 of CHF 0.80 per share to be paid on 26 April 2002, subject to shareholder approval at the Annual General Meeting on 23 April 2002.

Unaudited Product Line and Regional Sales Analysis with Pro Forma 2000[1] Comparatives

Crop Protection	First half Actual 2001 $m	First half Pro forma 2000 $m	Second half Actual 2001 $m	Second half Pro forma 2000 $m	Full year Actual 2001 $m	Full year Pro forma 2000 $m	Full year growth Actual %	Full year growth CER %
Product Line								
Selective herbicides	1224	1299	498	542	1722	1841	– 6	– 3
Non-selective herbicides	412	482	275	278	687	760	– 10	– 5
Fungicides	887	1013	505	528	1392	1541	– 10	– 5
Insecticides	507	580	437	489	944	1069	– 12	– 6
Professional products	270	276	252	282	522	558	– 6	– 4
Others	67	78	51	41	118	119	– 1	–
Total	**3367**	**3728**	**2018**	**2160**	**5385**	**5888**	**– 9**	**– 5**
Regional								
Europe, Africa and Middle East	1211	1314	659	677	1870	1991	– 6	– 2
NAFTA	1433	1492	454	516	1887	2008	– 6	– 6
Latin America	235	323	442	527	677	850	– 20	– 19
Asia Pacific	488	599	463	440	951	1039	– 8	+ 1
Total	**3367**	**3728**	**2018**	**2160**	**5385**	**5888**	**– 9**	**– 5**
Seeds								
Product Line								
Field Crops	407	436	123	116	530	552	– 4	–
Vegetables and Flowers	257	256	151	150	408	406	+ 1	+ 5
Total	**664**	**692**	**274**	**266**	**938**	**958**	**– 2**	**+ 2**
Regional								
Europe, Africa and Middle East	299	303	94	84	393	387	+ 2	+ 11
NAFTA	292	320	112	109	404	429	– 6	– 6
Latin America	43	40	45	45	88	85	+ 4	+ 5
Asia Pacific	30	29	23	28	53	57	– 7	+ 3
Total	**664**	**692**	**274**	**266**	**938**	**958**	**– 2**	**+ 2**
Syngenta								
Crop Protection	3367	3728	2018	2160	5385	5888	– 9	– 5
Seeds	664	692	274	266	938	958	– 2	+ 2
Total	**4031**	**4420**	**2292**	**2426**	**6323**	**6846**	**– 8**	**– 4**

[1] Unaudited pro forma full year results for 2000 exclude all products divested in compliance with competition authority mandates for the formation of Syngenta.

Condensed Consolidated Income Statement
For the twelve months to 31 December

	Excluding special items		Special items		Including special items[1]	
	2001 $m	2000 $m	2001 $m	2000 $m	2001 $m	2000 $m
Sales	**6323**	**4876**	**–**	**–**	**6323**	**4876**
Cost of goods sold	(3199)	(2442)	–	–	(3199)	(2442)
Gross profit	**3124**	**2434**	**–**	**–**	**3124**	**2434**
Marketing and distribution	(1178)	(989)	–	–	(1178)	(989)
Research and development	(723)	(537)	–	–	(723)	(537)
General and administrative	(581)	(364)	–	–	(581)	(364)
Merger and restructuring costs, net of divestment gains	–	–	(277)	456	(277)	456
Operating income	**642**	**544**	**(277)**	**456**	**365**	**1000**
Income from associates	(5)	(1)	–	–	(5)	(1)
Financial expense, net	(249)	(85)	–	–	(249)	(85)
Income before taxes and minority interests	**388**	**458**	**(277)**	**456**	**111**	**914**
Income tax expense	(164)	(238)	88	(102)	(76)	(340)
Income before minority interests	**224**	**220**	**(189)**	**354**	**35**	**574**
Minority interests	(1)	(10)	–	–	(1)	(10)
Net income	**223**	**210**	**(189)**	**354**	**34**	**564**
Weighted average number of ordinary shares in issue (millions)	101	74	101	74	101	74
Earnings per share (basic and diluted) ($)	**2.20**	**2.83**	**(1.86)**	**4.78**	**0.34**	**7.61**

[1] The audited statutory income statements are prepared including special items.

Condensed Consolidated Balance Sheet
As at 31 December

	2001 $m	2000 $m
Assets		
Current assets		
Cash and cash equivalents	288	756
Trade and other accounts receivable	2102	2304
Other current assets	214	163
Inventories	1716	1921
Total current assets	**4320**	**5144**
Non-current assets		
Property, plant and equipment	2348	2649
Intangible assets	3004	2978
Investments in associates and joint ventures	103	112
Deferred tax assets	666	639
Other financial assets	268	293
Total non-current assets	**6389**	**6671**
Total assets	**10709**	**11815**
Liabilities and Equity		
Current liabilities		
Trade accounts payable	(687)	(637)
Current financial debts	(1420)	(3085)
Income tax and other taxes payable	(220)	(336)
Other current liabilities	(882)	(1013)
Provisions	(231)	(286)
Total current liabilities	**(3440)**	**(5357)**
Non-current liabilities		
Non-current financial debts	(1116)	(100)
Deferred tax liabilities	(1159)	(1270)
Other non-current liabilities	–	(84)
Provisions	(835)	(693)
Total non-current liabilities	**(3110)**	**(2147)**
Total liabilities	**(6550)**	**(7504)**
Minority interests	**(73)**	**(101)**
Total equity	**(4086)**	**(4210)**
Total liabilities and equity	**(10709)**	**(11815)**

Condensed Consolidated Cash Flow Statement
As at 31 December

	2001 $m	2000[1] $m
Net income	**34**	**564**
Reversal of non-cash items:		
Minority interests	1	10
Income tax expense	76	340
Charges in respect of provisions	452	358
Depreciation, amortization and impairment on:		
Property, plant and equipment	344	208
Intangible assets	232	105
Income from associates	5	1
Divestment gains	(75)	(785)
Loss on disposal of fixed assets	9	–
Net financial expenses	249	85
Interest and other financial receipts	70	21
Interest and other financial payments	(260)	(103)
Taxes paid	(258)	(170)
Cash flow before working capital changes	**879**	**634**
Payments in respect of provisions	(469)	(179)
Change in net current assets and other operating cash flows	138	155
Cash flow from operating activities	**548**	**610**
Additions to property, plant and equipment	(253)	(185)
Proceeds from divested assets	195	825
Proceeds from disposals of property, plant and equipment	12	50
Purchase of intangibles, investments in associates and other financial assets	(57)	(52)
Proceeds from disposals of intangible and financial assets	12	20
Business acquisitions (net of liquidity acquired)	(4)	387
Acquisitions of minorities	(27)	–
Cash flow used for investing activities	**(122)**	**1045**
Net change in Novartis AG debt	(125)	(1371)
Increases in other third party interest-bearing debt	3720	2436
Repayment of third party interest-bearing debt	(4329)	(1258)
Repayment of debts factored with recourse	(137)	–
Purchase of treasury stock	3	(524)
Merger transaction costs	–	(68)
Net transfers to Novartis other than in respect of interest-bearing debt	–	(183)
Cash flow from/(used for) financing activities	**(868)**	**(968)**
Net effect of currency translation on cash and cash equivalents	(26)	(42)
Net change in cash and cash equivalents	**(468)**	**645**
Cash and cash equivalents at the beginning of the period	**756**	**111**
Cash and cash equivalents at the end of the period	**288**	**756**

[1] *The consolidated cash flow for the twelve months ended 31 December 2000 consists mainly of the cash flow for the full year from Novartis agribusiness with the inclusion of cash flows from the Zeneca agrochemicals business subsequent to its acquisition by Novartis agribusiness on 13 November 2000.*

Segmental Results for 2001[1]

	Crop Protection $m	Seeds $m	New Technology $m	Total $m
Sales	**5385**	**938**	**–**	**6323**
Gross profit	2645	479	–	3124
Marketing and distribution	(948)	(230)	–	(1178)
Research and development	(458)	(112)	(153)	(723)
General and administrative	(501)	(66)	(14)	(581)
Operating income	**738**	**71**	**(167)**	**642**
EBITDA	**1173**	**110**	**(156)**	**1127**

Segmental Results for 2000[2]

	Crop Protection $m	Seeds $m	New Technology $m	Total $m
Sales	**5888**	**958**	**–**	**6846**
Gross profit	2874	462	–	3336
Marketing and distribution	(1060)	(235)	–	(1295)
Research and development	(473)	(111)	(161)	(745)
General and administrative	(475)	(113)	(15)	(603)
Operating income	**866**	**3**	**(176)**	**693**
EBITDA	**1299**	**60**	**(164)**	**1195**

Summary of Segmental Results for 2001[1] and 2000[2]

	First half 2001 $m	First half 2000 $m	Second half 2001 $m	Second half 2000 $m	Full year 2001 $m	Full year 2000 $m
Sales						
Crop Protection	3367	3728	2018	2160	5385	5888
Seeds	664	692	274	266	938	958
Total	**4031**	**4420**	**2292**	**2426**	**6323**	**6846**
Operating income						
Crop Protection	767	890	(29)	(24)	738	866
Seeds	132	106	(61)	(103)	71	3
New Technology	(81)	(87)	(86)	(89)	(167)	(176)
Total	**818**	**909**	**(176)**	**(216)**	**642**	**693**
EBITDA						
Crop Protection	986	1109	187	190	1173	1299
Seeds	149	132	(39)	(72)	110	60
New Technology	(76)	(81)	(80)	(83)	(156)	(164)
Total	**1059**	**1160**	**68**	**35**	**1127**	**1195**

[1] Excluding special items.
[2] Unaudited pro forma results for 2000:
(a) Exclude all products divested in compliance with competition authority mandates for the formation of Syngenta.
(b) Assume the two businesses merged from 1 January 1999 and operated with an effective underlying tax rate in 2000 of 48%.
(c) Excluding special items.

The shares are listed on the Swiss Exchange and on the London[1] and Stockholm stock exchanges.
On the New York Stock Exchange, Syngenta shares are traded as ADSs (American Depositary Shares).[2]

Trading symbols	Swiss Stock Exchange	Stockholm Stock Exchange	New York Stock Exchange	London Stock Exchange
Shares	SYNN	SYN	SYT	SYA

Outstanding shares at year-end 2001	31 December 2001
Total outstanding shares[3]	112,564,584

Share price and market capitalization at year-end 2001	31 December 2001
Share price (CHF)	86
ADS price (USD)	10.60
Market capitalization (CHF million)	8723
Market capitalization (USD million)	5195

Reporting dates	
First quarter trading statement	23 April 2002
Half-year results	7 August 2002
Third quarter trading statement	24 October 2002

A full form 20-F will be available to all shareholders in early April 2002. The Annual Report, together with the Group's earnings announcements, share price and other information, is available on the Internet (www.syngenta.com).

Syngenta's Annual General Meeting will be held on 23 April 2002.

[1] Shareholders who hold Syngenta shares through CREST hold their interest by means of dematerialized depositary interests representing entitlements to Syngenta shares known as CDIs.
[2] *1 share = 5 ADSs.*
[3] Of which 9.89% are held as treasury stock. For the purposes of calculating market capitalization and per share data, the number of shares stands at 101.4 million.


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For the business year 2001, Syngenta has published two reports: The Annual Report and the Financial Report.

These publications are also available on the Internet www.syngenta.com

Both documents were originally published in English. The Annual Report 2001 is also available in German.

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Cautionary statement regarding forward-looking statements

This Annual Review contains forward-looking statements, which can be identified by terminology such as "expect", "would", "will", "potential", "plans", "prospects", "estimated", "aiming", "on track", and similar expressions. Such statements may be subject to risks and uncertainties that could cause actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

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Syngenta
Financial Report 2001



syngenta

Financial Report 2001

Management Discussion and Analysis [1]

Financial Highlights

(US$ million)	2001	2000	1999	1998	1997
		Year ended December 31,			
Amounts in accordance with IAS					
Income statement data					
Sales	6,323	4,876	4,678	5,040	5,040
Cost of goods sold	(3,199)	(2,442)	(2,367)	(2,430)	(2,351)
Gross profit	3,124	2,434	2,311	2,610	2,689
Operating expenses	(2,759)	(1,434)	(1,862)	(1,884)	(1,774)
Operating income	365	1,000	449	726	915
Income before taxes and minority interests	111	914	325	544	781
Net income	**34**	**564**	**135**	**299**	**459**
Cash flow data					
Cash flow from operating activities	548	610	618	250	190
Cash flow from / (used for) investing activities	(122)	1,045	(283)	(377)	(1,049)
Cash flow from / (used for) financing activities	(868)	(968)	(350)	227	818
Capital expenditure	(253)	(185)	(185)	(201)	(222)
Balance Sheet data					
Working capital	880	(213)	289	229	14
Total assets	10,709	11,815	6,593	7,074	6,608
Total non-current liabilities	(3,110)	(2,147)	(757)	(774)	(736)
Total liabilities	(6,550)	(7,504)	(4,035)	(4,410)	(4,430)
Share capital	667	667	-	-	-
Total equity	4,086	4,210	2,481	2,588	2,178
Other supplementary income data					
EBITDA [2]	936	1,312	713	967	1,116
EBITDA excluding special items [3]	1,127	856	821	1,081	1,131
Basic and diluted earnings per share ($)	0.34	7.61	1.97	4.35	6.65
Amounts in accordance with US GAAP					
Sales	6,323	4,876	4,678	5,040	-
Net income	(247)	180	64	169	-
Total assets (unaudited)	11,338	12,826	7,944	8,727	-
Total non-current liabilities (unaudited)	(3,300)	(2,621)	(1,175)	(1,246)	-
Total equity	4,417	4,820	3,491	3,851	-
Basic and diluted earnings per share ($)	(2.44)	2.43	0.93	2.46	-

Syngenta Group Management Discussion and Analysis

Notes

[1] We have prepared our consolidated financial statements in US dollars and in accordance with International Accounting Standards (IAS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IAS and US GAAP, see Note 33 of the consolidated financial statements.

When reading the consolidated financial statements, the following needs to be considered:

For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date.

The consolidated income statement for the twelve months ended December 31, 2001 represents the performance of Syngenta in this period. The consolidated income statement for the twelve months ended December 31, 2000 is based mainly on the performance of Novartis agribusiness, with the results of Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 and earlier periods relate only to Novartis agribusiness.

The consolidated balance sheet shown in the consolidated financial statements as at December 31, 2001 and 2000 contains the assets and liabilities of Syngenta (representing both Novartis agribusiness and Zeneca agrochemicals business); the 1999 and earlier comparative figures contain only the assets and liabilities of Novartis agribusiness.

The consolidated cash flow statement for the twelve months ended December 31, 2001 represents the performance of Syngenta in this period. The consolidated cash flow statement for the twelve months ended December 31, 2000 consists mainly of the cash flows for the full year of Novartis agribusiness, with cash flows from Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 and earlier periods relate only to Novartis agribusiness.

Some costs which have been reflected in the consolidated financial statements for 2000 and earlier periods are not necessarily indicative of the costs that Syngenta would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs comprise allocated Novartis corporate overhead, interest expense and income taxes. Until its combination with Zeneca agrochemicals business, Novartis agribusiness was not managed as a single strategic business entity. Instead, the Crop Protection and Seeds businesses were operated by separate management teams, which were coordinated with strategic management at the Novartis holding company level. Following the merger with Zeneca agrochemicals business, Syngenta is a single entity.

[2] EBITDA is defined as earnings before interest, tax, minority interests, depreciation and amortization. We have included information concerning EBITDA because it is used by investors as one measure of an issuer's ability to service or incur indebtedness. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and our EBITDA measure may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or to cash flow as determined in accordance with generally accepted accounting principles, nor as a measure of liquidity or indicator of our performance.

[3] Special items are material items that management does not expect to recur. Special items are comprised of US$352 million, US$261 million, US$67 million, US$3 million and US$25 million of restructuring charges for the years ended December 31, 2001, 2000, 1999, 1998 & 1997 respectively; US$68 million of merger costs for the year ended December 31, 2000; and US$41 million and US$129 million of trade receivable write-downs in Latin America, Russia and Ukraine for the years ended December 31, 1999 and 1998 respectively. These charges were partially offset by gains on disposals of US$75 million, US$785 million, US$18 million and US$10 million for the years ended December 31, 2001, 2000, 1998 and 1997 respectively.

Syngenta Group Management Discussion and Analysis

OVERVIEW

We conduct our business with a view towards long-term growth of profits. Such growth is largely dependent on a flow of new products and product enhancements emanating from substantial and continuing investment in research and development, manufacturing efficiency, marketing expertise and a strong distribution network. We provide our customers with advice and services that go beyond the sale of our products.

Our results are affected, both positively and negatively, by, among other factors:

- general economic conditions;
- weather conditions (which can influence the demand for certain products);
- commodity crop prices; and
- exchange rate fluctuations.

Government measures, such as subsidies or rules regulating the areas allowed to be planted with certain crops, also can have an impact on our industry. Our results are also increasingly affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops.

Our largest markets are Europe, Africa and the Middle East, and NAFTA, which represented 36% and 36% respectively of consolidated sales in 2001 (2000: 36% and 35%). Both sales and operating profit are seasonal and are principally weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

Manufacturing and Research and development are largely based in Switzerland, the United Kingdom and the United States.

The consolidated financial statements are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of our revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 23% of sales in 2001 were denominated in euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing are denominated in Swiss francs and British pounds sterling. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the euro relative to the US dollar. During 2001, the US dollar appreciated against all major currencies, including the euro, Swiss franc, British pound sterling and the Japanese yen. The impact of currency movements reduced total 2001 sales by 3% compared to 2000.

The consolidated financial statements are based upon Syngenta's accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are, (i) adjustments for doubtful receivables, (ii) environmental provisions, and (iii) impairment. These policies are described in more detail later in this report.

Results of operations for the years 1999 to 2001 reflect the impact of the poor economic and agricultural market conditions.

Sales by region were as follows:

(US$ million)	Year ended December 31, 2001	2000	1999
Europe, Africa and Middle East	2,263	1,747	1,856
NAFTA	2,291	1,690	1,568
Latin America	765	641	576
Asia Pacific	1,004	798	678
Total	**6,323**	**4,876**	**4,678**

2001 results represent a full year's results of Syngenta, which has integrated the legacy Novartis agribusiness and Zeneca agrochemicals business. 2000 represents the results for Novartis agribusiness for 2000 plus two months of Zeneca agrochemicals business. The notes to Financial Highlights explain this in more detail.

2001 was a challenging year for the Crop Protection segment. The continuing trend of soft commodity crop prices affected farmers' planting decisions, and caused reduced winter cereal acreages in Europe, and reduced acreages in the US. A very wet spring in Europe also reduced sales, although this was partly offset by good growth in Eastern Europe.

In NAFTA, good sales growth in Canada and Mexico was insufficient to offset the combined adverse effects of reduced US acreages, a competitive cotton market and drought which reduced markets in western horticultural areas. In addition, there were inventory reductions in the distribution channel.

In Latin America, the maintenance of Syngenta's tight credit policy has resulted in a deliberate sales reduction, with encouraging growth in direct marketing to large growers in Brazil insufficient to offset the overall decrease in sales.

Sales in Asia Pacific benefited from changes in distribution arrangements and a move to direct downstream representation, particularly in Japan (where the remaining 50% of Tomono Agrica was acquired), Australia, and the Philippines. Non-selective herbicides showed good sales growth in China.

Four important new products were registered and launched during the year:

- CALLISTO® (mesotrione), a post-emergence corn herbicide with a new mode of action, was successfully launched in Germany, US and Austria, with additional registrations achieved in France and Holland;
- ACANTO® (picoxystrobin), a new generation strobilurin fungicide, received its first registration in Germany for use on cereals;
- APIRO® (pyrifthalid), a broad spectrum herbicide particularly effective on grasses in rice, received its first registration in South Korea;
- KRISMAT® (trifloxysulfuron-sodium), a post emergence herbicide for use on cotton and sugarcane, received its first registrations in Argentina and Columbia.

The Seeds segment had a mixed performance in 2001, but overall sales grew by 2% at constant exchange rates.

Sales of corn seeds grew strongly in Europe and Brazil, following the introduction of new hybrids, but this was offset by a decline in sales in NAFTA, partly because of the decrease in corn acreage. Sales of soybean and sunflower seeds grew strongly in the Americas and Eastern Europe. Although the European sugar beet market has declined, HILLESHÖG® sugar beet performed well.

In Vegetables, Europe (with peppers, tomatoes, melons and leeks in particular), Asia and Brazil all showed strong growth, offset by subdued demand and heavy competition in NAFTA. Flowers increased in Europe, offsetting lower NAFTA sales in a highly competitive market.

Syngenta Group Management Discussion and Analysis

Syngenta is organized on a worldwide basis into three operating segments, Crop Protection, Seeds and New Technology. The following tables set out our sales and operating income by segment for each of the periods indicated:

(US$ million)	Year ended December 31, 2001	2000	1999
Sales			
Crop Protection	5,385	3,918	3,728
Seeds	938	958	950
Total	**6,323**	**4,876**	**4,678**
Operating Income			
Crop Protection	473	1,190	508
Seeds	62	3	26
New Technology	(167)	(125)	(85)
Unallocated (merger costs)	(3)	(68)	-
Total	**365**	**1,000**	**449**

Following the formation of Syngenta in November 2000, the Group embarked on a plan to integrate and restructure the combined businesses in order to achieve cost savings. Such plans involve the termination of employees, integration of systems and the closure of duplicate head office, research and development and manufacturing facilities. Progress with these plans has been encouraging, and further details are provided in Note 22 of the consolidated financial statements.

In 2001, Syngenta has completed its review of the fair values associated with the 2000 acquisition of Zeneca agrochemicals business. The following table shows how the acquisition was recorded in the 2000 financial statements, together with the net adjustments to fair value arising as a result of the review:

(US$million)	2000 original purchase accounting	Net adjustments to fair value	2001 revised purchase accounting
Purchase consideration			
- fair value of purchase consideration	1,975	-	1,975
- capital contribution received from AstraZeneca plc	(210)	-	(210)
Net purchase consideration	1,765	-	1,765
Less: fair value of net assets acquired	(1,166)	99	(1,067)
Goodwill	**599**	**99**	**698**

Further details of the revision to fair value are provided in Note 3 of the consolidated financial statements.

In order to obtain regulatory approval for the merger, Syngenta agreed to divest certain products and product rights. In 2001, completed divestments include the sales of the herbicide *Agil Propaquizafop,* the fungicide *Flutriafol* and the insecticide *Evisect.* 2001 sales in the period up to divestment were US$9 million for these products and product rights. 2001 divestments produced net gains of US$75 million (see Note 6 of the consolidated financial statements).

In 2000, completed divestments included the sale of the fungicide, *FLINT®*. These divestments, in the aggregate, represented approximately US$125 million of sales and US$49 million of operating income for the year ended December 31, 2000 and US$95 million of sales and US$37 million of operating income in the year ended December 31, 1999. These divestments produced a gain of US$785 million in 2000.

Syngenta Group Management Discussion and Analysis

Statutory and Proforma numbers

In order to understand both the effect of the acquisition of Zeneca agrochemicals business by Novartis agribusiness to form Syngenta, and also the underlying business performance in 2001 compared to 2000, Syngenta management considers that it is necessary to present financial information both on a statutory consolidated basis, and on a proforma basis.

The statutory consolidated basis, referred to as "statutory" in the tables that follow, is prepared on the basis described in Note 1 to the Financial Highlights.

The proforma basis, referred to as "proforma" in the tables that follow, assumes that both legacy businesses merged from January 1, 1999, and excludes all products which have been divested in compliance with competition authority mandates for the formation of Syngenta.

Sales commentary

2001 compared to 2000

On a statutory basis, total Syngenta consolidated sales for 2001 were US$6,323 million, compared to US$4,876 million for 2000. The following table demonstrates how the increase in sales of 33% at constant exchange rates (CER) arose;

			Growth	
(US$ million)	2001	2000	Actual %	CER %
Crop Protection	5,385	3,918	*37%*	*41%*
Seeds	938	958	*-2%*	*2%*
Total	**6,323**	**4,876**	***30%***	***33%***

The 41% rise in Crop Protection sales is primarily because of the impact of a full year of Zeneca agrochemicals business sales being contained in the 2001 sales; 2000 contains Zeneca agrochemicals business sales for November and December 2000 only.

Aside from this, the ex-Novartis Crop Protection business sales declined 9% in 2001.

Adverse currency effects impacted total sales by 3%.

Syngenta Group Management Discussion and Analysis

The commentary on sales that follows is on a proforma basis.

Crop Protection Sales

Growth rates in the following narrative compare 2001 actuals with pro forma 2000 and are at constant exchange rates (CER).

Commentary on product performance

	Full Year		Growth	
Product line	Actual 2001 $m	Proforma 2000 $m	Actual %	CER %
Selective herbicides	1,722	1,841	-6%	-3%
Non-selective herbicides	687	760	-10%	-5%
Fungicides	1,392	1,541	-10%	-5%
Insecticides	944	1,069	-12%	-6%
Professional products	522	558	-6%	-4%
Others	118	119	-1%	-
Total	**5,385**	**5,888**	**-9%**	**-5%**

Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients and water. Selective herbicides are crop-specific and control weeds without harming the crop. Non-selective herbicides reduce or halt the growth of all vegetation with which they come in contact.

Fungicides are products that prevent and cure fungal plant diseases that affect crop yield quality.

Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality.

Professional products are herbicides, insecticides and fungicides used in markets such as seed treatment, public health, and turf and ornamentals.

Selective Herbicides: major brands BICEP®, MAGNUM®, CALLISTO®, DUAL®, MAGNUM, FLEX®, FUSILADE®, TOPIK®
In corn herbicides, sales of the market-leading brands of DUAL®/BICEP® MAGNUM were up slightly and the successful mid-season first introductions of CALLISTO® in Europe and the US resulted in sales of US$27 million. In cereals, sales of the grass herbicide TOPIK® grew strongly following the successful full launch in the US and a sustained performance in Western Europe. FUSILADE®, also for grass control, benefited from the delayed acceptance of herbicide tolerant soybeans in Brazil. Lower sales in Argentina and of smaller and older brands led to the overall reduction in selective herbicides.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
The successful launch of TOUCHDOWN® IQ® in the US underpinned strong growth for the TOUCHDOWN® brand in this market. This more than offset lower sales in Argentina and Brazil where the company has maintained its tight credit policy. The first full year of GRAMOXONE® production at the new Nantong plant, combined with the expansion of the field force, resulted in further sales growth in China; this did not fully compensate for declines in the US, due to a reduced burndown market, and in Latin America.

Fungicides: major brands AMISTAR®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
Sales of AMISTAR®, the largest product in the fungicide portfolio, were up 3%, benefiting from introductions in new crops, particularly in the US and Canada. SCORE®, a vegetable and rice fungicide, continued to grow strongly in both Asia and Latin America. These performances were insufficient to offset the unfavorable market conditions during the year, particularly for cereal crops in Northern Europe and non-field crops in North America, which resulted in reduced treatments for UNIX®, TILT® and RIDOMIL GOLD®.

Insecticides: major brands ACTARA® FORCE®, KARATE® PROCLAIM®, VERTIMEC®
ACTARA® grew strongly during the year following launches in the USA, Japan and India. Sales of PROCLAIM® sustained good growth following a second successful year on cotton in Australia. KARATE® sales were lower overall as volume increases were insufficient to offset price competition in the US cotton market. VERTIMEC® sales were reduced by increased competition in the acaricides market. Overall sales were down due to lower sales in Argentina and the continued phase-out of less profitable, older and third-party products.

Professional Products: major brands AVID®, BARRICADE®, CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Sales in Seed Treatments increased; CRUISER®, the new insecticide seed treatment, and the fungicide seed treatments, DIVIDEND® and MAXIM® sustained good growth. Turf and Ornamental sales declined as a result of low pest and disease pressure in the important US market. Reduced tenders for the insecticide ICON® impacted the Public Health business.

Commentary on regional performance

	Full Year		Growth	
Regional	Actual 2001 $m	Proforma 2000 $m	Actual %	CER %
Europe, Africa and Middle East	1,870	1,991	*- 6%*	*- 2%*
NAFTA	1,887	2,008	*- 6%*	*- 6%*
Latin America	677	850	*- 20%*	*- 19%*
Asia Pacific	951	1,039	*- 8%*	*1%*
Total	**5,385**	**5,888**	***- 9%***	***- 5%***

Sales in Europe, Africa and the Middle East were affected by the adverse market conditions in Western Europe. Good sales growth was sustained in Eastern Europe.

In NAFTA good sales growth in Canada and Mexico was insufficient to offset the adverse effects of reduced US acreages, a competitive US cotton market and drought which reduced markets in western and southern horticultural areas. In addition, there were inventory reductions in the distribution channel.

In Latin America, the maintenance of Syngenta's tight credit policy has resulted in a deliberate sales reduction, with encouraging growth in direct marketing to large growers in Brazil insufficient to offset the overall decrease.

Sales in Asia Pacific in the second half of the year benefited from changes in distribution arrangements and downstream moves, primarily in Japan with the acquisition of Tomono Agrica, Australia and the Philippines, and the increased sales in China of GRAMOXONE®.

Seeds Sales

Growth rates in the following narrative compare 2001 actuals with Proforma 2000 and are at constant exchange rates (CER).

Commentary on product performance

	Full Year		Growth	
Product line	Actual 2001 $m	Proforma 2000 $m	Actual %	CER %
Field Crops	530	552	*-4%*	-
Vegetables and Flowers	408	406	*1%*	*5%*
Total	938	958	***-2%***	***2%***

Syngenta Group Management Discussion and Analysis

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales of corn were unchanged; NK® corn grew strongly following successful launches of new hybrids in both Europe and Brazil while sales in NAFTA declined partly due to the decrease in corn acreage. Oilseeds sales were up with sales of soybeans and sunflower seeds growing strongly in the Americas and Eastern Europe respectively. Hilleshog® sugar beet performed well in a declining European market. The divestment of sorghum in 2000 accounted for over one percent of the reduction in total Field Crop sales. Sales of genetically modified product continued to grow and accounted for 17% of sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Strong sales growth was achieved especially in S&G® vegetables. Sales in Europe (with notable contributions from peppers, tomatoes, melons and leeks), Asia and Brazil all increased; subdued demand and heavy competition hampered performance in NAFTA.

Sales of S&G® flowers increased in Europe; in NAFTA sales were slightly lower in a highly competitive market.

Commentary on regional performance

	Full Year		Growth	
Regional	Actual 2001 $m	Proforma 2000 $m	Actual %	CER %
Europe, Africa and Middle East	393	387	*2%*	*11%*
NAFTA	404	429	*- 6%*	*- 6%*
Latin America	88	85	*4%*	*5%*
Asia Pacific	53	57	*- 7%*	*3%*
Total	**938**	**958**	*- 2%*	*2%*

Sales growth in Europe, Africa and the Middle East was driven by success in vegetables, corn and oilseeds.

In NAFTA reduced acreages in corn and sugar beet and difficult market conditions in vegetables and flowers all contributed to the sales decline.

In Latin America, principally Brazil, growth was achieved across the product range.

Strong growth in Vegetables sales in Thailand and Australia resulted in increased sales in Asia Pacific.

Operating Income

Unless stated otherwise, the following discussion is based on operating income excluding special items.

The New Technology segment develops new areas of plant science. To improve transparency, items classified at merger as Corporate have been reallocated to the three reporting segments.

Operating income excluding special items

	Year ended December 31,		% variance	
(US$ million, except variances)	2001	2000 statutory	Actual	CER
Crop Protection	738	666	*11%*	*18%*
Seeds	71	3	*492%*	*533%*
New Technology	(167)	(125)	*- 25%*	*- 16%*
Total	**642**	**544**	***18%***	***26%***

Crop Protection

Operating income 2001 versus 2000 (statutory)

(US$ million, except variances)	Excluding special items			Special items		Total		
	2001	2000 statutory	% variance	2001	2000 statutory	2001	2000 statutory	% variance
Sales	5,385	3,918	*37%*	-	-	5,385	3,918	*37%*
Cost of goods sold	(2,740)	(1,946)	*- 41%*	-	-	(2,740)	(1,946)	*- 41%*
Gross profit	**2,645**	**1,972**	***34%***	**-**	**-**	**2,645**	**1,972**	***34%***
as a percentage of sales	*49.1%*	*50.3%*				*49.1%*	*50.3%*	
Marketing and distribution	(948)	(754)	*- 26%*	-	-	(948)	(754)	*- 26%*
Research and development	(458)	(312)	*- 47%*	-	-	(458)	(312)	*- 47%*
General and administrative	(501)	(240)	*- 109%*	-	-	(501)	(240)	*- 109%*
Merger and restructuring costs, net of divestment gains	-	-	-	(265)	524	(265)	524	*- 151%*
Operating income	**738**	**666**	***11%***	**(265)**	**524**	**473**	**1,190**	***- 60%***
as a percentage of sales	*14%*	*17%*				*9%*	*30%*	

As a percentage of sales, gross profit of 49.1% in 2001 decreased by just over one percentage point from 2000. Operating income increased by 11% in 2001 to US$738 million. In addition to the effect of the acquisition of Zeneca agrochemicals business, improvements in the product mix and the phasing-out of older and third party products were offset by an aggregate price decline.

Special items are material items that management does not expect to recur, and in 2001 and 2000 were merger and restructuring costs associated with synergy programs, net of mandated product divestment gains. The special item in 2001 was a net cost of US$265 million. The special item in 2000 was a net gain of US$524 million due to significant gains on mandated divestments. The restructuring program and relating costs are discussed in more detail later in this section.

Marketing and distribution expenses increased in 2001 by 26% to US$948 million as 2001 included a full 12 months of Zeneca agrochemicals business. Marketing and distribution expenses as a percentage of sales decreased slightly to 18% as cost savings resulting from the merger were realized.

Research and development expenses increased by 47% in 2001 to US$458 million. As a percentage of sales, research and development remained flat at 8%. 2001 charges included 12 months of the ex-Zeneca research sites while 2000 included only 2 months.

General and administrative expenses increased by 109% in 2001 to US$501 million, principally due to the inclusion of twelve months of Zeneca agrochemicals business in 2001 and the associated amortization of goodwill arising on the acquisition. As a percentage of sales, general and administrative overhead increased to 9%. General and administrative expenses were affected by a number of one-off sundry other income and expense items, including additional provisions against trade receivables in Argentina.

Operating income 2001 versus 2000 (proforma)

	Excluding special items			Special items		Total		
(US$ million, except variances)	2001	2000 proforma	% variance, CER	2001	2000 proforma	2001	2000 proforma	% variance, CER
Sales	5,385	5,888	- 5%	-	-	5,385	5,888	- 5%
Cost of goods sold	(2,740)	(3,014)	6%	-	-	(2,740)	(3,014)	6%
Gross profit	**2,645**	**2,874**	**- 5%**	**-**	**-**	**2,645**	**2,874**	**- 5%**
as a percentage of sales	*49.1%*	*48.8%*				*49.1%*	*48.8%*	
Functional expenses	(1,907)	(2,008)	3%	-	-	(1,907)	(2,008)	3%
Merger and restructuring costs, net of divestment gains	-	-	-	(265)	591	(265)	591	-
Operating income	**738**	**866**	**- 9%**	**(265)**	**591**	**473**	**1,457**	**- 68%**
as a percentage of sales	*14%*	*15%*				*9%*	*25%*	

In comparison with the 2000 proforma results, gross profit decreased by 5% reflecting the difficult weather conditions in Europe and the USA and the self-imposed sales constraints in Latin America. Gross profit increased slightly as a percentage of sales due to improvements in the product mix and synergy savings, which were sufficient to offset an aggregate price decline.

Functional expenses decreased by 3%, reflecting savings due to the merging of duplicate functions in many countries and favorable currency effects.

Operating income was reduced by 9% because of the adverse pressures on sales and prices mentioned above, but due to cost saving measures declined by only 1% as a percentage of sales.

Seeds

Operating income 2001 versus 2000 (statutory)

	Excluding special items			Special items		Total		
(US$ million, except variances)	2001	2000 statutory	% variance	2001	2000 statutory	2001	2000 statutory	% variance
Sales	938	958	- 2%	-	-	938	958	- 2%
Cost of goods sold	(459)	(496)	7%	-	-	(459)	(496)	7%
Gross profit	**479**	**462**	**4%**	**-**	**-**	**479**	**462**	**4%**
as a percentage of sales	*51.1%*	*48.2%*		-	-	*51.1%*	*48.2%*	
Marketing and distribution	(230)	(235)	2%	-	-	(230)	(235)	2%
Research and development	(112)	(103)	- 9%	-	-	(112)	(103)	- 9%
General and administrative	(66)	(121)	45%	-	-	(66)	(121)	45%
Merger and restructuring costs, net of divestment gains	-	-	-	(9)	-	(9)	-	-
Operating income	**71**	**3**	**2,267%**	**(9)**	**-**	**62**	**3**	**1,967%**
as a percentage of sales	*8%*	*0%*				*7%*	*0%*	

Operating income increased by 2,267% in 2001 to US$71 million and overall gross profit increased by 4%, from US$462 million in 2000 to US$479 million in 2001. The increases were due to strong growth in the high-margin Vegetables business and the realization of the benefits of rationalization of non-priority crops undertaken in 2000.

Marketing and distribution expenses decreased by 2% to US$230 million.

The overall increase in research and development expenses to US$112 million was 9% for the year. However, as a percentage of sales, research and development costs were flat at about 12%.

General and administrative expenses decreased by 45% to US$66 million in 2001 mainly because of sustained cost reduction resulting from the 2000 restructuring initiatives mentioned above. 2000 also contained a US$15 million impairment charge of the goodwill arising on an investment in Korea which did not recur in 2001.

Operating income 2001 versus 2000 (proforma)

	Excluding special items			Special items		Total		
(US$ million, except variances)	2001	2000 proforma	% variance CER	2001	2000 proforma	2001	2000 proforma	% variance CER
Sales	938	958	*2%*	-	-	938	958	*2%*
Cost of goods sold	(459)	(496)	*5%*	-	-	(459)	(496)	*5%*
Gross profit	**479**	**462**	***10%***	**-**	**-**	**479**	**462**	***10%***
as a percentage of sales	*51.1%*	*48.2%*		-	-	*51.1%*	*48.2%*	
Functional expenses	(408)	(459)	*8%*	-	-	(408)	(459)	*8%*
Merger and restructuring costs, net of divestment gains	-	-	-	(9)	-	(9)	-	-
Operating income	**71**	**3**	***2,700%***	**(9)**	**-**	**62**	**3**	***2,433%***
as a percentage of sales	*8%*	*0%*				*7%*	*0%*	

In comparison with 2000 proforma results, gross profit increased by 10%, and by 3% as a percentage of sales. Strong growth in high-margin Vegetables was the main contributor to the increased profitability.

Successful cost reductions resulted in a decrease in functional expenses of 8% that, together with the increase in the profit margin noted above, were the main drivers of the large increase in the 2001 operating income.

New Technology

Operating income 2001 versus 2000 (statutory)

	Excluding special items			Special items		Total		
(US$ million, except variances)	2001	2000 statutory	% variance	2001	2000 statutory	2001	2000 statutory	% variance
Sales	-	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-	-
Gross profit	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
as a percentage of sales	-	-		-	-	-	-	
Marketing and distribution	-	-	-	-	-	-	-	-
Research and development	(153)	(122)	*- 25%*	-	-	(153)	(122)	*- 25%*
General and administrative	(14)	(3)	*- 367%*	-	-	(14)	(3)	*- 367%*
Merger and restructuring costs, net of divestment gains	-	-	-	-	-	-	-	-
Operating loss	**(167)**	**(125)**	***- 34%***	**-**	**-**	**(167)**	**(125)**	***- 34%***
as a percentage of sales	-	-				-	-	

Operating losses increased by 34% to US$167 million in 2001. This is mainly because 2001 includes a full year's charges for Zeneca research and technology sites as opposed to two months of charges in 2000, and is also the reason for the difference between statutory and proforma for New Technology.

Operating income 2001 versus 2000 (proforma)

	Excluding special items			Special items		Total		
(US$ million, except variances)	2001	2000 proforma	% variance, CER	2001	2000 proforma	2001	2000 proforma	% variance, ER
Gross profit	-	-	-	-	-	-	-	-
as a percentage of sales	-	-	-	-	-	-	-	-
Functional expenses	(167)	(176)	3%	-	-	(167)	(176)	3%
Merger and restructuring costs, net of divestment gains	-	-	-	-	-	-	-	-
Operating loss	**(167)**	**(176)**	*3%*	-	-	**(167)**	**(176)**	*3%*
as a percentage of sales	-	-				-	-	

In comparison with 2000 proforma results, investment in New Technology remained steady. 2001 versus 2000 proforma spending on research and technology was relatively unchanged.

Merger and restructuring programs

Following the formation of Syngenta on November 13, 2000 the business embarked upon a plan to integrate and restructure the combined businesses in order to achieve synergies. Taken together, we expect that these restructuring actions will result in annual cost savings of US$525 million per annum by the end of 2003. For 2001, the cost savings totalled US$165 million.

Cost of goods sold realized savings of US$50 million due to the restructuring of global manufacturing and supply. About half of the planned closures of manufacturing sites and technology centers were initiated by the end of 2001 and activities at remaining sites are being realigned for cost base optimization.

Selling, general and administration expenses realized savings of US$95 million as the integration of sales forces and administrative functions were quickly effected following the merger.

Research and development expenses realized savings of US$20 million due mainly to the closure of the Western Research Center in California. Cost reduction in research and development reflects the continuing intersite rationalization and focusing of research activity.

We estimate one-time restructuring charges associated with the US$525 million annual savings to be US$900 million.

In 2001, restructuring charges comprised US$269 million of integration and synergy costs, US$86 million of asset impairments and US$3 million of merger costs. Gains of US$6 million were realized on the release of provisions previously charged to income and gains of US$75 million were realized on the disposal of products divested in response to competition authorities' requirements. The net charge was US$277 million.

The following commentary is only on a statutory basis.

Financial Expense, Net

Financial expense, net increased by US$164 million in 2001 as compared to 2000, an increase of 193%, mainly due to the effect of debt arising on the acquisition of Zeneca agrochemicals business, and the carve-out of Novartis agribusiness from Novartis AG.

US$99 million of the increase is the swing to currency losses of US$54 million in 2001 from gains of US$45 million in 2000, caused mainly by the revaluation of foreign currency balances within the Syngenta Group.

Interest expense increased by US$100 million largely due to debt incurred on the formation of Syngenta, and the increased cost of borrowing in Latin America. In Brazil, increased interest expense was partially offset by an increase in interest income of US$26 million, much of which is interest implicit in sales prices to customers with extended credit terms.

Taxes

The tax rate on normal trading operations was 42% in 2001, decreased from an estimated 48% in 2000. Of this 42%, 9% is due to the non deductible goodwill amortization associated with the acquisition accounting for Zeneca agrochemicals business. The credit received on restructuring costs was at a rate of 32% with the result of an overall tax rate of 68% in 2001, increased from 37% in 2000. The 37% tax charge in 2000 benefited from the effect of tax-efficient mandated product divestments.

Net Income

Net income as a percentage of total sales was 0.54% in 2001 compared to 11.6% in 2000. This decrease is primarily due to the impact of non-recurring gains in 2000 from product divestments mandated by the competition authorities prior to the acquisition of Zeneca agrochemicals business and the poor trading environment in 2001.

Other Supplementary Income Data

Statutory

EBITDA decreased 29% from US$1,312 million in 2000 to US$936 million in 2001. EBITDA as a percentage of sales decreased from 27% in 2000 to 15% in 2001, substantially as a result of special gains related to mandated divestments experienced in 2000. EBITDA excluding special items increased to US$1,127 million in 2001 from US$856 million in 2000. As a percentage of sales, EBITDA excluding special items increased to 17.8% in 2001.

Proforma

EBITDA excluding special items decreased 6% from US$1,195 million in 2000 to US$1,127 million in 2001, although there was no change in constant currency terms. As a percentage of sales, EBITDA excluding special items was increased to 17.8% in 2001.

2000 compared to 1999

Sales

Total Syngenta sales for 2000 were US$4,876 million, an increase of 4% from 1999 sales of US$4,678 million. Our combination with Zeneca agrochemicals business on November 13, 2000 contributed US$301 million to our 2000 sales. Including sales of Zeneca agrochemicals business, on a constant exchange rate basis, total Syngenta sales increased by 10%. Excluding sales from Zeneca agrochemicals business, total sales decreased by 2% from 1999 to US$4,575 million, representing an increase of 3% on a constant exchange rate basis.

Crop Protection

Sales

(US$ million, except variances)	Year ended December 31, 2000	1999	% variance Actual	CER
Selective herbicides	1,597	1,641	*- 3%*	*2%*
Non-selective herbicides	89	8	*1,013%*	*1,020%*
Fungicides	998	910	*10%*	*17%*
Insecticides	753	652	*16%*	*20%*
Professional products	365	372	*- 2%*	*2%*
Others	116	145	*- 20%*	*- 12%*
Total	**3,918**	**3,728**	***5%***	***11%***

The following comments on sales are based on constant exchange rates (CER).

After a strong first half, there was a softening in commodity prices from mid-year. Nevertheless, full year sales grew by 11%. Excluding sales by Zeneca agrochemicals business, full year sales increased by 2%. Sales in Europe & AME were adversely affected by the extremely wet conditions in the important winter-cropping areas. Despite good sales growth in the first half of the year, sales in Latin America were weak in the second half, partly due to our policy to deliberately constrain sales in Brazil and Argentina in order to mitigate credit risk. Overall sales in Asia Pacific were favorable, however, there were mixed results within the region. Conditions for cotton planting in Australia were less favorable than in 1999, whereas Syngenta achieved favorable growth in India and Japan. In NAFTA we took advantage of an early spring and favorable conditions.

Our selective herbicide products delivered a solid performance in a difficult market. Lower atrazine sales were counterbalanced by sales of TOPIK® which continued its previous growth. Major regions for growth were Latin America and Asia Pacific. Sales of non-selective herbicides have increased as a result of the merger with Zeneca agrochemicals business in November 2000.

Fungicide sales were driven by broad-based growth across the portfolio of fungicide products. Overall sales in 2000 increased by 17%, partly due to the acquisition of Zeneca agrochemicals business which added 10% to the total growth. Growth in the UNIX® line and the SCORE® line of products contributed strongly to fungicide sales results.

In the insecticide market, growth of the recently launched products ACTARA® particularly in Latin America, and PROCLAIM® largely in Asia, made a significant contribution to our results. VERTIMEC® maintained its leading position in the worldwide acaricide market.

Sales growth of professional products in the first half was more than offset by reduced sales in the second half due to lower acreages and product phase-outs. In turf and ornamentals, sales growth in the United States, the largest market for these products, continued largely because of strong sales performance from various products including diazinon and prodiamin and was strongly assisted by the inclusion of HERITAGE® from the Zeneca agrochemicals business. Additional registrations for CRUISER® seed treatment supported increased sales in Latin America.

Seeds

Sales

(US$ million, except variances)	Year ended December 31, 2000	1999	% variance Actual	CER
Field Crops	552	540	*2%*	*8%*
Vegetables and Flowers	406	410	*- 1%*	*5%*
Total	**958**	**950**	***1%***	***7%***

The following comments on sales are based on constant exchange rates (CER).

Overall seeds brand sales increased by 7% to US$958 million. Field Crop sales increased by 8% compared to the previous year. This sales growth was driven mainly by the success of the product offering in NK® corn across all regions. New variety launches in Europe & AME, the test marketing of the PROSHIELD™ technology in NAFTA and subtropical corn hybrids in Brazil were particularly successful. Sales of NK® brand soybean in NAFTA and NK® brand winter oilseed rape in Europe & AME were also strong. In Europe & AME, HILLESHÖG® brand sugar beet sales were lower but NK® brand sunflower sales increased despite difficult market conditions.

Vegetables and Flowers achieved a sales growth of 5% compared to 1999. In ROGERS® and S&G® brand vegetables, growth was achieved through new product launches and focused marketing activities in tomato, sweet pepper, melon and cauliflower. Vegetable sales in NAFTA decreased due to difficult market conditions but favorable performances in the region were achieved in fresh tomato and melon. Gains were also made in India, China and Latin America. In S&G® brand flowers, growth was achieved in NAFTA and there were notable successes in Australia and Latin America where new distribution activities have been initiated. The launch of an innovative new X-tray young plants container was successfully implemented in Europe.

Operating Income

Unless stated otherwise, the following discussion is based on operating income excluding special items, which was as follows:

Operating income excluding special items

(US$ million, except variances)	Year ended December 31, 2000	1999	% variance
Crop Protection	666	609	*9%*
Seeds	3	33	*- 91%*
New Technology	(125)	(85)	*- 47%*
Total	**544**	**557**	***- 2%***

Crop Protection

Operating income 2000 versus 1999

(US$ million, except variances)	Excluding special items 2000	1999	% variance	Special items 2000	1999	Total 2000	1999	% variance
Sales	3,918	3,728	5%	-	-	3,918	3,728	5%
Cost of goods sold	(1,946)	(1,875)	- 4%	-	-	(1,946)	(1,875)	- 4%
Gross profit	**1,972**	**1,853**	**6%**	**-**	**-**	**1,972**	**1,853**	**6%**
as a percentage of sales	*50.3%*	*49.7%*		-	-	*50.3%*	*49.7%*	
Marketing and distribution	(754)	(740)	- 2%	-	-	(754)	(740)	- 2%
Research and development	(312)	(303)	- 3%		-	(312)	(303)	- 3%
General and administrative	(240)	(201)	- 19%	-	(41)	(240)	(242)	1%
Merger and restructuring costs, net of divestment gains	-	-		524	(60)	524	(60)	-
Operating income	**666**	**609**	**9%**	**524**	**(101)**	**1,190**	**508**	**134%**
as a percentage of sales	*17%*	*16%*				*30%*	*14%*	

As a percentage of sales, gross profit increased to 50.3% from 49.7%. This increase reflects our successful effort in the crop protection business to streamline the portfolio and focus on higher margin products. Operating income increased by 9% in 2000 to US$666 million. The main reasons were higher sales and a shift towards higher margin products.

Special items are material items that management does not expect to recur. The special item in 2000 was a net gain of US$524 million arising from a combination of gains on mandated divestments of US$785 million, net of restructuring costs relating to our combination with Zeneca agrochemicals business of US$261 million. Together with unallocated merger costs of US$68 million, the total charge recognized in 2000 was US$329 million. The restructuring program and relating costs are discussed in more detail later in this section. The special items in 1999 within merger and restructuring costs, net of divestment gains, of US$60 million are linked to Project Focus, the restructuring program announced in 1999. This charge is comprised of employee termination costs of US$35 million, other third party costs of US$14 million and fixed asset impairments of US$11 million. The US$41 million special item in 1999 in general and administrative expenses was a write-down of trade receivables.

Marketing and distribution expenses increased in 2000 by 2% to US$754 million. The merger with Zeneca agrochemicals business added 11% to the total cost for 2000. Excluding the costs from Zeneca agrochemicals business, marketing and distribution costs decreased by 4%. This is a direct result of strict cost control. Marketing and distribution expenses as a percentage of sales remained flat at 19%.

Research and development expenses increased by 3% in 2000 to US$312 million. Excluding the research and development costs of the Zeneca agrochemicals business, these costs were reduced by 9% compared to 1999. The acquisition of the Zeneca agrochemicals business introduced an additional US$35 million of costs, or 13%. As a percentage of sales, research and development remained flat at 8%.

General and administrative overheads increased by 19% in 2000 to US$240 million. As a percentage of sales, general and administrative overhead remained flat at approximately 6%. The acquisition of Zeneca agrochemicals business contributed US$21 million of increased costs, and was the main reason for the increase in costs in 2001. Numerous smaller items such as new information technology related activities, increased goodwill amortization, recognition of a US$6 million provision for product liability settlements and establishment of new legal entities also contributed increases. Further details on environmental provisions are given in Note 29 of the consolidated financial statements. These charges were substantially offset by a gain on disposal of a property in Brazil.

Seeds

Operating income 2000 versus 1999

	Excluding special items			Special items		Total		
(US$ million, except variances)	2000	1999	% variance	2000	1999	2000	1999	% variance
Sales	958	950	1%	-	-	958	950	1%
Cost of goods sold	(496)	(492)	- 1%	-	-	(496)	(492)	- 1%
Gross profit	**462**	**458**	**1%**	**-**	**-**	**462**	**458**	**1%**
as a percentage of sales	*48.2%*	*48.2%*				*48.2%*	*48.2%*	
Marketing and distribution	(235)	(237)	1%	-	-	(235)	(237)	1%
Research and development	(103)	(117)	12%	-	-	(103)	(117)	12%
General and administrative	(121)	(71)	- 70%	-	-	(121)	(71)	- 70%
Merger and restructuring costs, net of divestment gains	-	-	-	-	(7)	-	(7)	100%
Operating income	**3**	**33**	**- 91%**	**-**	**(7)**	**3**	**26**	**- 88%**
as a percentage of sales	-	*4%*				-	*3%*	

Operating income decreased by 91% in 2000 to US$3 million. This was mainly due to the significant increase in general and administrative expenses relating to the withdrawal from the sorghum business and the implementation of global systems. Overall gross profit increased by 1%, from US$458 million in 1999 to US$462 million in 2000, due to higher sales in the field crops product line related to corn, soybeans and sunflowers, and high growth in the vegetable and flowers product lines.

Marketing and distribution expenses decreased by 1% to US$235 million. While Project Focus resulted in savings in mature markets, these cost reductions were substantially offset by our continued efforts to build our markets in Latin America and the Asia Pacific region, as well as investments in new supply and distribution network for vegetables.

The overall decrease in research and development expenses of 12% to US$103 million for the year resulted from the appreciation of the US dollar against the Swiss franc and positive impacts of Project Focus. As a percentage of sales, research and development costs reduced from 12.3% to 10.8%.

General and administrative expenses increased by 70% to US$121 million in 2000. This is a result of the segment's three year investment in new information technology capabilities and the related costs which were not eligible for capitalization. The implementation of a global SAP system was completed in the largest countries, as well as development of a new product development testing system and numerous e-business systems.

New Technology

Operating income 2000 versus 1999

	Excluding special items			Special items		Total		
(US$ million, except variances)	2000	1999	% variance	2000	1999	2000	1999	% variance
Sales	-	-	-			-	-	-
Cost of goods sold	-	-	-			-	-	-
Gross profit	**-**	**-**				**-**	**-**	
as a percentage of sales	-	-	-			-	-	-
Marketing and distribution	-	-	-			-	-	-
Research and development	(122)	(68)	*- 79%*			(122)	(68)	*- 79%*
General and administrative	(3)	(17)	*82%*			(3)	(17)	*82%*
Merger and restructuring costs, net of divestment gains	-	-		-	-	-	-	
Operating loss	**(125)**	**(85)**	***- 47%***	**-**	**-**	**(125)**	**(85)**	***- 47%***
as a percentage of sales	-	-				-	-	

Operating losses reported by the New Technology segment increased by 47% to US$125 million in 2000. This increase in allocations of research and technology spending reflects a build up of expenditure in biotechnology areas as well as the acquisition of Zeneca agrochemicals business.

Merger and restructuring programs

Following the formation of Syngenta on November 13, 2000 the business embarked upon a plan to integrate and restructure the combined businesses in order to achieve synergies. A series of restructuring programs was announced in 2000. A charge of US$329 million was taken as an expense in 2000. This charge comprised US$128 million for employee termination costs and US$201 million for other third party costs. Costs for employee severance relate to the elimination of approximately 1,000 jobs.

Further restructuring costs are expected to be incurred over the next two years as the business continues this integration and restructuring work. The exact timing of the related income statement charges has not been determined based upon the accounting requirements that must be met.

Taken together, we expect that these restructuring actions will result in annual cost savings of US$525 million per annum by the end of 2003. Based upon our internal synergy tracking to date, we believe that we will achieve these cost savings as planned.

We estimate one-time restructuring charges associated with the US$525 million annual savings to be US$900 million.

Financial Expense, Net

Financial expense, net decreased by US$44 million in 2000 as compared to 1999, a decrease of 34%. This decrease is mainly due to the increase in interest income from US$5 million in 1999 to US$43 million in 2000, as a result of significant movements in the net debt position during the last two months of 2000. Movements in the exchange rates between the US dollar, the Swiss franc and the British pound sterling were the principal cause of currency gains of US$45 million in 2000 compared to gains of US$38 million in 1999.

Syngenta Group Management Discussion and Analysis

Taxes

Following the demerger of the two businesses from their parents and the incomplete tax restructuring of Syngenta and after eliminating certain one-off items associated with the separation, it is estimated that the underlying tax rate for 2000, before special items and gains, was 48%. Of this 48%, approximately 9% is due to the non-deductibility of goodwill amortization associated with the acquisition accounting for Zeneca agrochemicals. The 37% tax charge in the audited financial statements benefits from the effect of tax-efficient divestments.

Net Income

Net income as a percentage of total sales was 11.6% in 2000 compared to 2.9% in 1999. This increase is primarily due to gains on product divestments mandated by the competition authorities prior to the acquisition of Zeneca agrochemicals business.

Other Supplementary Income Data

EBITDA increased 84% from US$713 million in 1999 to US$1,312 million in 2000. EBITDA as a percentage of sales increased from 15.2% in 1999 to 26.9% in 2000, substantially as a result of special gains related to mandated divestments. EBITDA excluding special items increased to US$856 million in 2000 from US$821 million in 1999. As a percentage of sales, EBITDA excluding special items, remained steady at 17.6%, the level attained in 1999.

Liquidity and capital resources

Syngenta's principal sources of liquidity consist of cash generated from operations and third party debt available through unsecured non-current bonds and credit facilities. We reported cash and cash equivalents on December 31, 2001, 2000 and 1999 of US$288 million, US$756 million and US$111 million, respectively. At December 31, 2001, 2000 and 1999, we had current financial debts of US$1,420 million, US$3,085 million and US$2,221 million, respectively, and non-current financial debts of US$1,116 million, US$100 million and US$80 million, respectively.

Capital Markets and Credit Facilities

Funds for Syngenta's working capital needs were available during the year from two committed revolving multi-currency credit facilities totalling US$6 billion: a Syndicated Facility of US$4.5 billion and a Club Facility of US$1.5 billion. During July and August 2001 US$2.0 billion of the Syndicated Facility was voluntarily cancelled in two equal tranches. In addition the Club Facility of US$1.5 billion was cancelled over the course of June and July 2001. As of December 31, 2001 Syngenta had utilized US$0.47 billion under the remaining Syndicated Facility, leaving US$2.03 billion available for future requirements. The company's policy is to maintain flexibility in its funding by accessing the capital markets and by maintaining a committed bank facility, local bank facilities and commercial paper. The cost of borrowing from these facilities is related to the cost of borrowing on the London and European inter-bank markets, and Syngenta's credit rating.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% and €350 million 2-year Floating Rate Notes in replacement of banking facilities.

On December 15, 2000, Syngenta entered into a US$2.5 billion Global Commercial Paper program. Syngenta began issuing Euro commercial paper in March 2001. As at December 31 2001 US$79 million of Commercial Paper is in issue.

Management is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital, capital expenditure and debt service requirements for the foreseeable future, including cash expenditure relating to restructuring programs. Current and non current financial debts contain only general and financial default covenants, with which Syngenta is in compliance.

Syngenta is not currently subject to commitments for capital expenditure, which individually or in aggregate are material to the Group.

Syngenta Group Management Discussion and Analysis

Financial Results

The following table sets forth certain information about the cash flow for each of the periods indicated:

	Year ended December 31,		
(US$ million)	2001	2000	1999
Cash flow from operating activities	548	610	618
Cash flow from / (used for) investing activities	(122)	1,045	(283)
Cash flow from / (used for) financing activities	(868)	(968)	(350)

Cash Flow from Operating Activities

In 2001, cash flow from operating activities totalled US$548 million, a decrease of US$62 million compared to 2000. This decrease reflects significant cash payments arising from the formation of Syngenta and the resulting restructuring, net of increased cash flows from improved operating performance helped by lower working capital in 2001.

Cash Flow from / (used for) Investing Activities

In 2001, cashflow from investing activities totalled US$(122) million, a decrease of US$1,167 million compared to 2000. The prior year inflow results from proceeds from divested assets of US$825 million and cash inflows of US$387 million from business acquisitions in 2000. The net cash outflow of US$122 million is primarily the result of divestment proceeds of US$195 million, investments of US$88 million and capital expenditure of US$253 million.

Divestment proceeds of US$195 million result from sale of the herbicides *Sulcotrione* and *Agil Propaquizafop*, the fungicide *Flutriafol* and the insecticide *Evisect*. The divestments of *Sulcotrione, Agil Propaquizafop* and *Flutriafol* were required in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals. The *Evisect* divestment resulted from product range rationalization.

Investments relate principally to additional investments in Sakata seeds, the acquisition of the remaining shareholding in CC Benoist SA (previously held as an associate) and the buyout of the minority shareholdings in Syngenta Crop Protection Sdn.Bhd, Malaysia, Syngenta Crop Protection Ltd, Thailand and Tomono Agrica KK, Japan.

We continue to make investments in the form of new and improved property, plant and equipment. Capital expenditures for the years ended December 31, 2001, 2000 and 1999 were US$253 million, US$185 million and US$185 million, respectively.

Cash Flow from / (used for) Financing Activities

2001 compared to 2000

In 2001, cash flow used for financing activities decreased by US$100 million to US$(868) million. In 2000 Syngenta repaid debt and equity formerly provided to Novartis agribusiness and Zeneca agrochemicals businesses, by Novartis AG and AstraZeneca plc respectively. In addition Syngenta repurchased approximately 9.99% of its outstanding common stock immediately following the listing of Syngenta shares at a total cost of US$524 million.

In 2001, Syngenta issued €800 million 5-year Eurobond with a coupon rate of 5.5% and €350 million 2-year Floating rate notes in replacement of current financial debt.

Syngenta Group Management Discussion and Analysis

The US$868 million repayment of financial debt comprised a reduction of current debt of US$609 million, repayment of trade receivables factored with recourse of US$137 million, and payment of US$140 million to Novartis AG resulting from the purchase of assets from Novartis Agricultural Discovery, Inc., which were partly offset by financing inflows of US$18 million.

Research and Development

Syngenta has major research centers in Basel, Switzerland; Jealotts Hill, England; Torrey Mesa Research Institute, California; and Syngenta Biotechnology, Inc., North Carolina. Syngenta's research and development is focused on effective and environmentally friendly grower solutions, including crop protection chemicals, seeds and novel traits through biotechnology.

The total spent on research and development was US$723 million in 2001, US$537 million in 2000 and US$488 million in 1999. Syngenta's investment in genomics underpins all of the product outputs and the increasing emphasis on integrated crop solutions is leading to converging research goals and programmes across seeds, chemicals and traits. Attribution of research and development costs for 2001 was US$458 million in 2001 for crop protection, US$112 million for seeds and US$153 million for new technology, including crop traits introduced through biotechnology. The focus of the Basel site is crop protection chemicals, and the two major US sites is new technology, while the UK site is an integrated site focused on discovery and environmental science.

We are continuously improving the research process, building on well established platforms in chemistry, biology and biotechnology. Novel tools, methods and information services allow us to evaluate a greater range of diverse chemicals more quickly and efficiently than ever before. We perform an extensive investigation of all safety aspects involving many tests to ensure the safety of our products. The human safety assessments address potential risks to both the users of the product and the consumers of food and feed, while in environmental safety we seek assurance that the product will not adversely affect soil, water, air, flora or fauna.

In addition to our own research and development efforts, we have strengthened our business platform through targeted acquisitions. We have also entered into a number of research and development agreements around the world for combinatorial chemical libraries, high throughput screening and follow-up of leads.

There are no off-balance sheet financing transactions associated with research and development activity.

US GAAP

Our financial statements have been prepared in accordance with International Accounting Standards (IAS), which differ in certain significant respects from US GAAP. Note 33 of the consolidated financial statements describes in detail the amount and nature of these differences.

For the year ended December 31, 2001, net income under IAS was US$34 million, compared to a net loss of US$(247) million under US GAAP. The main reasons for the difference were differences in the application and incidence of purchase accounting between IAS and US GAAP, which caused differences to arise on both the purchase accounting for Zeneca agrochemicals business, and on other acquisitions.

For the year ended December 31, 2001, the net difference in pre-tax income arising between the IAS and US GAAP treatments of the purchase accounting for Zeneca agrochemicals business was US$(288) million. The main items causing the difference include the accounting treatment for assembled workforce, in-process research and development, restructuring charges and the adjustment of fair values. The purchase price for Zeneca agrochemicals business was allocated at December 31, 2000 on a preliminary basis, and the allocation has been finalized during 2001, as explained in detail in detail in Note 33 of the consolidated financial statements. Under IAS 22, information arising in the post-acquisition allocation period which gives additional evidence as to the fair value of assets and liabilities at the acquisition date, is required to be used for the purposes of adjusting fair values at the acquisition date. However, under US GAAP, additional conditions must be fulfilled in order for such information to result in an adjustment to the purchase price allocation. If these conditions are not met, the additional information must be recognized in net income, for the purposes of US GAAP.

The most significant of the purchase accounting differences arising in 2001 on the acquisition of Zeneca agrochemicals business was the adjustment to the carrying values of certain intangible assets and property, plant and equipment, which gave rise to an adjustment to fair values required under IAS 22, but to an impairment loss of US$(282) million for US GAAP under SFAS 121.

For the year ended December 31, 2001, the net difference in pre-tax income arising between the IAS and US GAAP treatments of the purchase accounting for other acquisitions was US$(141) million. This difference mainly arises because the accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IAS is different from the accounting treatment under US GAAP. For IAS purposes, the merger was accounted for as a uniting of interests, however, for US GAAP the merger does not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling in interests and therefore is accounted for as a purchase. In 2001 Syngenta has reviewed the recoverability of intangible assets related to marketed products assumed in the Ciba-Geigy business combination reported within the Crop Protection segment, as part of the product range rationalization process following the acquisition of Zeneca agrochemicals business. The most significant items within the US$(141) million include (i) the US GAAP amortization of the fair values arising under from the Ciba Geigy purchase accounting, (ii) an impairment loss of US$16 million, which has been recognized in the current year pursuant to SFAS 121 in US GAAP net income in respect of a certain product, and (iii) a divestment gain recognized under IAS has been reduced under US GAAP, by US$21 million, to adjust the US GAAP carrying value previously attributed to a divested product.

The incremental difference in deferred tax expense of US$136 million under US GAAP is primarily related to the income tax benefit arising on the purchase accounting adjustments mentioned above.

Net income for the year ended December 31, 2000 under IAS was US$564 million, an increase of US$429 million as compared to US$135 million in 1999. The corresponding figures under US GAAP were US$180 million, an increase of US$116 million as compared to US$64 million in 1999. Adjustments to bring net income from an IAS to a US GAAP basis amounted to a net decrease of US$384 million in 2000 and a net decrease of US$71 million 1999.

The increased adjustment between IAS and US GAAP in fiscal year 2000 primarily related to purchase accounting for Zeneca agrochemicals business. In addition to this purchase accounting difference of US$271 million, differences relating to deferred taxed and stock-based compensation increased by US$36 million and US$12 million, respectively.

The income statement effect of purchase accounting for Zeneca agrochemicals business under US GAAP resulted primarily from the treatment of in-process research and development. Under IAS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price. Therefore, these amounts are included in goodwill, which is amortized over its expect useful life. US GAAP requires the separate identification of in-process research and development as a component of the purchase price allocation. In accordance with US GAAP, we have expensed in-process research and development in connection with the acquisition of Zeneca agrochemicals totaling US$365 million in 2000. This incremental expense is net of restructuring costs of US$93 million that were included as fair value adjustments in the purchase price allocation for Zeneca agrochemicals business under US GAAP, but were charged to expense under IAS.

The incremental difference in deferred tax expense under US GAAP primarily relates to the income tax benefit on the restructuring costs discussed above. As with the restructuring costs, the income tax benefit is included in the determination of net income under IAS, but is included as a fair value adjustment under US GAAP. Increased expense under US GAAP for stock based compensation plans of US$12 million resulted from the adjustment of stock option strike prices intended to preserve the economic value of those options relative to that value prior to the spin-off.

From 1999 to 1998, the adjustment between IAS and US GAAP reduced to a net decrease of US$71 million in 1999 from a net decrease of US$130 million. The primary elements in this reduction were restructuring costs and the deferred tax effect on the US GAAP adjustments. The difference in restructuring costs between IAS and US GAAP changed by US$48 million, to a decrease of IAS net income of US$6 million. This results from fewer restructuring expenditures, which did not qualify for accrual under US GAAP in prior periods, being incurred in 1999 than in 1998. The change in this adjustment was partially offset by the change in the adjustment for deferred taxes on US GAAP adjustments. As differences between IAS and US GAAP decrease, there is generally a resulting decrease in the deferred tax effect.

Critical accounting policies

Note 2 of the consolidated financial statements describes Syngenta's accounting policies in detail. The application of many of these policies necessarily requires judgement to best reflect the commercial substance of underlying transactions. We have determined that three of our accounting policies can be considered "critical", in that significant management judgement is required to determine various assumptions underpinning their application in the consolidated financial statements, which, under different conditions, could lead to material difference in these statements. A description of each of these three policies follows:

Adjustments for doubtful receivables

Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as "bad debts". Syngenta is a geographically diverse group, serving a customer base in all significant agricultural areas across the world, and with subsidiary companies in 50 countries. Credit terms offered to customers often reflect the crop cycle, particularly where local bank financing may be scarce, and full payment from customers can be dependent upon a good harvest yield. Collection can also be affected by the level of inventory in the distribution channel. Syngenta is therefore exposed to a broad range of political and economic risks which can affect prompt and full recoverability of trade receivables. Considerable management effort is consequently spent in actively managing and mitigating these risks.

Syngenta determines the level of doubtful receivables to be provided for by critically analysing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

Environmental provisions

Syngenta makes provisions for environmental liabilities by assessing the likely non-recurring remediation costs where there is an obligation to clean-up contamination. For a provision to be recorded, it must be probable that an expense or remediation work will be required and the costs can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior year experience in remediation of contaminated sites.

When an obligation is first identified to clean up one of our manufacturing sites, the costs are typically spread over an extended period into the future. The assumptions that we use in relation to the extent of the clean-up required, and the method used to clean-up the identified contamination may change significantly during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where we have significant manufacturing assets. Currently our most significant chemical assets are located in Switzerland, the United Kingdom, and the United States. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements.

Impairment

Syngenta carries out reviews of tangible and intangible assets on an annual basis to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated as either the higher of net selling price or value in use; the resultant loss (the difference between the carrying value and recoverable amount) is recorded as a charge in the consolidated income statement. The value in use is estimated as the present value of future cash flows expected to result from the use of assets and their eventual disposal proceeds. In order to calculate the present value of estimated future cash flows it is necessary to use an appropriate discount rate.

(i) Intangible assets: Product rights

In determining the value in use of product rights it is necessary to make a series of of assumptions to estimate future cash flows. The main assumptions include future sales prices and volumes, the future development expenditure required to maintain the product's marketability and the registration in the relevant jurisdictions and the product's life. These assumptions are reviewed annually as part of management's budgeting and strategic planning cycles. The assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (perhaps as a result of movements in crop prices), changes in the product registration, or as a result of pressure from competitor products.

In determining the appropriate discount rate to apply to estimated future cash flows, a risk premium is added to Syngenta's weighted average cost of capital, in order to reflect the increased risk of intangible assets compared to tangible assets.

(ii) Tangible assets: Property, plant and equipment

The value in use of our property plant and equipment is determined by linking assets or a group of assets to identifiable cash flows, which are then reviewed in a manner similar to that described above for product rights. Major assumptions include sales prices and volumes of products manufactured by the identified property, plant and equipment, and its useful life.

The discount factor used to calculate the present value of the estimated future cash flows for property, plant and equipment is based on our estimated weighted average cost of capital, together with any risk premium determined appropriate.

Effect of new accounting pronouncements

International Accounting Standards

IAS 39 (revised 2000), "Financial Instruments: Recognition and Measurement" requires all financial assets and financial liabilities to be recognized on the balance sheet, including all derivatives. They are initially measured at cost, which is the fair value of whatever was paid or received to acquire the financial asset or liability. Subsequent to initial recognition, all financial assets are measured to fair value except for certain specified exceptions. After acquisition most financial liabilities are measured at original recorded amount less principal repayments and amortization. For those financial assets and liabilities that are measured to fair value, changes in fair value are recognized in the income statement except in respect of available for sale financial assets as well as certain qualifying hedges.

The effect of implementing this standard on the 2001 results was that US$17 million of net losses on recognizing derivatives at fair value, and US$11 million of net losses on recognizing available for sale financial assets at fair value, have been recognized directly against shareholders' equity.

IAS 12 (revised 2000), "Income Taxes", was amended to require that current and deferred income taxes be measured at the tax rate applicable to undistributed earnings. The income tax consequences of dividends should be recognized when the related dividend is recognized in the financial statements. Syngenta adopted this standard, as amended, from January 1, 2001, and there was no material effect on the consolidated financial statements.

IAS 19 (revised 2000), "Employee Benefits", was amended to require that, in measuring the obligation for a defined benefit plan, plan assets should include certain assets that were previously excluded because the employer was responsible for making payments to employees, but was then reimbursed by the plan. Plan assets also now include certain insurance policies that satisfy the same conditions as other plan assets, and that have economic effects similar to those of other plan assets. Syngenta adopted this standard, as amended, from January 1, 2001, and there was no material effect on the consolidated financial statements.

IAS 28 (revised 2000), "Accounting for Investments in Associates", was amended to be consistent with IAS 39, "Financial Instruments: Recognition and Measurement", with respect to the application of the equity and the cost method: an investment should be accounted for under the equity method except when the investment is acquired and held exclusively with a view to its subsequent disposal in the future or when it operates under severe long term restrictions that significantly impair its ability to transfer funds to the investor. The changes to IAS 28 become effective when an enterprise applies IAS 39 for the first time. The amendments to IAS 28 (revised 2000) did not have a material effect on the consolidated financial statements.

IAS 31 (revised 2000), "Financial Reporting of Interests in Joint Ventures", was amended to require that a venturer should account for the following interests in accordance with IAS 39, "Financial Instruments: Recognition and Measurement": an interest in a jointly controlled entity which is acquired and held exclusively with a view to its subsequent disposal in the near future and an interest in a jointly controlled entity which operates under severe long term restrictions that significantly impair its ability to transfer funds to the venturer. The changes to IAS 31 become effective when an enterprise applies IAS 39 for the first time. The amendments to IAS 31 (revised 2000) did not have a material effect on the consolidated financial statements.

SIC-28, "Business Combinations - Date of Exchange and Fair Value of Equity Instruments", clarifies aspects of IAS 22, "Business Combinations", in respect of determining the cost of an acquisition where an enterprise issues its own equity instruments as purchase consideration in a business combination. Syngenta issued 44 million shares in connection with the acquisition of Zeneca agrochemicals business in November 2000, and the acquisition purchase price was determined as the number of Syngenta shares issued to AstraZeneca shareholders multiplied by the average trading price of those shares over the first five days of trading. This treatment is consistent with the requirements of SIC-28. SIC-28 became effective for acquisitions given initial accounting recognition on or after December 31, 2001.

SIC-30, "Reporting Currency - Translation from Measurement Currency to Presentation Currency" addresses how items in financial statements should be translated from a measurement currency to a presentation currency when the financial statements are presented in a currency other than the measurement currency determined under SIC-19, "Reporting Currency - Measurement and Presentation of Financial Statements", and under IAS 21, "The Effects of Changes in Foreign Exchange Rates" and IAS 29, "Financial Reporting in Hyperinflationary Economies". SIC-30 becomes effective for annual financial periods beginning on or after January 1, 2002, and will not have an impact on consolidated equity.

SIC-33, "Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests", considers issues of ownership and control arising under IAS 27 "Consolidated Financial Statements - Accounting for Investments in Subsidiaries", and IAS 28, "Accounting for Investments in Associates", when an enterprise owns share warrants, share call options, debt or equity instruments that are convertible into ordinary shares, or other similar instruments that have the potential, if exercised or converted, to give the enterprise voting power or reduce another party's voting power over the financial and operating policies of another enterprise. SIC-33 becomes effective for annual financial periods beginning on or after January 1, 2002. The adoption of SIC-33 will not have a material effect on the consolidated financial statements.

US GAAP

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The standard will become effective for Syngenta from January 1, 2002. Syngenta has not yet determined the impact of adopting SFAS No. 144 on the consolidated financial statements.

SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" was issued in August 2001, and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. The standard will become effective for Syngenta from January 1, 2002, and we do not anticipate that adoption will have a material effect on the consolidated financial statements.

SFAS No. 142, "Goodwill and Other Intangible Assets", was issued in July 2001. This standard prohibits the amortization of goodwill, regardless of its acquisition date, and requires impairment testing of goodwill annually or if any events occur which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The standard will become effective for Syngenta from January 1, 2002. As a result of adopting this standard, the carrying value of assembled workforce of US$128 million will be reclassified to goodwill, and the resulting goodwill balance in accordance with US GAAP of US$551 million will cease to be amortized. Syngenta has not yet completed its initial allocation and impairment testing pursuant to the standard, therefore the impact upon adoption, if any, has not been determined.

SFAS No. 141, "Business Combinations" was issued in July 2001. This standard establishes standards for all business combinations initiated after June 30, 2001, or any purchase business combinations completed after June 30, 2001. This standard prohibits the use of the pooling of interest method of business combination, and provides guidance regarding the recognition of intangible assets acquired in a purchase method of business combination. The standard became effective for Syngenta from January 1, 2001, and adoption did not have a material effect on the consolidated financial statements.

Statement of Financial Accounting Standards SFAS No. 140, "Transfer of Financial Assets" was initially applied on January 1, 2001, and did not have a material effect on the consolidated financial statements.

Statement of Financial Accounting Standards SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and 138 was initially applied on January 1, 2001, and did not have a material effect on the consolidated financial statements.

Emerging Issues Task Force EITF 00-22, "Accounting for Volume Incentives", was applied to the financial statements beginning January 1, 2001, and did not have a material effect on the consolidated financial statements.

Emerging Issues Task Force EITF 01-05, "CTA in Impaired Investments", was initially applied on January 1, 2001, and did not have a material effect on the consolidated financial statements.

Introduction of the euro

On January 1, 1999, the euro was introduced in 11 member states of the EU participating in the European Monetary Union ("EMU") as a common legal currency alongside the national currencies (each, a "legacy currency") of the participating countries. From January 1, 2002, euro-denominated bills and coins have been successfully introduced in the participating countries, and the legacy currencies will cease to be legal tender after a transitional period ending no later than July 1, 2002. Switzerland is not a member of the EU or a participant in the EMU. The foreign currency exposure from transactions in Swiss francs, British pounds sterling or other currencies outside the EMU will not be changed by the introduction of the euro and will depend on actual exposure at the time of risk assessment. We continue to review the impact of the introduction of the euro on our business and competitive position. We did not and do not expect to, experience any operational or technological difficulties with regard to the introduction of the euro.

Recent developments

No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the consolidated financial statements.

Future prospects

We expect market conditions to remain difficult in 2002 and our drive for improving performance ratios is supported by a further $160 million synergy savings target, in line with our three-year program. Our market position will be enhanced by full launches of CALLISTO® and ACANTO® and continued growth of ACTARA®. We continue to build on the progress made in our first year and remain focused on our medium term goals.

Quantitative and qualitative disclosure about market risk

Overview

As a result of its global operating and financial activities, Syngenta is exposed to market risk from changes in foreign currency exchange rates, interest rates and, to a limited extent, commodity prices. Syngenta Group Treasury actively manages the Group's exposures in foreign currency, interest rates and credit risk with the intention of optimizing cash flows, and to minimize earnings volatility. In accordance with its written Treasury Policy, which was approved by the Board of Directors, Syngenta manages its market risk exposures in a risk-averse approach through risk pooling, insurance schemes and, when deemed appropriate, through the use of derivative financial instruments. It is the policy of the Group not to enter into derivative transactions for speculative purposes or purposes unrelated to the operating business.

Syngenta manages all financial risks of the Group and monitors risk exposures and open derivative transactions in accordance with Syngenta's Treasury Policy. Details of the Group's derivative positions as at December 31, 2001 are set out in Note 31 of the consolidated financial statements.

Syngenta has no off-balance sheet financing transactions or arrangements.

Sales and operating costs by currency for the year 2001 for Syngenta were as follows:

	Sales in %		Operating costs in %	
Currency	2001	2000	2001	2000
US dollar	32%	33%	27%	35%
Euro	23%	23%	23%	22%
Swiss franc	2%	2%	14%	21%
British pound sterling	2%	-	15%	-
Other	41%	42%	21%	22%
Total	**100%**	**100%**	**100%**	**100%**

Other currencies include over 46 currencies, however, none of them account for more than 10% of total sales or total operating costs. This currency profile is expected to be representative of the position in 2002.

Fair values of open derivative instruments at December 31, 2001 were as follows:

Instrument types	Notional amounts US$ millions	Positive replacement values US$ millions	Negative replacement values US$ millions
Interest rate instruments	1,106	-	22
Cross currency swaps	973	50	-
Foreign currency forward contracts	2,398	13	63
Currency option contracts	720	12	-
Commodity forward contracts	38	-	2

Market Risk due to Fluctuating Foreign Currency Exchange Rates

Since its formation on November 13, 2000, Syngenta has adopted the US dollar as its reporting currency. Committed foreign currency exposures are generally fully covered and are managed by the use of financial instruments. Syngenta collects information about expected cash flows for major currencies at Group level and, based on monthly forecasts and detailed analyses, hedges material mismatches in currency flows to reduce earnings volatility. The transactional flows and derivative financial instruments are analyzed on an ongoing basis and remaining currency exposures are closely monitored.

The Group's primary net foreign currency exposures against the US dollar include the Swiss franc, the British pound sterling and the euro.

The US dollar equivalent of foreign currency sales and purchases are sensitive to market fluctuations in foreign currency exchange rates. The Group analyzes potential adverse exchange rate effects on sales and operating costs given the prevailing currency mix.

Syngenta applies value at risk calculations to its currency exposures to measure the maximum expected loss in value of its anticipated net transactional currency flows under normal market conditions. Net transactional flows are determined based on projected sales and operating and financial costs by currency. Value at risk is calculated based on a simulation approach using historical volatility and correlation as applied by the RiskMetrics Group. The Group uses a 12-month time horizon given its specific cash flow structure, payment terms and management processes.

The value at risk calculation is performed for anticipated net transactional currency flows for 2002 for the Group taking into account related currency hedges entered into. As of December 31, 2001, the total potential adverse movement for 2002 net transactional flows after hedges relative to year end spot levels, at the 95% confidence level, will not exceed US$36 million. The movement on transactional flows due to currency during 2001 did at no time exceed the maximum volatility estimated by the 2001 value at risk calculation.

Market Risk Due to Fluctuating Interest Rates

Syngenta is exposed to fluctuations in interest rates on its borrowings. The effective currency of most of the borrowings of the Group is US dollars, some of the borrowings having been undertaken in other currencies and swapped to US dollars. The majority of the net borrowings of the Group are subject to short term interest rates, although some longer term swaps have been entered into to reduce interest rate volatility.

The Group analyzes its interest-bearing assets and liabilities with respect to the next interest repricing date and classifies all items into time intervals. Based on the prevailing fixed to floating ratio of net debt and the repricing structure of interest-bearing assets and liabilities at December 31, 2001, a 100 basis point increase in interest rates would have increased net interest expense by US$17 million for the next 12 month period when keeping exchange rates unchanged.

Other Market Risk

Syngenta has only limited exposures with respect to derivatives relating to commodity exposures and in equities held of third parties.

Syngenta Group Consolidated Financial Statements

Consolidated Income Statement

(for the years ended December 31, 2001, 2000 and 1999)

(US$ million, except per share amounts)	Notes	2001	2000	1999
Sales	4/5	**6,323**	**4,876**	**4,678**
Cost of goods sold		(3,199)	(2,442)	(2,367)
Gross profit		**3,124**	**2,434**	**2,311**
Marketing and distribution		(1,178)	(989)	(977)
Research and development		(723)	(537)	(488)
General and administrative		(581)	(364)	(330)
Merger and restructuring costs, net of divestment gains	6	(277)	456	(67)
Operating income		**365**	**1,000**	**449**
Income from associates and joint ventures	15	(5)	(1)	5
Financial expense, net	7	(249)	(85)	(129)
Income before taxes and minority interests		**111**	**914**	**325**
Income tax expense	8	(76)	(340)	(185)
Income before minority interests		**35**	**574**	**140**
Minority interests		(1)	(10)	(5)
Net income		**34**	**564**	**135**

Basic and diluted earnings per share (US$)	9	**0.34**	**7.61**	**1.97**
Weighted average number of shares, basic and diluted (millions of shares)		101	74	69

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Balance Sheet
(at December 31, 2001, 2000 and 1999)

(US$ million)	Notes	2001	2000	1999
ASSETS				
Current assets				
Cash and cash equivalents		288	756	111
Trade and other accounts receivable	10	2,102	2,304	1,672
Other current assets	11	214	163	50
Inventories	12	1,716	1,921	1,734
Total current assets		**4,320**	**5,144**	**3,567**
Non-current assets				
Property, plant and equipment	13	2,348	2,649	1,560
Intangible assets	14	3,004	2,978	910
Investments in associates and joint ventures	15	103	112	107
Deferred tax assets	16	666	639	309
Other financial assets	17	268	293	140
Total non-current assets		**6,389**	**6,671**	**3,026**
TOTAL ASSETS		**10,709**	**11,815**	**6,593**
LIABILITIES AND EQUITY				
Current liabilities				
Trade accounts payable		(687)	(637)	(306)
Current financial debts	18	(1,420)	(3,085)	(2,221)
Income tax and other taxes payable		(220)	(336)	(88)
Other current liabilities	19	(882)	(1,013)	(600)
Provisions	21	(231)	(286)	(63)
Total current liabilities		**(3,440)**	**(5,357)**	**(3,278)**
Non-current liabilities				
Non-current financial debts	20	(1,116)	(100)	(80)
Deferred tax liabilities	16	(1,159)	(1,270)	(292)
Other non-current liabilities		-	(84)	(24)
Provisions	21	(835)	(693)	(361)
Total non-current liabilities		**(3,110)**	**(2,147)**	**(757)**
Total liabilities		**(6,550)**	**(7,504)**	**(4,035)**
Minority interests		(73)	(101)	(77)
Total equity		**(4,086)**	**(4,210)**	**(2,481)**
TOTAL LIABILITIES AND EQUITY		**(10,709)**	**(11,815)**	**(6,593)**

The accompanying notes form an integral part of the consolidated financial statements

Syngenta Group Consolidated Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31, 2001, 2000 and 1999)

(US$ million)	Notes	2001	2000	1999
Net income		**34**	**564**	**135**
Reversal of non-cash items:				
Minority interests		1	10	5
Income tax expense	8	76	340	185
Charges in respect of provisions	21	452	358	67
Depreciation, amortization and impairment on:				
Property, plant and equipment	13	344	208	175
Intangible assets	14	232	105	84
Income from associates	15	5	1	(5)
Divestment gains	6	(75)	(785)	-
Loss on disposal of fixed assets		9	-	-
Net financial expense	7	249	85	129
Interest and other financial receipts		70	21	6
Interest and other financial payments		(260)	(103)	(139)
Income taxes paid		(258)	(170)	(185)
Cash flow before working capital changes		**879**	**634**	**457**
Payments in respect of provisions	21	(469)	(179)	(48)
Change in net current assets and other operating cash flows	24	138	155	209
Cash flow from operating activities		**548**	**610**	**618**
Additions to property, plant and equipment	13	(253)	(185)	(185)
Proceeds from divested assets	25	195	825	-
Proceeds from disposals of property, plant and equipment		12	50	27
Purchase of intangibles, investments in associates and other financial assets		(57)	(52)	(78)
Proceeds from disposal of intangible and financial assets		12	20	32
Business acquisitions (net of cash acquired)	25	(4)	387	(39)
Acquisition of minorities	25	(27)	-	(40)
Cash flow for investing activities		**(122)**	**1,045**	**(283)**
Net change in Novartis AG debt		(125)	(1,371)	(321)
Increases in other third party interest-bearing debt		3,720	2,436	74
Repayment of third party interest-bearing debt		(4,329)	(1,258)	(82)
Repayment of debts factored with recourse		(137)	-	-
Sale / (Purchase) of treasury stock		3	(524)	-
Merger transaction costs		-	(68)	-
Net transfers to Novartis AG other than in respect of interest-bearing debt		-	(183)	(21)
Cash flow from / (used for) financing activities		**(868)**	**(968)**	**(350)**
Net effect of currency translation on cash and cash equivalents		(26)	(42)	1
Net change in cash and cash equivalents		**(468)**	**645**	**(14)**
Cash and cash equivalents at the beginning of the year		**756**	**111**	**125**
Cash and cash equivalents at the end of the year		**288**	**756**	**111**

The accompanying notes form an integral part of the consolidated financial statements

Consolidated Statement of Changes in Equity

(for the years ended December 31, 2001, 2000 and 1999)

(US$ million)	Ordinary Shares (Note 23) Par Value of Ordinary Shares	Additional Paid-In Capital	Treasury Shares, at cost	Retained earnings	Novartis Net Investment	Cumulative Translation Adjustment	Total Shareholders' Equity
December 31, 1998					**2,586**	**2**	**2,588**
Change in accounting policy on employee benefits [1]					9		9
Net income					135		135
Translation adjustment						(230)	(230)
Net transfers to Novartis AG					(21)		(21)
December 31, 1999					**2,709**	**(228)**	**2,481**
Net income prior to separation					315		315
Net transfers to Novartis AG					(183)		(183)
Contribution to capital of remaining Novartis AG net investment, as of separation	407	2,434			(2,841)		-
Issuance of shares of common stock, in consideration for Zeneca agrochemicals business	260	1,685					1,945
Purchase of treasury shares			(524)				(524)
Net income after separation				249			249
Translation adjustment						(73)	(73)
December 31, 2000	**667**	**4,119**	**(524)**	**249**	**-**	**(301)**	**4,210**
Net income				34			34
Unrealized holding loss on available for sale financial assets [2]				(11)			(11)
Cash flow hedge reserve [3]				(17)			(17)
Syngenta share purchase plan			6	(3)			3
Translation adjustments						(133)	(133)
December 31, 2001	**667**	**4,119**	**(518)**	**252**	**-**	**(434)**	**4,086**

The accompanying notes form an integral part of the consolidated financial statements.

Total recognized gains and losses, representing the total of net income, other movements in retained earnings and translation effects for the years ended December 31, 2001, 2000 and 1999 were US$(130) million, US$491 million, and US$(95) million, respectively.

The amount available for dividend distribution is based on Syngenta AG's shareholders' equity determined in accordance with the legal provisions of the Swiss Code of Obligations. US$135 million of the additional paid in capital is not available for distribution.

The Board of Directors proposes a dividend in respect of 2001 of CHF 0.80 per share totalling CHF 90 million on all shares in issue at December 31, 2001. The dividend attributable to the treasury shares under the control of Syngenta at the date of the dividend payment will be waived, and therefore reduce the total dividend payment made, but not the amount of dividend per share. As at December 31, 2001, the number of treasury shares under the control of Syngenta was 11,131,664 shares.

[1] The following is a summary of the adjustments arising from adopted revised IAS 19 from January 1, 1999.

(US$ million)	1999
Unrecognized funded pension surpluses	36
Additional unfunded pension deficits	(31)
Net increase in pension plan assets	5
Previously unrecognized gains from unfunded post-retirement benefit plans	14
Deferred tax	(1)
Minority interest	(9)
Net increase in equity at January 1, 1999	**9**

[2] The US$(11) million represents the net unrealized fair value adjustment arising during 2001, following the initial adoption of IAS 39 on January 1, 2001.

[3] The following summarizes the movements on the cash flow hedge reserve during 2001, following the initial adoption of IAS 39 on January 1, 2001.

(US$ million)	2001
Reserve arising on initial adoption of IAS 39	4
Unrealized losses arising during 2001	(27)
Transfer to income during 2001	6
Cash flow hedge reserve at December 31, 2001	**(17)**

Notes to the Syngenta Group Consolidated Financial Statements

1. Basis of preparation of the consolidated financial statements

Nature of operations

The Syngenta Group ("Syngenta") is a world leading crop protection and seeds business that is involved in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of preparation of the financial statements

Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG ("Novartis") and AstraZeneca PLC ("AstraZeneca") through an agreement to spin-off and merge the Novartis Crop Protection and Seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the "Transactions"). Following the Transactions, Syngenta has operated as an independent company. As used herein, references to Novartis agribusiness include the historical operating results and activities of the Novartis Crop Protection and Seeds businesses and operations until November 13, 2000, the date of legal separation (the "Separation Date"), upon which date Syngenta began operations as an independent company.

For periods prior to the Separation Date, the consolidated financial statements reflect the historical results of operations and cash flows of Novartis agribusiness. Up to the Separation Date, certain expenses reflected in the consolidated financial statements include an allocation of corporate expenses by Novartis for general and administrative services, including finance, legal, information technology, personnel benefits, and facilities (see Note 28). Such expenses were allocated based on sales. Management believes that the foregoing allocations were made on a reasonable basis; however the allocations of costs and expenses do not necessarily indicate the costs that would have been or are being incurred by Syngenta on a stand-alone basis. In addition, the financial statements for 1999 and 2000 may not necessarily reflect what the financial position, results of operations and cash flows of Syngenta will be in the future or what the financial position, results of operations or cash flows would have been if Syngenta had been a separate stand-alone company during the periods presented prior to the Separation Date.

The merger of Novartis agribusiness and Zeneca agrochemicals business has been accounted for as a purchase business combination. The assets acquired and liabilities assumed from AstraZeneca for Zeneca agrochemicals business have been included at their estimated fair value on the Separation Date. The results of operations and cash flows attributable to Zeneca agrochemicals business have been included in the consolidated financial statements from the Separation Date onwards. With effect from January 1, 2001, Syngenta has implemented an integrated group reporting structure covering all legal entities represented by both the former Novartis agribusiness and also the former Zeneca agrochemicals business.

2. Accounting policies

Syngenta's consolidated financial statements are prepared in accordance with the historical cost convention except in respect of the derivative financial instruments and investments available for sale, which are stated at their fair value. They comply with the standards formulated by the International Accounting Standards Board (IASB). These principles differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Application of US GAAP would have affected shareholders' equity and net income for the years ended December 31, 2001, 2000 and 1999 as detailed in Note 33 to the consolidated financial statements.

The consolidated financial statements are presented in United States dollars ("US$" or "US dollars") as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Notes to the Syngenta Group Consolidated Financial Statements

Scope of consolidation

The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled in Switzerland, and all of its subsidiaries (together referred to as "Syngenta") and Syngenta's interest in associates and joint ventures.

The consolidated financial statements include all operations and net assets which were transferred from Novartis, and all the operations and net assets acquired from AstraZeneca from the Separation Date, as described in Notes 1 and 3, and the effect of subsequent acquisitions and divestments as detailed in Note 3.

Principles of consolidation

The annual closing date of the consolidated financial statements is December 31.

Subsidiaries

Subsidiaries are those entities in which Syngenta has an interest of more than one half of the voting rights or otherwise has power to exercise control. Control exists when Syngenta has the power, indirectly or directly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Companies acquired or disposed of during the period are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Associates and Joint Ventures

Associates are those enterprises in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has an equity investment of between 20% and 50%. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. The consolidated financial statements include Syngenta's share of the total recognized gains and losses of associates and joint ventures on an equity accounted basis, from the date that significant influence or joint control commences until the date that significant influence ceases.

Other investments

Other investments held by Syngenta are classified as being available for sale and are stated at fair value, with any resultant unrealized gain or loss resulting from revaluing the investment to fair value being recognized in shareholders' equity. In the event of a disposal of an investment, any resultant gain or loss is transferred from equity to be recognized in the income statement. Minor, unquoted, investments are held at cost.

Transactions eliminated on consolidation

Intercompany income and expenses, including unrealized profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated.

Revenue recognition

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually on delivery to third parties, at a fixed and determinable price, and when collectibility is reasonably assured. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms. Provisions for estimated returns and allowances are recorded at the time of the sale based on historical rates of returns as a percentage of sales.

Foreign currencies

The consolidated financial statements are expressed in US dollars, however the local currency has primarily been used as the measurement currency by each operating unit.

In the respective local financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into local currency at the foreign exchange rate ruling at the date of the transaction. Foreign currency transactions are translated to the relevant local currency at the exchange rate prevailing at the date of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the local income statements.

Income, expense and cash flows of foreign operations included in the consolidated financial statements whose measurement currency is that of a hyperinflationary economy, have been translated into US dollars using exchange rates prevailing at the balance sheet date. Income, expense and cash flows of other foreign operations included in the consolidated financial statements have been translated into US dollars using average exchange rates prevailing during the period. The assets and liabilities of foreign operations are translated to US dollars at foreign exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly within equity.

At December 31, 2001, Syngenta has followed the guidelines issued by the IASB in respect of the devaluation of the Argentinean peso. In the local financial statements, US dollar denominated assets and liabilities are translated at open market rates prevailing when currency markets were reopened in early January, 2002, except to the extent that relevant exchange rates are set by the government. The impact of revaluation is taken to the income statement.

Subsequent to the Separation Date, Syngenta has denominated goodwill and fair value adjustments arising on acquisitions in US dollars.

Research and development

Research and development expenses are fully charged to the income statement when incurred. Syngenta considers that the regulatory and other uncertainties inherent in the development of its key new products preclude it from capitalizing development costs. Laboratory buildings and equipment included in property, plant and equipment are depreciated over their estimated useful lives.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash.

Trade and other accounts receivable

The reported values represent the invoiced amounts, less adjustments for doubtful receivables.

In certain emerging markets, factoring is within the normal course of business. Where receivables are factored without recourse to Syngenta, the relevant receivable is derecognized and cash recorded. Where receivables are factored with full or partial recourse to Syngenta, the receivable is not derecognized and a liability reflecting the obligation to the factor is recorded within financial debts until Syngenta's liability is discharged through the factor receiving payment from the customer.

Inventories

Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is primarily valued at standard cost, which approximates to historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances have been made for inventories with a lower net realizable value or which are slow moving. Unsaleable inventory has been fully written off.

Property, plant and equipment

Property, plant and equipment have been valued at acquisition or production costs, less accumulated depreciation and any impairment losses. Depreciation is charged on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	10 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. The land held under long-term lease agreements relates to upfront payments to lease land on which certain of Syngenta's buildings are located. The buildings related to the long-term lease agreements are depreciated over the lesser of the life of the lease and that of the related assets. Additional costs, which extend the useful life of the property, plant and equipment, are capitalized. Financing costs associated with the construction of property, plant and equipment are not capitalized. Property, plant and equipment which are financed by leases giving rights to use the assets as if owned are capitalized at their estimated cost (at the lower of fair value and the present value of minimum lease payments) at the inception of the lease, and depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life.

Intangible assets

Intangible assets are valued at cost less accumulated amortization and any impairment losses. In the case of business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded in the balance sheet as goodwill. Goodwill is amortized to income on a straight-line basis over its useful life and is included within general and administrative expenses in the income statement. The amortization period is determined at the time of the acquisition, based upon the particular circumstances, reviewed annually and ranges from 5 to 20 years. Goodwill relating to acquisitions arising prior to January 1, 1995 has been fully written off against shareholders' equity.

Management determines the estimated useful life of goodwill based on its evaluation of the respective operations at the time of their acquisition, considering factors such as existing market share, potential sales growth and other factors inherent in the acquired companies.

Other acquired intangible assets are amortized on a straight-line basis over the following periods:

Product rights and related supply agreements	5 to 20 years
Trademarks	10 to 20 years
Software	3 years
Others	3 to 15 years

Trademarks are amortized on a straight line basis over their estimated economic or legal life, whichever is shorter. Useful lives assigned to acquired product rights are based on the maturity of the product and the estimated economic benefit that such product rights can provide.

Any value attributable to long-term supply agreements at preferential terms is amortized as part of cost of goods sold over the period of the supply agreement.

Impairment

Non-current assets, including recognized intangibles and goodwill, are reviewed at each balance sheet date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset's recoverable amount as the higher of net selling price and value-in-use and recognizes an impairment loss in the income statement for the amount by which the asset's carrying value exceeds its recoverable amount. Value-in-use is estimated as the present value of future cash flows expected to result from the use of the asset and its eventual disposal, to which an appropriate discount rate is applied. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. Considerable management judgement is necessary to estimate discounted future cash flows. In 2001, the discount rate utilized was 16%. Accordingly, actual results could vary from such estimates.

Income taxes

Income taxes for the year comprise current and deferred tax, using rates enacted or substantially enacted at the balance sheet date.

Current tax is the expected tax payable on the taxable income for the year and any adjustments to tax payable in respect of previous years. Deferred tax is recognized based on the balance sheet liability method, calculated on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the asset can be utilized. Deferred tax assets are reduced by a valuation allowance to the extent that it is not probable that the related tax benefit will be realized.

Dividends

Dividends are recorded in the consolidated financial statements in the period in which they are approved by the shareholders of Syngenta AG.

Cash dividends are payable to holders of shares listed on the Swiss Stock Exchange, the OM Stockholm Stock Exchange, the London Stock Exchange and the New York Stock Exchange, and will be paid in Swiss francs, Swedish krona, British pounds sterling and US dollars, respectively.

Treasury shares

Share capital includes the par value of treasury shares held by the Syngenta Group which have not been cancelled. Treasury shares are shown as a separate component of equity and stated at the amount paid to acquire them. Differences between this amount and the amount received on the disposal of treasury shares are recorded as a movement in consolidated equity.

Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

Derivative financial instruments

Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures. Syngenta has established policies and procedures for risk assessment and approval, reporting and monitoring of financial derivative instruments.

Syngenta does not enter into speculative or derivative transactions not related to the operating business.

Foreign exchange forward contracts, which cover existing foreign currency balance sheet exposure, are recorded at fair value, and related foreign currency gains and losses are included in 'financial expense, net' within the income statement.

Movements in fair value of financial instruments that hedge risks related to anticipated transactions are recognized in shareholders' equity until such time as the corresponding hedged transaction is recognized in net income. At this time, the cumulative movement in fair value of the hedge is transferred to net income. Subsequent movements in fair value of such hedges are dealt with within net income. Realized and unrealized gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the foreign currency flows are recognized. Realized and unrealized gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in the income statement.

The fair value of publicly traded derivatives and available for sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models, are used to determine fair value for the remaining financial instruments.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss deferred at that time remains deferred. The deferred gain or loss is recognized when the committed or forecasted transaction is recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss, which has been deferred, is immediately recorded in the income statement.

Syngenta documents the relationship between a hedging instrument and the related hedged item, as well as risk management objectives and the strategy for undertaking each hedge transaction, at the inception of the transactions. Hedge effectiveness is assessed and reviewed both at the inception of the hedge and on an ongoing basis by determining whether the financial instruments used are highly effective in offsetting changes in fair value or cash flows of hedged items.

IAS 39 'Financial Instruments: Recognition and Measurement' became effective for Syngenta on January 1, 2001. As a result, upon adoption, unrealized gains and losses on derivative financial instruments designated as hedges of anticipated transactions have been recorded as derivative assets or derivative liabilities in the balance sheet and in the cash flow hedge reserve in shareholders' equity. The adoption of IAS 39 resulted in the inclusion of a cash flow hedge reserve in equity of approximately US$4 million on a pre-tax basis and approximately US$3 million on an after-tax basis.

Provisions

A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of discounting is material, provisions are determined by discounting the expected value of future cash-flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized only when reimbursement is virtually certain. The amount to be reimbursed is recognized as a separate asset. Where Syngenta has a joint and several liability with one or more other parties, no provision is recognized to the extent that those other parties are expected to settle part or all of the obligation.

Environmental provisions

Syngenta is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the present value of the expenditures expected to be required to settle the obligation, unless the time value of money is considered immaterial, in which case the liability is recorded on an undiscounted basis.

Restructuring provisions

A provision for restructuring is recognized when Syngenta has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Costs relating to the ongoing activities of Syngenta are not provided for.

Pension fund, post-retirement benefits, other long-term employee benefits and employee share participation plans

(a) Defined benefit pension plans
The liability in respect of defined benefit pension plans represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method.

The defined benefit obligation is measured at the present value of the estimated future cash flows. The charge for such arrangements, representing the benefit expense less employee contributions, is included in the personnel expenses of the various functions where the employees are located. Plan assets are recorded at their fair values. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2000).

Where Syngenta employees participate in arrangements sponsored by Novartis AG, Syngenta's share of the defined benefit obligation, plan assets and unrecognized gains and losses were included in the financial statements at December 31, 2000 at best estimates of Syngenta's share of the total plan and the amounts expected to be transferred to Syngenta. Actual amounts transferred could vary from such estimates. Up to the separation date these plans were accounted for as multi-employer plans since the Syngenta share of the assets still had to be determined. As a result, the contributions to these plans represent the pension expense for periods up to the separation date.

(b) Post-retirement benefits other than pensions
Certain operations provide healthcare and insurance benefits for a portion of their retired employees and their eligible dependents.

The liability in respect of these benefits represents the defined benefit obligation calculated annually by independent actuaries by using the projected unit credit method. The defined benefit obligation is measured at the present value of the future cash flows. The benefit expense is included in the personnel expenses of the various functions. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2000).

(c) Other long-term employee benefits
Other long-term employee benefits represent amounts due to employees under deferred compensation arrangements mandated by certain jurisdictions in which Syngenta conducts its operations. Benefits cost is recognized on an accrual basis in the personnel expenses of the various functions where the employees are located. The related obligation is accrued in other non-current liabilities.

(d) Employee share participation plans
No compensation cost is recognized in the financial statements for options or shares granted to employees from employee share participation plans.

(e) Change in accounting policy
With effect from January 1, 1999, Syngenta has adopted IAS 19 (revised 1998) relating to employee benefits. The most significant change is that the discount rate used to value the defined benefit obligation is now the current long-term rate at the balance sheet date instead of a long-term average interest rate. The transitional provisions of this Standard require that any unrecognized surpluses in the funded plans, using the appropriately revised actuarial assumptions, are recognized immediately. Furthermore, the new actuarial assumptions produced deficits in certain funds, which have also been recognized immediately.

As permitted by IAS, Syngenta has chosen to record the impact of this change in accounting policy, net of any deferred tax consequences, as a net credit to its equity at January 1, 1999. No restatement of prior year amounts has been made, as the amounts are not reasonably determinable.

3. Changes in the scope of consolidation

The following significant changes were made during 2001, 2000 and 1999:

Acquisitions 2001

On January 1, 2001, 100% of Pollen Ltd., Kenya was acquired; on January 30, 2001, additional shares were acquired in Syngenta Crop Protection Sdn. Bhd., Malaysia increasing Syngenta's shareholding to 85% from 51%; on July 1, 2001, voting control was acquired over additional shares in Syngenta Crop Protection Ltd., Thailand increasing Syngenta's voting rights to 100% from 50%; on October 12, 2001, additional shares were acquired in CC Benoist SA, France increasing Syngenta's shareholding to 100% from 44% and on September 1, 2001, additional shares were acquired in Tomono Agrica K.K., Japan increasing Syngenta's shareholding to 100% from 50%. In aggregate, the acquisitions were made under the purchase method for US$60 million. Goodwill of US$8 million was recognized on these transactions and will be amortized over periods of 10 to 20 years. Goodwill amortization is included in general and administrative expenses on the consolidated income statement.

Divestments 2001

In connection with the Transactions, Syngenta agreed to divest certain products and product rights in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals business. In 2001, completed divestments include the sales of the herbicide *Agil Propaquizafop*, the fungicide *Flutriafol* and the insecticide *Evisect*. 2001 sales in the period up to divestment were US$9 million for these products and product rights. 2001 divestments produced net gains of US$75 million (Note 6).

Other than the net gains on divestments referred to above, acquisitions and divestments in 2001 have not materially impacted reported results in the current or prior periods.

Acquisitions 2000

In 2001, Syngenta finalized the fair values allocated on a preliminary basis in 2000 to the assets acquired and the liabilities assumed in the acquisition of Zeneca agrochemicals business. The following table shows how the acquisition was recorded in the 2000 financial statements, together with the net adjustments to fair value arising as a result of the review:

(US$ million)	2000 original purchase accounting	Net adjustments to fair value	2001 revised purchase accounting
Purchase consideration			
- fair value of purchase consideration	1,975	-	1,975
- capital contribution received from AstraZeneca	(210)	-	(210)
Net purchase consideration	1,765	-	1,765
Less ; fair value of net assets acquired	(1,166)	99	(1,067)
Goodwill	**599**	**99**	**698**

Details of the net adjustments to fair value are shown in the following table:

(US$ million)	Note	Goodwill	Property, plant & equipment	Product rights	Other intangibles	Provisions	Taxation
Summary of adjustments to fair value;							
Products (Note 13)	(a)	121	(121)				
Product rights (Note 14)	(b)	61		(61)			
Lease (Note 14)	(c)	(92)			92		
Environmental provisions (Note 21)	(d)	63				(63)	
Other (Notes 13, 21)		3	9			(12)	
Taxation effect, net		(57)					57
Net movement		**99**	**(112)**	**(61)**	**92**	**(75)**	**57**

a) The fair values of property, plant and equipment acquired as part of Zeneca agrochemicals business have been reviewed during 2001. The fair values have been adjusted to take account of specific market conditions for which information was available at the date of acquisition, but the work required to quantify the effect of these conditions was not carried out until 2001. Consequently, the fair value attributable to property, plant and equipment has been reduced by US$121 million.

b) The fair values of intangible assets for product rights have been revised to take account of the specific market conditions referred to in (a) above, as well as the successful registration of products valued during 2000, but are not included in the provisional product rights intangible asset value used for the 2000 consolidated financial statements.

c) Under the terms of the disposal of Zeneca agrochemicals business by AstraZeneca, a 15 year lease was signed at the date of disposal under which a particular facility is rented to Syngenta for a nominal rent. A fair value of the favourable terms of this lease has been estimated based on rentals of similar properties in the market, discounted at a rate of 4.8%. This estimated fair value has been recognized within other intangible assets as separate from goodwill.

d) This represents the establishment of increased environmental provisions associated with facilities previously owned by Zeneca agrochemicals business, where additional work required to determine the validity of the provisional assessment of the liability as of the date of acquisition was progressed in 2001.

The net effect of the above changes on 2000 net income is not material.

Divestments 2000

In connection with the Transactions, Syngenta agreed to divest certain products and product rights in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals business. In 2000, completed divestments included the sale of the fungicide, *Flint*. 2000 sales in the period up to divestment were US$329 million for these products and product rights on a combined proforma basis. 2000 divestments produced net gains of US$785 million (Note 6).

Acquisitions 1999

Crop Protection

On August 3, 1999, additional shares were acquired in Tomono Agrica K.K., Japan for US$21 million increasing Syngenta' shareholding to 50% from 33%. As a result of this additional purchase of shares and an agreement giving Syngenta management control, the entity is consolidated. Previously it had been treated as an investment accounted for under the equity method of accounting. Goodwill of US$12 million was recognized on this transaction. Sales have been included in operations since August 1999.

Seeds

On July 7, 1999, Syngenta acquired Eridania Béghin-Say seeds activities. This acquisition for US$19 million represents 91% of shares in these activities and includes the Spanish company, Koipesol Semillas, as well as operations in Italy, France, Hungary and Poland. Goodwill of US$6 million was recognized on this transaction. Sales have been included in operations since the acquisition date.

4. Segmental breakdown of key figures 2001, 2000 and 1999

Management has decided to revise the previous segmental analysis in order to reflect the management structure of the business, to highlight the operating profitability of the Crop Protection and Seeds segments, and to highlight the investment made in enabling technologies.

Syngenta is organized on a worldwide basis into three reporting segments.

Crop Protection

The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides, and fungicides.

Seeds

The Seeds segment sells seeds for growing corn, sugarbeet, oilseeds, vegetables and flowers.

New Technology

The New Technology segment develops new areas of plant science. This will include early stage Research and Technology expenditure, including genomics, to develop new business opportunities. We expect future income to arise from new product development, licensing and other arrangements.

Charges and balance sheet items classified at merger as Corporate have been reallocated to the three reporting segments. Net segment operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Unallocated items are those which, according to IAS14, do not meet the criteria for inclusion under one of the three reporting segments. They consist of net debt (financial debts less cash and cash equivalents) and deferred and current taxes.

The accounting policies of the segments described above are the same as those described in the summary of accounting policies. Syngenta principally evaluates segment performance and allocates resources based on operating income.

Syngenta's segments are businesses that offer different products. These segments are managed separately because they manufacture, distribute and sell distinct products which require differing technologies and marketing strategies.

4. Segmental breakdown of key figures 2001, 2000 and 1999 (continued)

2001 (US$ million, except employees)	Crop Protection	Seeds	New Technology	Unallocated	Total
Third party segment sales	**5,385**	**938**	**-**	**-**	**6,323**
Cost of goods sold	(2,740)	(459)	-	-	(3,199)
Gross profit	**2,645**	**479**	**-**	**-**	**3,124**
Marketing and distribution	(948)	(230)	-	-	(1,178)
Research and development	(458)	(112)	(153)	-	(723)
General and administrative	(501)	(66)	(14)	-	(581)
Merger and restructuring costs, net of divestment gains	(265)	(9)	-	(3)	(277)
Operating income	**473**	**62**	**(167)**	**(3)**	**365**
Included in the above operating income are:					
Personnel costs	(1,199)	(246)	(34)	-	(1,479)
Depreciation of property, plant and equipment	(221)	(31)	(8)	-	(260)
Impairment of property, plant and equipment	(84)	-	-	-	(84)
Amortization and impairment of intangible assets	(221)	(11)	-	-	(232)

Total assets	**8,711**	**1,102**	**132**	**764**	**10,709**
Liabilities and minority interests	**(2,261)**	**(250)**	**(30)**	**(4,082)**	**(6,623)**
Included in total assets are:					
Total property, plant and equipment	2,070	208	70	-	2,348
Additions to property, plant and equipment	201	39	13	-	253
Additions to intangible assets	118	10	-	-	128
Total investments in associates and joint ventures	70	15	18	-	103

Employees at year end	**16,290**	**5,707**	**794**	**-**	**22,791**

4. Segmental breakdown of key figures 2001, 2000 and 1999 (continued)

2000 (restated) (US$ million, except employees)	Crop Protection	Seeds	New Technology	Unallocated	Total
Third party segment sales	**3,918**	**958**	**-**	**-**	**4,876**
Cost of goods sold	(1,946)	(496)	-	-	(2,442)
Gross profit	**1,972**	**462**	**-**	**-**	**2,434**
Marketing and distribution	(754)	(235)	-	-	(989)
Research and development	(312)	(103)	(122)	-	(537)
General and administrative	(240)	(121)	(3)	-	(364)
Merger and restructuring costs, net of divestment gains	524	-	-	(68)	456
Operating income	**1,190**	**3**	**(125)**	**(68)**	**1,000**
Included in the above operating income are:					
Personnel costs	(745)	(261)	(9)	-	(1,015)
Depreciation of property, plant and equipment	(146)	(32)	(8)	-	(186)
Impairment of property, plant and equipment	(22)	-	-	-	(22)
Amortization and impairment of intangible assets	(80)	(25)	-	-	(105)

Total assets	**9,487**	**1,122**	**131**	**1,075**	**11,815**
Liabilities and minority interests	**(2,379)**	**(278)**	**(10)**	**(4,938)**	**(7,605)**
Included in total assets are:					
Total property, plant and equipment	2,342	218	89	-	2,649
Additions to property, plant and equipment	144	38	3	-	185
Additions to intangible assets	53	6	-	-	59
Total investments in associates and joint ventures	73	25	14	-	112

Employees at year end	**17,755**	**6,331**	**835**	**-**	**24,921**

4. Segmental breakdown of key figures 2001, 2000 and 1999 (continued)

1999 (restated) (US$ million, except employees)	Crop Protection	Seeds	New Technology	Unallocated	Total
Third party segment sales	**3,728**	**950**	**-**	**-**	**4,678**
Cost of goods sold	(1,875)	(492)	-	-	(2,367)
Gross profit	**1,853**	**458**	**-**	**-**	**2,311**
Marketing and distribution	(740)	(237)	-	-	(977)
Research and development	(303)	(117)	(68)	-	(488)
General and administrative	(242)	(71)	(17)	-	(330)
Merger and restructuring costs, net of divestment gains	(60)	(7)	-	-	(67)
Operating income	**508**	**26**	**(85)**	**-**	**449**
Included in the above operating income are:					
Personnel costs	(651)	(241)	(6)	-	(898)
Depreciation of property, plant and equipment	(137)	(35)	(3)	-	(175)
Impairment of property, plant and equipment	-	-	-	-	-
Amortization and impairment of intangible assets	(75)	(9)	-	-	(84)
Restructuring charges	(60)	(7)	-	-	(67)
Trade accounts receivable write-downs from financial crises in Brazil, Russia and Ukraine	(41)	-	-	-	(41)

Total assets	**4,975**	**1,169**	**29**	**420**	**6,593**
Liabilities and minority interests	**(1,128)**	**(290)**	**(13)**	**(2,681)**	**(4,112)**
Included in total assets are:					
Total property, plant and equipment	1,290	245	25	-	1,560
Additions to property, plant and equipment	128	46	11	-	185
Additions to intangible assets	36	26	-	-	62
Total investments in associates and joint ventures	74	33	-	-	107

Employees at year end	**11,006**	**6,385**	**63**	**-**	**17,454**

5. Regional breakdown of key figures 2001, 2000 and 1999

2001 (US$ million)	NAFTA [2]	Europe & AME [3]	Latin America	Asia Pacific	Total
Sales [1]	2,291	2,263	765	1,004	6,323
Total assets	3,123	5,740	1,005	841	10,709
Additions to property, plant and equipment	90	128	15	20	253
Additions to intangible assets	83	45	-	-	128
2000 (US$ million)	**NAFTA [2]**	**Europe & AME [3]**	**Latin America**	**Asia Pacific**	**Total**
Sales [1]	1,690	1,747	641	798	4,876
Total assets	3,223	6,525	1,194	873	11,815
Additions to property, plant and equipment	59	98	13	15	185
Additions to intangible assets	-	59	-	-	59
1999 (in US$ million)	**NAFTA [2]**	**Europe & AME [3]**	**Latin America**	**Asia Pacific**	**Total**
Sales [1]	1,568	1,856	576	678	4,678
Total assets	1,693	3,472	687	741	6,593
Additions to property, plant and equipment	62	79	7	37	185
Additions to intangible assets	2	58	-	2	62

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for the years ended, December 31, 2001, 2000 and 1999:

(US$ million, except %)	Sales [1]						Additions to property, plant and equipment					
Country	2001	%	2000	%	1999	%	2001	%	2000	%	1999	%
Switzerland	102	2	96	2	91	2	27	11	34	18	40	21
UK	151	2	111	2	92	2	63	25	31	17	16	9
US	1,900	30	1,446	30	1,358	29	88	35	58	31	60	32
France	577	9	469	10	493	11	3	1	6	3	16	9
Brazil	466	7	371	8	324	7	11	4	11	6	5	3
Germany	281	5	215	4	238	5	1	-	7	4	1	1
Others	2,846	45	2,168	44	2,082	44	60	24	38	21	47	25
Total	**6,323**	**100**	**4,876**	**100**	**4,678**	**100**	**253**	**100**	**185**	**100**	**185**	**100**

[1] Sales by location of third party customer.

[2] NAFTA - North American Free Trade Association comprising the US, Canada and Mexico

[3] AME - *Africa and the Middle East*

(US$ million, except %)	Total assets					
Country	2001	%	2000	%	1999	%
Switzerland	3,749	35	3,654	31	2,483	38
UK	918	9	1,363	12	205	3
US	3,003	28	3,048	26	1,615	24
France	358	3	553	5	438	7
Brazil	783	7	757	6	431	7
Germany	77	1	153	1	78	1
Others	1,821	17	2,287	19	1,343	20
Total	**10,709**	**100**	**11,815**	**100**	**6,593**	**100**

No single customer accounts for 10% or more of Syngenta's total sales.

6. Merger and restructuring costs, net of divestment gains

Merger and restructuring costs, net of divestment gains, consist of the following:

(US$ million)	2001	2000	1999
Merger costs	(3)	(68)	-
Restructuring costs for redundant operations and activities;			
- integration and synergy costs	(269)	(261)	-
- release of provisions previously charged to income	6	-	-
- asset impairments (Note 13 and 14)	(86)	-	-
Restructuring costs incurred prior to formation of Syngenta	-	-	(67)
Divestment gains	75	785	-
Total	**(277)**	**456**	**(67)**

Merger costs in 2000 comprised certain non-recurring costs associated with the Transactions, including legal costs (US$5 million), investment bankers' fees (US$13 million), other advisors' fees (US$6 million), consultancy fees (US$9 million), communication costs (US$20 million) and other costs (US$15 million). These costs were expensed as they relate to the initial listing of shares on stock exchanges.

Divestment gains of US$75 million in 2001 (2000; US$785 million) represent the net pre-tax gain on the disposal of products divested in response to competition authorities' requirements (Note 3).

7. Financial expense, net

(US$ million)	2001	2000	1999
Interest income	69	43	5
Financial income	69	43	5
Interest expense - third party	(242)	(53)	(12)
- related party	-	(89)	(153)
Other financial expense	(22)	(31)	(7)
Financial expense	(264)	(173)	(172)
Currency gains / (losses), net	(54)	45	38
Total	**(249)**	**(85)**	**(129)**

8. Income tax expense

Income before taxes and minority interests consists of the following:

(US$ million)	2001	2000	1999
Switzerland	(104)	620	140
Foreign	215	294	185
Total income before taxes and minority interests	**111**	**914**	**325**

100

Income tax expense consists of the following:

(US$ million)	2001	2000	1999
Current income tax expense			
Switzerland	(15)	(65)	(25)
Foreign	(129)	(274)	(151)
Total current income tax expense	**(144)**	**(339)**	**(176)**
Deferred tax expense			
Switzerland	36	4	(23)
Foreign	32	(5)	14
Total deferred tax expense	**68**	**(1)**	**(9)**
Total income tax expense			
Switzerland	21	(61)	(48)
Foreign	(97)	(279)	(137)
Total income tax expense	**(76)**	**(340)**	**(185)**

For 2001, the components of current income tax expense are (comparatives are not available):

(US$ million)	2001
Current tax relating to current years	(178)
Adjustments to current tax prior periods	28
Benefit of previously unrecognized tax losses	6
Total	**(144)**

For 2001, the components of deferred income tax expense are (comparatives are not available):

(US$ million)	2001
- origination and reversal of temporary differences	70
- changes in tax rates	(2)
- benefit of previously unrecognized tax losses	-
- valuation allowance against deferred tax assets	-
Total	**68**

The following tax was (charged) / credited to shareholders' equity (comparatives are not available):

(US$ million)	2001
Current tax	-
Deferred tax	(1)
Total	**(1)**

Analysis of tax rate

The analysis of Syngenta's tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate, which was the basis used for the tax rate analysis in the 2000 financial statements. Accordingly, the analysis for 2000 and 1999 has been restated.

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate are:

	2001 %	2000 %	1999 %
Statutory tax rate	25	25	25
Effect of overseas income taxed at different rates	(15)	4	6
Effect of disallowed expenditures	18	5	3
Effect of utilization of previously unrecognized deferred tax assets	(5)	(1)	(2)
Effect of non-recognition of tax losses in current year	34	10	25
Prior year and other items	11	(6)	-
Effective tax rate	**68**	**37**	**57**

The utilization of tax loss carry forwards lowered the tax charge by US$6 million, US$5 million, and US$5 million in 2001, 2000 and 1999 respectively.

9. Earnings per share

(US$ million, except per share amounts)	2001	2000	1999
Net income for the year before merger and restructuring costs, net of divestment gains, after tax	223	210	167
Merger and restructuring costs, net of divestment gains, after tax	(189)	354	(32)
Net income for the financial year	**34**	**564**	**135**
Earnings per ordinary share before merger and restructuring costs, net of divestment gains (US$)	2.20	2.83	2.42
Gain / (loss) per ordinary share on merger and restructuring costs, net of divestment gains (US$)	(1.86)	4.78	(0.45)
Basic and diluted earnings per ordinary share (US$)	**0.34**	**7.61**	**1.97**
Weighted average number of ordinary shares in issue (millions)	101	74	69

Basic earnings per share has been calculated by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive share options. The issuance of share options under the Syngenta Executive Stock Option Plan, which are the only dilutive potential ordinary shares in existence at December 31, 2001, had no impact on the calculation of diluted earnings per share.

102

At the Separation Date, 69 million ordinary shares of Syngenta were issued to Novartis shareholders. This issuance is considered a recapitalization of Syngenta's predecessor, Novartis agribusiness. Therefore, these shares are considered outstanding for all periods prior to the Transaction date. An additional 44 million ordinary shares of Syngenta were issued to AstraZeneca shareholders on the Transaction date, in consideration of Zeneca agrochemicals business. Approximately 10% of total outstanding shares were repurchased by Syngenta as treasury shares, shortly following the Separation Date, which are deducted from the total shares in issue for the purposes of calculating earnings per share.

Accordingly, the weighted average number of ordinary shares in issue was 69 million for 1999. The weighted average number of ordinary shares at December 31, 2000 of 74 million was adjusted for the 44 million shares issued in conjunction with the Zeneca acquisition and the shares repurchased by Syngenta in November, 2000, as from the issuance and repurchase dates respectively. In 2001, the weighted average number of ordinary shares has been adjusted for the number of shares issued under the Swiss Employee Share Purchase Plan (Note 27).

10. Trade and other accounts receivable

(US$ million)		2001	2000	1999
Trade accounts receivable, gross		2,188	2,328	1,758
Provision for doubtful receivables		(328)	(324)	(266)
Trade accounts receivable, net		1,860	2,004	1,492
Other receivables	- third party	238	279	143
	- Novartis	-	15	32
	- associates	4	6	5
Total		**2,102**	**2,304**	**1,672**

11. Other current assets

(US$ million)		2001	2000	1999
Prepaid expenses	- third party	135	56	50
	- associates	-	2	-
Derivative assets		75	-	-
Marketable securities		4	-	-
Assets held for divestment		-	105	-
Total		**214**	**163**	**50**

12. Inventories

(US$ million)	2001	2000	1999
Raw material, consumables	301	597	318
Finished products	1,415	1,324	1,416
Total	**1,716**	**1,921**	**1,734**

At December 31, 2001, 2000 and 1999 inventory provisions of US$138 million, US$140 million, and US$118 million respectively were deducted in arriving at the above amounts.

Finished goods at December 31, 2001 includes $658 million of work in progress. 2000 and 1999 comparatives are not available for work in progress.

13. Property, plant and equipment

(US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2001	Total 2000	Total 1999
Cost							
January 1	128	1,289	2,872	252	4,541	3,316	3,498
Additions	3	10	63	177	253	185	185
Disposals	(1)	(11)	(99)	-	(111)	(140)	(134)
Acquisition of Zeneca agrochemicals business (Note 3)	-	9	(121)	-	(112)	1,192	-
Transfers between categories	(8)	79	249	(320)	-	-	-
Changes in scope of consolidation	-	-	-	-	-	1	62
Translation effects	(5)	(47)	(96)	(8)	(156)	(13)	(295)
December 31	**117**	**1,329**	**2,868**	**101**	**4,415**	**4,541**	**3,316**
Accumulated depreciation							
January 1	(1)	(515)	(1,376)	-	(1,892)	(1,756)	(1,799)
Depreciation charge	(1)	(32)	(227)	-	(260)	(186)	(175)
Depreciation on disposals	-	6	84	-	90	92	83
Impairment	(3)	(18)	(63)	-	(84)	(22)	-
Transfer between categories	2	(13)	11	-	-	-	-
Changes in scope of consolidation	-	-	-	-	-	(1)	(28)
Translation effects	-	20	59	-	79	(19)	163
December 31	**(3)**	**(552)**	**(1,512)**	**-**	**(2,067)**	**(1,892)**	**(1,756)**
Net book value – December 31	**114**	**777**	**1,356**	**101**	**2,348**	**2,649**	**1,560**
Net book value – December 31, 2000	127	774	1,496	252		2,649	
Insured value – December 31, 2001	24	1,788	4,013	127	5,952	7,002	3,469

Asset impairments were calculated as described in Note 2, using a discount rate of 16%. The impairments arise from the site closure program, which is described in Note 22.

Land and buildings of US$19 million net book value included above and held by the Crop Protection segment are held for resale.

14. Intangible assets

(US$ million)	Goodwill	Product rights	Trademarks	Software	Other Intangibles	Total 2001	Total 2000	Total 1999
Cost								
January 1	894	2,286	7	63	30	3,280	1,110	1,132
Additions	(9)	126	-	8	3	128	59	62
Disposals	-	-	-	(1)	-	(1)	(2)	(3)
Acquisition of Zeneca agrochemicals business (Note 3)	99	(61)	-	-	92	130	2,147	-
Transfers between categories	13	(4)	-	2	(11)	-	-	-
Changes in scope of consolidation	8	-	-	-	10	18	-	-
Translation effects	(7)	(15)	-	-	(1)	(23)	(34)	(81)
December 31	**998**	**2,332**	**7**	**72**	**123**	**3,532**	**3,280**	**1,110**
Accumulated amortization								
January 1	(59)	(229)	(1)	(7)	(6)	(302)	(200)	(128)
Amortization	(53)	(139)	(1)	(20)	(17)	(230)	(90)	(84)
Amortization on disposals	-	-	-	1	-	1	-	-
Impairment	(2)	-	-	-	-	(2)	(15)	-
Transfers between categories	7	(10)	-	(4)	7	-	-	-
Changes in scope of consolidation	-	-	-	-	-	-	-	-
Translation effects	1	4	-	-	-	5	3	12
December 31	**(106)**	**(374)**	**(2)**	**(30)**	**(16)**	**(528)**	**(302)**	**(200)**
Net book value, December 31	**892**	**1,958**	**5**	**42**	**107**	**3,004**	**2,978**	**910**
Net book value, December 31, 2000	835	2,057	6	56	24		2,978	

Asset impairments were calculated as described in Note 2.

Amortization is included within both cost of goods sold and general and administrative expenses.

In December 2001, Syngenta entered into certain agreements with Bayer AG, which resolve previously existing intellectual property disputes and secure Syngenta full access to crop protection and related markets worldwide for Thiamethoxam. Syngenta's Thiamethoxam brands include *Actara*® *Cruiser*®, *Helix*®, *Platinum*® and *Centric*®. In conjunction with signing these agreements, Syngenta paid US$120 million to Bayer AG, which has been capitalized as product rights acquired through a long-term non-exclusive licensing arrangement, and will be amortized over 15 years.

15. Investments in associates and joint ventures

Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method:

		Balance sheet value			Income statement effect		
(US$ million)	% Ownership	2001	2000	1999	2001	2000	1999
CIMO Compagnie Industrielle de Monthey SA, Switzerland	*50*	57	61	65	(2)	-	-
Société Etablissement Claude Camille Benoîst SA,	*(1)*	-	11	11	-	-	-
Maïsadour Semences SA,	*40*	8	7	10	1	(1)	-
North American Nutrition and Agribusiness Fund	*34*	25	21	-	(3)	-	-
Others		13	12	21	(1)	-	5
Total		**103**	**112**	**107**	**(5)**	**(1)**	**5**

(1) Prior to October 12, 2001 – thereafter the company became a subsidiary of Syngenta.

16. Deferred taxes

The deferred tax assets and liabilities are analyzed as follows:

(US$ million)	2001	2000	1999
Assets associated with:			
- inventory	154	168	124
- accounts receivable	26	38	21
- tangible fixed assets	-	9	-
- pension and employee costs	92	75	31
- provisions	239	173	67
- net operating losses	53	21	17
- other	102	155	49
Deferred tax assets, net of valuation allowance	**666**	**639**	**309**
Liabilities associated with:			
- property, plant and equipment depreciation	243	375	94
- intangible assets	554	533	-
- other provisions and accruals	362	362	198
Deferred tax liabilities	**1,159**	**1,270**	**292**
Net deferred tax asset / (liability)	**(493)**	**(631)**	**17**

The gross value of net operating loss carry forwards with their expiry dates is as follows:

(US$ million)	2001	2000	1999
one year	1	4	2
two years	3	4	5
three years	61	9	3
four years	212	29	3
five years	157	52	59
More than five years	245	384	429
Total	**679**	**482**	**501**

As of December 31, 2001, of these gross values US$202 million has been capitalized as a deferred tax asset (2000: US$80 million, 1999: US$41 million).

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items:

(US$ million)	2001	2000	1999
Temporary differences associated with provisions and losses for which deferred tax assets have not been recognized	479	539	555
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	443	457	427

17. Other financial assets

(US$ million)	2001	2000	1999
Long-term loans to associates	6	12	12
Equity securities available for sale and non-current receivables	197	201	90
Prepaid pension (Note 26)	65	80	38
Total	**268**	**293**	**140**

In 2001, the line "Equity securities available for sale and non-current receivables" includes available for sale securities of US$92 million.

18. Current financial debts

(US$ million)	2001	2000	1999
Interest-bearing Novartis liabilities	-	144	1,792
Receivables factored with recourse	202	320	272
Bank and other financial debt (including interest bearing employee accounts)	1,216	2,613	148
Current portion of non-current financial debts (Note 20)	2	8	9
Total	**1,420**	**3,085**	**2,221**

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

In September 2000, Syngenta entered into two financing arrangements with a syndicate of lenders providing for an aggregate of US$4.5 billion in available revolving credit facilities (the "Credit Facilities"). The Credit Facilities provide for a five-year revolving credit facility in the amount of US$2.5 billion, which expires in September 2005. The 364 day revolving credit facility in the amount of US$2.0 billion was voluntarily cancelled in two equal tranches in July and August 2001. In addition, a non-syndicated 364 day facility of US$1.5 billion, established in September 2000, was cancelled over the course of June and July 2001. The Credit Facilities provide that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating assigned to Syngenta by Moody's Investors' Services, Inc. and Standard and Poor's Corporation ranging from 0.2% to 0.3% of the unused amount throughout the term of the facilities. As of December 31, 2001, there was US$2.03 billion available under the Credit Facilities.

On December 15, 2000, Syngenta signed a $2.5 billion Global Commercial Paper program. Syngenta began issuing Euro Commercial Paper in March 2001.

19. Other current liabilities

(US$ million)	2001	2000	1999
Accrued expenses	429	381	275
Social security / pension funds	27	22	15
Derivative liabilities	87	-	-
Other payables	339	610	195
Other payables to Novartis	-	-	115
Total	**882**	**1,013**	**600**

20. Non-current financial debts

(US$ million)	2001	2000	1999
Unsecured bond issues	1,012	-	-
Liabilities to banks and other financial institutions	103	105	85
Finance lease obligations	3	3	4
Total (including current portion of non-current financial debt)	**1,118**	**108**	**89**
Less: current portion of non-current financial debt (Note 18)	(2)	(8)	(9)
Total	**1,116**	**100**	**80**

The weighted average interest rate on the combined current and non-current bank and other financial debts was 7.1% per annum, 7.0% per annum and 7.2% per annum in 2001, 2000 and 1999, respectively.

The above balance sheet values of non-current financial debts approximate the estimated fair values of these instruments.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% and €350 million 2-year Floating Rate Notes. At issue, these liabilities had a value of US$973 million. As at December 31, 2001, they are shown at a value of US$1,012 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and the fair value of the swaps is included in the derivative assets of US$75 million shown in Note 11.

Terms and debt repayment schedule

(US$ million)	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Euro 5.5% bond repayable 2006	703			703	
Euro floating rate notes repayable 2003 (at 3 month Euribor plus 0.35%)	309		309		
Commercial paper at various rates	79	79			
Borrowings at various rates, under syndicated bank facility which expires in 2005	474	474			
US$ Industrial Revenue bonds, mainly at floating rates	57			44	13
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	712	665	18	24	5
Receivables factored with recourse	202	202			
Total	**2,536**	**1,420**	**327**	**771**	**18**

Collateralized non-current financial debts and pledged assets

(US$ million)	2001	2000	1999
Total amount of collateralized non-current financial debts	1	16	8
Total net book value of property, plant and equipment pledged as collateral for non-current financial debts	2	6	21

Financial debts, including current financial debts, contain only general and financial default covenants (i.e. ratios such as EBITDA to net interest charges / Net debt to EBITDA) with which Syngenta is in compliance.

21. Provisions

(US$ million)	2001	2000	1999
Restructuring provisions (Note 22)	257	350	53
Employee benefits			
- accrued pension costs of single employer defined benefit plans (Note 26)	119	133	70
- other long-term employee benefits	53	38	38
Other post-retirement benefits (Note 26)	108	103	49
Environmental provisions (Note 29)	355	275	170
Provisions for legal and product liability settlements	75	53	44
Other provisions	99	27	-
Total	**1,066**	**979**	**424**
Current portion of:			
- restructuring provisions	132	221	35
- environmental provisions	29	41	28
- provisions for legal and product liability settlements	-	14	-
- other provisions	70	10	-
Total current provisions	231	286	63
Total non-current provisions	835	693	361
Total	**1,066**	**979**	**424**

The following table analyzes the movement in provisions during 2001:

(US$ million)	Balance at January 1, 2001	Acquisition of Zeneca agrochemicals business	Charged to income	Release of provisions credited to income	Payments	Re-classifications	Translation (gains) / losses	Balance at December 31, 2001
Restructuring provisions (Note 22)	350	-	269	(6)	(352)	3	(7)	257
Employee benefits								
- accrued pension costs of single employer defined benefit plans (Note 26)	133	7	57	(3)	(53)	(20)	(2)	119
- other long-term employee benefits	38	-	18	-	(15)	14	(2)	53
Other post-retirement benefits (Note 26)	103	-	13	-	(6)	(2)	-	108
Environmental provisions (Note 29)	275	63	37	(5)	(13)	1	(3)	355
Provisions for legal and product liability settlements	53	-	17	(10)	(8)	25	(2)	75
Other provisions	27	5	69	(4)	(22)	30	(6)	99
Total	**979**	**75**	**480**	**(28)**	**(469)**	**51**	**(22)**	**1,066**

22. Restructuring provisions

(US$ million)	Employee termination costs	Other third party costs	Total
December 31, 1998	**43**	**26**	**69**
Cash payments	(39)	(9)	(48)
Additions	41	26	67
Non-income property, plant and equipment write-off	-	(16)	(16)
Releases	(6)	(10)	(16)
Translation gain / (loss), net	(6)	3	(3)
December 31, 1999	**33**	**20**	**53**
Cash payments	(13)	(193)	(206)
Acquisition of Zeneca agrochemicals business	45	168	213
Additions	128	201	329
Non-income property, plant and equipment write-off	-	(23)	(23)
Releases	(12)	-	(12)
Translation gain / (loss), net	(3)	(1)	(4)
December 31, 2000	**178**	**172**	**350**
Cash payments	(111)	(241)	(352)
Additions	91	178	269
Releases	(7)	1	(6)
Other movements	(2)	5	3
Translation gain / (loss), net	(2)	(5)	(7)
December 31, 2001	**147**	**110**	**257**

Following the formation of Syngenta in November 2000, Syngenta embarked on a plan to integrate and restructure the combined businesses in order to achieve cost savings. Such plans involve termination of employees, integration of systems and the closure of duplicate head office, research and development and manufacturing facilities.

Approximately 2,500 jobs that existed at the formation of Syngenta will be eliminated in respect of plans announced by December 31, 2001, and 1,760 employees had already left the group by that date.

The 2001 charge to income of US$269 million for new additions to provisions represents those integration actions announced and implemented in 2001, in order to create new organizational structures for Syngenta in each country to replace the previous separate legacy organizations.

In August 2001, Syngenta announced that, following an extensive review of its manufacturing and technology center assets, a number of sites would be closed and sites with continuing operations would be refocused. US$48 million of employee termination costs and US$5 million of other third party costs were included in the additional provision charge to the 2001 income statement in respect of this review. Impairments of property, plant and equipment associated with the review are disclosed in Note 13.

The 2000 charge to income of US$329 million also represents the plan to integrate and restructure the combined businesses, following the creation of Syngenta.

The 1999 charge to income of US$67 million represents the "Project Focus" restructuring implemented by Novartis agribusiness in that year, which involved the elimination of approximately 1,100 jobs.

23. Share capital

The number of ordinary shares of par value CHF10 in issue, and movements during the period, were as follows:

(Millions of shares)	2001 Shares in issue	2001 Treasury shares held	2000 Shares in issue	2000 Treasury shares held
As at January 1	112.6	(11.3)	-	-
Contribution to capital of Novartis net investment at separation	-	-	68.7	-
Issue of ordinary shares in consideration for Zeneca agrochemicals business	-	-	43.9	-
Purchase of Treasury shares	-	-	-	(11.3)
Issue of ordinary shares under Swiss Employee Share Purchase Plan	-	0.1	-	-
	112.6	**(11.2)**	**112.6**	**(11.3)**

24. Cash flows arising from change in net current assets and other operating cash flows

(US$ million)	2001	2000	1999
Change in inventories	101	255	167
Change in trade and other accounts receivable and other net current assets	41	29	13
Change in trade and other accounts payable	(4)	(129)	29
Total	**138**	**155**	**209**

25. Cash flows arising from major business acquisitions and divestments

The following is a summary of the cash flow impact of the major business acquisitions and divestments:

(US$ million)	Notes	2001 Acquisitions	2001 Divestments	2000 Acquisitions	2000 Divestments	1999 Acquisitions
Cash and cash equivalents		(21)	-	(417)	-	(6)
Trade and other accounts receivable		(2)	105	(1,057)	-	(98)
Inventories		(1)	-	(518)	36	(25)
Property, plant and equipment		(1)	-	(1,192)	12	(35)
Intangible assets (excluding goodwill)		(10)	15	(1,548)	(35)	-
Other non-current assets		(1)	-	(345)	27	(15)
Current and non-current financial debts		-	-	1,671	-	70
Other liabilities		1	-	1,789	-	49
Provisions		-	-	451	-	-
Net assets (acquired) / divested		**(35)**	**120**	**(1,166)**	**40**	**(60)**
Acquired / (divested) cash and cash equivalents		21	-	417	-	6
Decrease in investments in associates		11	-		-	15
Sub-total		**(3)**	**120**	**(749)**	**40**	**(39)**
Goodwill	14	(8)	-	(599)	-	(26)
Fair value of shares issued		-	-	1,945	-	-
Capital contribution from AstraZeneca		-	-	(210)	-	-
Reduction of equity and minority interests		(20)	-	-	-	26
Divestment gains		-	75	-	785	-
Net Cash Flow		**(31)**	**195**	**387**	**825**	**(39)**

There were no significant divestments in 1999.

112

Refer to Note 3 for subsequent adjustments on the 2000 acquisition of Zeneca agrochemicals business. The 2000 acquisition was a non-cash transaction in which Syngenta shares were issued for Zeneca agrochemicals business. The net cash flow resulting from the acquisition represents Zeneca's cash balance at the merger date of US$417 million less US$30 million in direct acquisition costs.

26. Employee benefits

Syngenta has, apart from the legally required social security schemes, numerous independent pension plans. At December 31, 2000 many of these were pension plans sponsored by Novartis in conjunction with Novartis' other subsidiaries. Syngenta's participation in these plans prior to completing the Transactions is accounted for as a multi-employer plan for the purposes of the 2000 and 1999 income statements. As at December 31, 2000, however, Syngenta's share of the assets and liabilities of the plans formerly sponsored by Novartis are included in the funded assets and liabilities.

Defined benefit pension plans cover the majority of Syngenta's employees. The defined benefit obligations and related assets of all major plans are re-appraised yearly and the obligations are reassessed by independent actuaries at least every three years. Plan assets are recorded at fair values. The surplus on implementing IAS 19 (revised) was reported as an adjustment to the opening balance of retained earnings as of January 1, 1999.

A summary of the status of the main independent defined benefit plans at December 31, 2001, 2000 and 1999 using IAS 19 (revised) actuarial assumptions is given below. The 1999 disclosures exclude those plans formerly sponsored by Novartis as it is not practical to determine the relevant amounts at dates earlier than the completion of the Transactions.

Employee benefit plans

The following provides a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plan, and of the benefit obligation for the other post-retirement benefits, which are unfunded.

	Pension			Other post-retirement benefits		
(US$ million)	2001	2000	1999	2001	2000	1999
Benefit obligation						
At beginning of year	2,300	229	258	103	49	53
Service cost	98	17	12	2	1	2
Interest cost	121	21	9	8	3	4
Net liability assumed from spin-off from Novartis benefit plan	5	943	-	-	-	-
Acquisition of Zeneca agrochemicals business	-	1,210	-	-	56	-
Curtailments and settlements	(28)	-	-	2	-	
Plan amendments	4	3	-	(26)	-	-
Actuarial (gain) / loss	(59)	(130)	(16)	30	2	(3)
Foreign currency translation	(58)	19	(28)	-	-	(3)
Benefit payments	(82)	(12)	(6)	(6)	(8)	(4)
Other movements	12	-	-	-	-	-
Benefit obligation at end of year	**2,313**	**2,300**	**229**	**113**	**103**	**49**

(US$ million)	Pension 2001	Pension 2000	Pension 1999	Other post-retirement benefits 2001	Other post-retirement benefits 2000	Other post-retirement benefits 1999
Plan assets at fair value						
At beginning of year	2,353	225	224	-	-	-
Actual return on plan assets	(176)	15	26	-	-	-
Net assets assumed from spin-off from Novartis benefit plans	8	900	-	-	-	-
Acquisition of Zeneca agrochemicals business	(14)	1,186	-	-	-	-
Foreign currency translation	(59)	20	(29)	-	-	-
Employer contribution	87	17	10	8	6	4
Employee contributions	15	2	-	-	-	-
Benefit payments	(82)	(12)	(6)	(8)	(6)	(4)
Plan assets at fair value at end of year	**2,132**	**2,353**	**225**	**-**	**-**	**-**

(US$ million)	Pension 2001	Pension 2000	Pension 1999	Other post-retirement benefits 2001	Other post-retirement benefits 2000	Other post-retirement benefits 1999
Funded status	(181)	53	(4)	(113)	(103)	(49)
Unrecognized actuarial (gain) / loss	124	(97)	(19)	5	-	-
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	(2)	(9)	(9)	-	-	-
Prepaid / (accrued) benefit cost	**(59)**	**(53)**	**(32)**	**(108)**	**(103)**	**(49)**
Amounts recognized in the balance sheet						
Prepaid benefit costs (Note 17)	65	80	38	-	-	-
Accrued benefit liability	(124)	(133)	(70)	(108)	(103)	(49)
Net amount recognized	**(59)**	**(53)**	**(32)**	**(108)**	**(103)**	**(49)**

Of the accrued benefit liability of US$124 million at December 31, 2001, US$119 million is included in Note 21 as pension provision and US$5 million in restructuring provisions.

(US$ million)	Pension 2001	Pension 2000	Pension 1999	Other post-retirement benefits 2001	Other post-retirement benefits 2000	Other post-retirement benefits 1999
Benefit cost						
Current service cost	98	17	12	2	1	2
Past service cost	4	-	-	(2)	-	-
Interest cost	121	21	9	8	3	4
Expected return on plan assets	(144)	(25)	(12)	-	-	-
Employee contributions	(15)	(2)	-	-	-	-
Amortization of transition (asset)	-	-	(1)	-	-	
Amortization of actuarial loss	2	1	4	-	-	-
Curtailments and settlements	6	-	-	2	-	-
Net periodic benefit cost	**72**	**12**	**12**	**10**	**4**	**6**

Weighted-average assumptions for the year ended December 31	Pension 2001 %	Pension 2000 %	Pension 1999 %	Other post-retirement benefits 2001 %	Other post-retirement benefits 2000 %	Other post-retirement benefits 1999 %
Discount rate	5.5	5.6	4.4	7.2	7.1	6.6
Rate of compensation increase	3.5	2.6	1.2	-	-	-
Expected return on plan assets	6.2	5.6	5.4	-	-	-

The assumed health care cost trend rate at December 31, 2001 was 9%, decreasing in each successive year from 2002 onwards, to reach an ultimate rate of 4.25% in 2010 and thereafter. The assumed health care cost trend at December 31, 2000 was 5.6%, reducing to 4.75% in 2003 and later years.

A one-percentage-point change in the assumed health care cost trend rates compared to those used for 2001 would have the following effects:

(US$ million)	1% point increase	1% point decrease
Effects on total of service and interest cost components	1	(1)
Effect on post retirement benefit obligations	12	(10)

The contribution and expense related to the former multi-employer pension plans sponsored by Novartis were US$ nil million, US$11 million, and US$18 million for the years ended December 31, 2001, 2000 and 1999 respectively.

In some Syngenta operations, employees are covered by defined contribution plans for pensions and other long term employee benefits. In 2001 contributions and related expense charged to the consolidated income statement for these plans were US$20 million (2000: US$12 million; 1999: US$12 million).

27. Employee share participation plans

Employee and management share participation plans exist as follows:

Syngenta Executive Stock Option Plan

In 2000, the Syngenta Executive Stock Option Plan was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity during 2001 and 2000, including the equivalent ADS shares that are offered to Syngenta employees in the US, and summarizes information about share options outstanding at December 31, 2001:

	2001		2000
	Options Exercise price	Options Exercise price	Options Exercise price
	76.5 CHF	83.7 CHF	76.5 CHF
Options outstanding at the beginning of the year	511,500	-	-
Options granted	-	423,600	511,500
Options lapsed	(20,000)	(5,100)	-
Options outstanding at the end of the year	491,500	418,500	511,500
Weighted average fair value of options granted during the year (CHF per option)	25	25	25
Exercisable at the end of the year	-	-	-
Remaining contractual life (years)	9	9.25	10

The exercise prices are equal to the weighted average share price at the Swiss stock exchange (SWX) of the five business days preceding the grant date as determined by the Compensation Committee and all options were granted at an exercise price which was greater than the market price of the Syngenta shares at the grant date. All of the options vest in full, are exercisable after three years, and terminate after 10 years from the grant date.

Employee Share Purchase Plan

In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of certain Swiss subsidiaries. This plan entitled employees to subscribe on November 13, 2001 to shares, at a discount of 50% from the closing share price on November 13, 2001. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 123,336 shares were subscribed for, met through a release of treasury shares, at a market value of approximately CHF 85 per share.

28. Transactions and agreements with related parties

Subsequent to the Separation Date, neither Novartis nor AstraZeneca has had a related party relationship with Syngenta. Other than in relation to any transaction which may occur in the Separation Agreements described below, there were no transactions under these agreements during 2001 other than the establishment of separate pension funds for Syngenta as disclosed in Note 16. See Notes 26 and 27 for disclosure of other related party transactions and balances.

Prior to the merger of Novartis agribusiness with Zeneca agrochemicals business to form Syngenta, Novartis agribusiness was wholly owned by Novartis. It had related party relationships with the non-Syngenta operations of Novartis.

Prior to the Separation Date, Novartis agribusiness sold products to Novartis, at a price that management believed approximated the price an unrelated third party would have paid. For the years ended December 31, 2000 and 1999, Syngenta had US$15 million and US$53 million, respectively, of revenues from Novartis.

Prior to the formation of Syngenta, Novartis provided Novartis agribusiness with certain general and administrative services, including insurance, legal, treasury, financial and other corporate functions. Although certain assets, liabilities and expenses related to these services were allocated to Novartis agribusiness, up to the Separation Date the results of operations and cash flows presented in these consolidated financial statements may not have been the same as those that would have occurred had the businesses been an independent entity. Subsequent to the Separation Date, Syngenta now operates its own arrangements independent of Novartis, for these services.

The income statements include the following related party transactions that Syngenta had with the rest of Novartis:

(US$ million)	2000	1999
Charges to operating expenses of segments	(30)	(44)
Charges to operating expenses included in Corporate and other activities [1]	(39)	(48)
Charges to financial expense [2]	(89)	(153)
Total	**(158)**	**(245)**

Amounts due from / (due to) Novartis at December 31 are included within the balance sheet captions as follows:

(US$ million)	Notes	2000	1999
Trade and other accounts receivable	10	15	32
Current financial debts	18	(144)	(1,792)
Other current liabilities	19	-	(115)
Net amount payable to Novartis		**(129)**	**(1,875)**

Syngenta has entered into agreements with Novartis and AstraZeneca to govern certain of the ongoing relationships between Syngenta, Novartis and AstraZeneca at and after the Separation Date and to provide for an orderly transition. Based upon the accounting for the Transactions as an acquisition of Zeneca agrochemicals business by Novartis

[1] Allocated by Novartis based on sales. Certain of these services between Novartis and Syngenta will continue after the demerger pursuant to transition agreements.

[2] As described in Note 1, Novartis agribusiness received interest bearing financing from Novartis.

agribusiness, the agreements with Novartis are considered to be related party agreements. Brief descriptions of significant related party agreements follow.

The Separation Agreements outlined below have provided for the provision of various services between Syngenta and Novartis on a transitional basis and ensure that both parties have access to necessary information in the future. Certain Separation Agreements also allocate and separate amongst the parties the historic, current and possible future liabilities of the Novartis agribusiness and Zeneca agrochemicals business from the liabilities of the remaining activities of Novartis and AstraZeneca.

Indemnity Matters Agreement

The Indemnity Matters Agreement between Novartis and Syngenta specifies the losses that each party has reciprocally covenanted to pay arising from any damages that may arise relating to both existing and former operations and divested divisions of the respective businesses. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.

Environmental Matters Agreements

The Environmental Matters Agreements between Syngenta, Novartis and AstraZeneca outline the covenants to indemnify each other in respect of liabilities relating to environmental and health and safety matters (other than product liability claims) against respective group companies and affiliates which arise through the historic, current and future operation of Syngenta. The purpose of the Environmental Matters Agreements is to address, in general terms, the rights and obligations of Novartis, AstraZeneca and Syngenta for environmental claims that have been or will be incurred and to identify special arrangements for environmental matters related to specific affiliates of each party. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.

Tax Deed

The Tax Deed allocates Novartis' and Syngenta's responsibilities for certain tax matters. Novartis retained all tax liabilities arising out of or connected to the remaining Novartis businesses (excluding Novartis agribusiness) and the reorganization of the Novartis group for the purpose of separating Novartis agribusiness, except for certain events as described in the Tax Deed. Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to the Novartis agribusiness or a Syngenta-related event as described in the Tax Deed. The Deed also provides for the management of tax affairs and dispute resolution.

Intellectual Property Agreements

Under the Intellectual Property Agreements, Syngenta acquired title to all relevant intellectual property that is exclusive to or predominantly relates to its business. Syngenta will license or will be licensed relevant intellectual property pertaining to the business of Syngenta that it shares with Novartis.

Licenses (other than the license of the Zeneca or Novartis house mark and domain names) are worldwide, exclusive in the field, royalty free and perpetual. The licenses of the Novartis house mark and domain names are exclusive in the agribusiness field, royalty-free and expire three years after the date of the completion of the transactions. The licenses of the Zeneca house mark and domain names are exclusive in the agrochemicals field, royalty free and expire on January 4, 2005.

Pension Agreements

Pension Agreements outline how the liabilities and assets relating to benefits accrued by employees transferring to Syngenta will generally be transferred to Syngenta by AstraZeneca, as applicable. In the case of employees in the Novartis Swiss pension fund transferring to Syngenta, the form and structure of the transfer is determined in accordance with Swiss law. Except as otherwise required by law or the terms of the applicable benefit program, liabilities for benefits accrued by retirees or other former employees will not be transferred to Syngenta. For a transitional period, certain Syngenta employees are continuing to participate in the respective Novartis and / or AstraZeneca arrangements under which they were previously covered. However, Syngenta will seek to operate its employee benefit arrangements independently from Novartis and AstraZeneca as soon as practically possible.

29. Commitments and contingencies

(US$ million)		2001	2000	1999
Leasing commitments:				
Commitments arising from fixed-term operating				
leases in effect at December 31 are as follows:	2000	-	-	20
	2001	-	20	12
	2002	30	16	11
	2003	19	8	10
	2004	18	3	9
	2005	11	2	19
	2006	9	-	-
	Thereafter	43	6	-
Total		**130**	**55**	**81**
Operating lease expense of current year		**31**	**26**	**30**

	2001	2000	1999
Commitments for the purchase of property, plant and equipment	**7**	**47**	**3**

Syngenta has entered into long-term research agreements with various institutions to fund various research projects and other commitments. The approximate payments committed to these institutions are as follows:

(US$ million)	2001	2000	1999
2000	-	-	31
2001	-	44	26
2002	52	33	19
2003	32	30	14
2004	21	26	-
2005	5	-	-
2006	2	-	-
Thereafter	1	-	-
Total	**113**	**133**	**90**

Contingencies

Group companies have to observe the laws, government orders and regulations of the country in which they operate. A number of them are currently involved in administrative proceedings arising out of the normal conduct of their business.

A number of Group operations are also the subject of litigation arising out of the normal conduct of their business, as a result of which claims could be made against them which, in whole or in part, might not be covered by insurance. In the opinion of Syngenta management, however, the ultimate outcome of the actions referred to will not materially affect Syngenta's financial position, results of operations or cash flows.

A Group company in the US has provided a guarantee over the line of credit of a joint venture in the amount of US$3.5 million for the next 6 years.

Environmental matters

Syngenta has environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world.

In the US, Syngenta, or its indemnities, has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party ('PRP') in respect of several sites. Syngenta expects to be indemnified against a proportion of the liabilities associated with a number of these sites by the seller of the businesses associated with such sites and, where appropriate, actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

Syngenta has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 2 and as shown in Note 21, Provisions. The environmental provision is principally related to potential liability at various locations. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial positions of such parties in light of the joint and several nature of the liability.

The requirement in the future for Syngenta ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Syngenta or other parties, and its costs, pursuant to environment laws and regulations, is inherently difficult to estimate. The material components of the environmental provisions consist of a risk assessment based on investigation of the various sites. Syngenta's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Syngenta at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

Syngenta believes that its provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to Syngenta's financial condition but could be material to Syngenta's results of operations in a given period.

30. Principal currency translation rates

		2001 US$	2000 US$	1999 US$
Year end rates used for the consolidated balance sheets, to translate the following currencies into US$, are:				
	CHF	1.68	1.63	1.60
	DEM	2.22	2.10	1.94
	FRF	7.43	7.04	6.52
	GBP	0.69	0.67	0.62
	JPY	131.31	114.89	102.05
	EUR	1.13	1.07	0.99
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into US$, are:				
	CHF	1.69	1.69	1.50
	DEM	2.19	2.12	1.83
	FRF	7.33	7.11	6.15
	GBP	0.69	0.66	0.62
	JPY	120.63	107.69	113.64
	EUR	1.12	1.08	0.96

31. Financial Instruments

Market Risk
Syngenta is exposed to market risk, primarily due to changes in foreign exchange and interest rates and to market price volatility on inventory purchase contracts. Management actively monitors these exposures. To manage the volatility relating to these exposures, Syngenta enters into derivative financial instruments. Syngenta's objective is to reduce fluctuations in cash flows and earnings associated with changes in interest rates and foreign currency rates. Syngenta does not enter into any financial transactions unrelated to the operating business.

Foreign Exchange Rates
Syngenta uses US dollars as its reporting currency and is therefore exposed to foreign exchange movements, primarily in European, Latin American, Japanese and other Asian currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. Syngenta uses forward contracts to cover existing balance sheet exposures, and to hedge committed foreign currency transactions and anticipated foreign currency cash flows. Currency options are used to hedge anticipated foreign currency cash flows. Syngenta has only purchased options.

Interest Rates
Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. In order to manage the volatility of net interest expense, Syngenta may enter into derivative transactions to achieve a desired fixed to floating rate ratio on net debt.

Credit Risk
The Group has policies and operating guidelines in place to ensure that treasury and derivative transactions are limited to transactions with high credit quality banks and financial institutions.

Liquidity Risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Syngenta's liquidity situation is monitored in a pro-active manner in order to ensure that Syngenta has sufficient liquidity reserves at all times.

Fair Value Hedges
The Group maintains interest rate swaps involving the exchange of fixed for floating rate interest payments that qualify for hedge accounting as designated fair value hedges relating to bond liabilities. The fair value movements of these interest rate swaps that hedge interest rate risk are included in the income statement. There is an immaterial amount of hedge ineffectiveness on these swaps.

Cash Flow Hedges
The Group maintains interest rate swaps and cross currency swaps, that qualify for hedge accounting as designated cash flow hedges relating to bond liabilities. The fair value movement of these swaps is included in the cash flow hedge reserve and is recycled to the income statement in order to offset the currency revaluation of the bond and to reflect the effect of derivatives on the interest charges related to the bond. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Syngenta uses forward contracts and purchased currency options to hedge anticipated foreign currency cash flows. These all qualify for hedge accounting and are designated as foreign currency cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement in order to match the revenue recognition of the underlying hedged transaction. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Syngenta uses forward commodity contracts to hedge anticipated and committed future purchases. These contracts qualify for hedge accounting and are designated as cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement in order to offset market price volatility in earnings. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Gains and losses on cash flow hedges are ultimately recorded in the income statement consistently with the underlying hedged item.

Undesignated Hedges
The Group also maintains cross currency swaps that convert its floating euro denominated debt into floating US dollar denominated debt. They are not designated as hedges. These cross currency swaps are recorded at fair value and the fair value movements recorded in the income statement largely offset the revaluation on the debt liability from euro to US dollar. The Group additionally enters into certain foreign currency transactions that are not designated as hedges for accounting purposes. The fair value movements from these transactions are recorded in the income statement.

121

The contract values of financial instruments held at December 31, 2001 and 2000 were as follows:

(US$ million)	2001	2000
Interest Rate Swaps		
Less than one year	-	-
One to five years	1,106	-
Five to six years	-	250
Cross Currency Swaps		
Less than one year	-	-
One to five years	973	-
Five to six years	-	-
Foreign Exchange Forward contracts		
Swiss francs	450	942
British pound sterling	756	769
Other European currencies	246	14
US Dollar	911	112
Others	35	15
Total	**2,398**	**1,852**

Maturities on foreign exchange forward contracts range from 3 to 338 days.

Currency Option contracts		
Swiss francs	350	-
British pound sterling	334	-
US Dollar	36	-
Total	**720**	**-**

Maturities on currency option contracts range from 2 to 338 days.

The notional amounts and fair values of the above instruments at December 31, 2001 are as follows:

	Notional Amount		Positive Fair Value		Negative Fair Value	
(US$ million)	2001	2000	2001	2000	2001	2000
Interest Rate Swaps	1,106	250	-	-	22	-
Cross Currency Swaps	973	-	50	-	-	-
Foreign Exchange Forward Contracts	2,398	1,852	13	33	63	18
Currency Option Contracts	720	-	12	-	-	-
Commodity Forward Contracts (designated as cash flow hedges)	38	-	-	-	2	-
Of the above:						
Interest Rate Swaps designated as cash flow hedges	817	250	-	-	13	-
Foreign Exchange Forward Contracts and Currency Option Contracts designated as cash flow hedges	749	1,168	-	18	2	13

Gains and losses on interest rate swaps designated as cash flow hedges are as follows:

(US$ million)	2001	2000
Gains / (losses) recognized in equity	(13)	-
Gains / (losses) recognized in net income	(5)	-
Gains / (losses) adjusted against carrying amount of non-current financial debts	(4)	-

122

The forecasted future interest payments designated as the hedged item for the above interest rate swaps are expected to occur and be reported in net income as follows:

(US$ million)	2001	2000
Less than one year	-	-
One to five years	(13)	-
Five to six years	-	-

Gains and losses on foreign exchange forward contracts and options designated as cash flow hedges are as follows:

(US$ million)	2001	2000
Gains / (losses) recognized in equity	(2)	-
Gains / (losses) recognized in net income	(6)	-

The forecasted foreign currency transactions designated as the hedged items for the above foreign currency forward contracts and options are expected to occur and to be reported within net income within one year from the balance sheet date.

Gains and losses on commodity forward contracts designated as cashflow hedges are as follws:

(US$ million)	2001	2000
Gains / (losses) recognized in equity	(2)	-
Gains / (losses) recognized in net income	(1)	-

The forecasted transactions designated as the hedged items for the above commodity forward contracts are expected to occur and be reported within net income within one year from the balance sheet date.

Available for sale financial assets

Unrealized losses of US$11 million on re-measuring available for sale financial assets to fair value were recognized in equity during the current period. No amounts were reported in net income for the period. Quoted market prices are used to determine fair value.

Embedded derivatives

Syngenta has performed a systematic search for embedded derivatives in all of its major subsidiaries and across all business segments. At the same time Syngenta has put in place procedures which will ensure that existing and new contracts are reviewed for embedded derivatives and their valuation on an ongoing basis.

The results of the search for embedded derivatives showed that, even though Syngenta is party to contracts that contain embedded derivatives, most of them do not have to be separately accounted for. Those embedded derivatives that potentially have to be separately accounted for were found to have an immaterial value as of January 1, and December 31, 2001.

Non-recourse factoring

At December 31, 2001, non-recourse factoring amounted to US$35 million (2000: US$75 million). Under these arrangements, which arise exclusively in Latin America, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Off-balance sheet finance

Syngenta has no off-balance sheet financing transactions or arrangements.

32. Syngenta's operations, associates and joint ventures as at December 31, 2001

Please refer to Note 2 "Accounting Policies" for the appropriate accounting method applied to each type of entity.

	Percentage Owned By Syngenta	Function Of Company
Argentina		
Syngenta Seeds SA	100%	Sales/Production
Syngenta Agro SA	100%	Sales/Production/Research
Australia		
Syngenta Crop Protection Pty Ltd	100%	Sales/Production
Syngenta Seeds Pty Ltd	100%	Sales
Austria		
Syngenta Agro GmbH	100%	Sales
Bangladesh		
Syngenta Bangladesh Limited	60%	Sales/Production
Belgium		
Syngenta Crop Protection NV	100%	Sales
Bermuda		
Syngenta Investment Ltd.	100%	Finance
Syngenta Reinsurance Ltd.	100%	Reinsurance
Brazil		
Syngenta Seeds Ltda.	100%	Sales/Production/Research
Syngenta Proteçao de Cultivos Ltda.	100%	Sales/Production
Canada		
Syngenta Seeds Canada Inc.	100%	Sales/Production/Research
Syngenta Crop Protection Canada Inc.	100%	Sales
Chile		
Syngenta Agribusiness S.A.	100%	Sales/Production
China		
Syngenta (Suzhou) Crop Protection Company Limited	95%	Research
Syngenta Seeds Co., Ltd.	100%	Sales/Production/Research
Syngenta (China) Investment Company Limited	100%	Holding/Sales
Syngenta Nantong Crop Protection Company Limited	94%	Production
Syngenta Crop Protection Limited	100%	Sales
Syngenta Asia Pacific Limited	99%	Sales
Colombia		
Syngenta S.A.	100%	Sales/Production
Czech Republic		
Syngenta Czech s.r.o.	100%	Sales
Denmark		
Novartis Agri A/S	100%	Sales
Syngenta Crop Protection A/S	100%	Sales
Egypt		
Syngenta Agro S.A.E.	100%	Sales

Notes to the Syngenta Group Consolidated Financial Statements

	Percentage Owned By Syngenta	Function Of Company
France		
Syngenta France S.A.	100%	Holding
Syngenta Seeds S.A.S.	100%	Sales/Production/Research
C.C. Benoist S.A.	100%	Sales/Production/Research
Maïsadour Semances S.A.	40%	Production/Research
Syngenta Agro S.A.S.	100%	Sales/Production/Research
Agrosem S.A.	80%	Sales/Production/Research
Germany		
Syngenta Seeds GmbH	100%	Sales/Research
Syngenta Germany GmbH	100%	Holding
Syngenta Agro GmbH	100%	Sales
Great Britain		
Syngenta Seeds Limited	100%	Sales/Production/Research
Syngenta Crop Protection UK Limited	100%	Sales/Research
Syngenta Grimsby Limited	100%	Research
Syngenta Holdings Limited	100%	Holding
Syngenta Limited	100%	Holding/Production/Research
Greece		
Syngenta Hellas S.A.	100%	Sales
Zeneca Hellas A.E.	100%	Sales/Production
Guatemala		
Syngenta LAN, S.A.	100%	Sales/Research
Hungary		
Syngenta Seeds Kft.	100%	Sales/Production/Research
Novartis Agro Kft.	100%	Sales
Syngenta Kft.	100%	Sales
India		
Syngenta India Limited	51%	Sales/Production/Research
Syngenta Crop Protection Private Ltd.	100%	Sales/Production
Indonesia		
P.T. Syngenta Indonesia	100%	Sales/Production
Italy		
Syngenta Crop Protection S.p.A.	100%	Sales
Syngenta Seeds S.p.A.	100%	Sales/Production/Research
Agra Societa del Seme S.r.l.	90%	Sales/Production/Research
Syngenta S.p.A.	100%	Holding
Ireland		
Syngenta Ireland Limited	100%	Sales
Ivory Coast		
Syngenta Côte d'Ivoire SA	100%	Sales/Production
Japan		
Syngenta Seeds K.K.	100%	Sales
Syngenta Japan K.K.	100%	Sales
Tomono Agrica Co. Ltd.	100%	Sales/Production/Research
Luxembourg		
Syngenta Luxembourg Sarl	100%	Finance
Syngenta Luxembourg Finance No.2 SA	100%	Finance
Syngenta Luxembourg Finance No.1 SA	100%	Finance

	Percentage Owned By Syngenta	Function Of Company
Malaysia		
Syngenta Corporation Sdn. Bhd.	100%	Holding
Syngenta Crop Protection Sdn. Bhd.	85%	Sales
Mexico		
Syngenta Agro, S.A. de C.V.	100%	Sales/Production/Research
Netherlands		
Novartis International Participations B.V.	100%	Holding
Syngenta Seeds International B.V.	100%	Sales
Syngenta Seeds B.V.	100%	Holding/Sales/Production/Research
Syngenta Manufacturing B.V.	100%	Sales/Production/Research
Syngenta Mogen B.V.	100%	Holding
Stauffer Chemical B.V.	100%	Sales/Production
Syngenta Crop Protection B.V.	100%	Sales
Syngenta Alpha B.V.	100%	Holding
Syngenta Delta B.V.	100%	Holding
Syngenta Theta B.V.	100%	Holding
Syngenta Holding B.V.	100%	Holding
Pakistan		
Syngenta Pakistan Ltd	99.4%	Sales/Production
Panama		
Syngenta S.A.	100%	Sales
Philippines		
Syngenta Philippines Inc.	100%	Sales
Poland		
Syngenta Crop Protection Sp.Z.o.o.	100%	Sales
Portugal		
Syngenta Crop Protection – Solucoes Para A Agricultura, Lda	100%	Sales
Zeneca Agro-Produtos para a Agricultura Ltda	100%	Sales
Russia		
ZAO Novartis Kuban Ltd.	100%	Sales
OOO Syngenta	100%	Sales/Production
Singapore		
Syngenta Singapore Pte Ltd.	100%	Sales
South Africa		
Syngenta South Africa (Pty) Ltd.	100%	Sales/Production/Research
South Korea		
Syngenta Seeds Co., Ltd.	100%	Sales/Production/Research
Syngenta Korea Ltd	100%	Sales/Production
Spain		
Syngenta Agro S.A	100%	Sales/Production
Syngenta Seeds S.A.	100%	Sales/Production/Research
Syngenta Spain S.L.	100%	Holding
Koipesol Semillas S.A.	68%	Sales/Production/Research
Sweden		
Syngenta Seeds AB	100%	Sales/Production/Research

126

	Percentage Owned By Syngenta	Function Of Company
Switzerland		
Syngenta Supply AG	100%	Sales
Syngenta Crop Protection AG	100%	Holding/Sales/Production/Research
Syngenta Seeds AG	100%	Holding
Syngenta Agro AG	100%	Sales/Production/Research
Syngenta Crop Protection Schweizerhalle AG	100%	Production
Syngenta Crop Protection Münchwilen AG	100%	Production/Research
Syngenta Crop Protection Monthey SA	100%	Production
CIMO Compagnie Industrielle de Monthey SA	50%	Production
SF-Chem AG	75%	Sales/Production
Syngenta Participations AG	100%	Holding
Taiwan		
Syngenta Taiwan Co. Ltd.	100%	Sales
Thailand		
Syngenta Crop Protection Limited	100%	Sales
Syngenta Crop Protection Limited	100%	Sales/Production
Turkey		
Syngenta Tarim Sanayi ve Ticaret A.S.	100%	Sales/Production
USA		
Syngenta Crop Protection Inc.	100%	Sales/Production/Research
Syngenta Seeds Inc.	100%	Sales/Production/Research
Syngenta Agribusiness Biotechnology Research, Inc.	100%	Research
Syngenta Corporation	100%	Holding
Torrey Mesa Research Institute	100%	Research
Zeneca Ag Products Holdings Inc.	100%	Holding
Vietnam		
Syngenta Vietnam Limited	100%	Sales/Production

In addition, Syngenta is represented by operations, associates or joint ventures in the following countries: Barbados, Congo Democratic Republic, Costa Rica, Dominican Republic, Ecuador, Guadeloupe, Honduras, Iran, Kenya, Morocco, New Zealand, Nicaragua, Nigeria, Paraguay, Peru, Romania, Slovakia, Slovenia, Sri Lanka, Swaziland, Ukraine, Uruguay, Venezuela, Yugoslavia and Zimbabwe.

33. Significant Differences Between IAS and United States Generally Accepted Accounting Principles

Syngenta's consolidated financial statements have been prepared in accordance with IAS, which as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

(US$ million, except earnings per share amounts)	Notes	2001	2000	1999
Net income reported under IAS		34	564	135
US GAAP adjustments:				
Purchase accounting : Zeneca agrochemicals business	a	(288)	(271)	-
Purchase accounting : other acquisitions	b	(141)	(92)	(103)
Restructuring charges	c	-	-	(6)
Pension provisions (including post-retirement benefits)	d	2	-	(3)
Stock-based compensation	e	(3)	(21)	(9)
Deferred taxes on unrealized profit in inventory	f	5	4	9
Capitalized costs, less disposals and depreciation	g	8	(1)	8
Deferred tax effect on US GAAP adjustments		136	(3)	33
Net income/(loss) reported under US GAAP		**(247)**	**180**	**64**
Basic and diluted earnings/(loss) per share under US GAAP		(2.44)	2.43	0.93

(US$ million, except earnings per share amounts)	Notes	2001	2000	1999
Equity reported under IAS		4,086	4,210	2,481
US GAAP adjustments:				
Purchase accounting : Zeneca agrochemicals business	a	(468)	(240)	-
Purchase accounting : other acquisitions	b	1,098	1,239	1,373
Restructuring charges	c	-	-	-
Pension provisions (including post-retirement benefits)	d	(3)	(5)	37
Stock-based compensation	e	-	-	(23)
Deferred taxes on unrealized profit in inventory	f	(33)	(37)	(31)
Capitalized costs, less disposals and depreciation	g	28	20	21
Deferred tax effect on US GAAP adjustments		(291)	(367)	(367)
Equity reported under US GAAP		4,417	4,820	3,491

(US$ million)	2001	2000	1999
Components of equity in accordance with US GAAP:			
Share capital	667	667	-
Additional Paid-In Capital	5,174	5,174	
Treasury shares, at cost	(518)	(524)	-
Retained deficit	(305)	(58)	-
Cumulative Novartis net investment	-	-	3,822
Accumulated other comprehensive income:			
- Currency translation adjustment	(573)	(439)	(331)
- Unrealized holding loss on available for sale financial assets	(11)	-	-
- Derivative financial instruments designated as cash flow hedges	(17)	-	-
Total	4,417	4,820	3,491

Changes in shareholders' equity in accordance with US GAAP are as follows:

(US$ million)	
January 1, 1999 (US GAAP)	**3,851**
Net income for the year under US GAAP	64
Net transfers to Novartis	(21)
Foreign currency translation adjustment	(403)
December 31, 1999 (US GAAP)	**3,491**
Net income for the year under US GAAP	180
Net transfers to Novartis [1]	(164)
Issuance of shares in consideration for Zeneca agrochemicals business	1,945
Acquisition of treasury shares	(524)
Foreign currency translation adjustment	(108)
December 31, 2000 (US GAAP)	**4,820**
Net income for the year under US GAAP	(247)
Issuance of shares under employee share purchase plan	6
Unrealized holding loss on available for sale financial assets	(11)
Net loss on derivative financial instruments designated as cash flow hedges	(17)
Foreign currency translation adjustment	(134)
December 31, 2001 (US GAAP)	**4,417**

(1) Net transfers to Novartis includes transfers of US$183 million on an IAS basis net of transfers of pension and stock-based compensation amounts upon spin-off.

a: Purchase accounting: Zeneca agrochemicals business

As discussed in Note 3, the merger of Novartis agribusiness and Zeneca agrochemicals business resulted in the formation of Syngenta. For accounting purposes this transaction is presented in the consolidated financial statements as a purchase business combination with Novartis agribusiness being the acquirer of Zeneca agrochemicals business.

In accordance with IAS 22 (revised), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life. There is a rebuttable presumption in IAS 22 (revised) that the useful life of goodwill does not exceed 20 years. Under US GAAP, the difference between the purchase price paid and the fair value of net assets acquired as part of a business combination is capitalized as goodwill and amortized through the income statement over its estimated useful life, which may not exceed 40 years. For the purposes of both IAS and US GAAP, goodwill is being amortized through the income statement over an estimated useful life of 20 years. While the amortization period does not differ between IAS and US GAAP, the allocation of purchase price does differ, as described below.

The purchase price was allocated at acquisition date on a preliminary basis. In 2001, Syngenta has reviewed and finalized the fair values associated with the acquisition of Zeneca agrochemicals business in November, 2000. The results of this review, and its treatment under International Accounting Standards in the consolidated financial statements, are set out in Note 3. International Accounting Standards require information arising in the post-acquisition allocation period, as defined in IAS 22 (revised), which gives additional evidence as to the fair value of assets and liabilities at the acquisition date, to be used for the purposes of adjusting fair values at the acquisition date.

129

Under US GAAP, purchase price allocation adjustments are permitted during the allocation period, as defined, to the extent that pre-acquisition contingencies were identified at acquisition date and formal arrangements were in place at the acquisition date to obtain the necessary additional information to finalise the fair values of assets acquired and liabilities assumed at that time. The 2001 revisions to the purchase price allocation were as follows under US GAAP:

US GAAP purchase accounting (US$ million)	2000 original purchase accounting	Net adjustments to fair value	2001 revised purchase accounting
Intangible assets related to marketed products	1,491	-	1,491
Property, plant and equipment	1,192	8	1,200
Assembled workforce	142	-	142
Other identifiable intangible assets	57	92	149
In-process R&D	365	-	365
Current assets	1,991	22	2,013
Current liabilities	(2,103)	(63)	(2,166)
Other net liabilities	(1,588)	(36)	(1,624)
Goodwill	218	(23)	195
Total	**1,765**	**-**	**1,765**

The components of the equity and income adjustment related to the US GAAP purchase accounting adjustments for 2000 and 2001 are as follows:

	2001		2000	
	Components to reconcile		Components to reconcile	
(US$ million)	Net income	Equity	Net income	Equity
Assembled workforce	(14)	126	(2)	140
In-process R&D	-	-	(365)	-
Restructuring	81	(3)	93	-
Property, plant and equipment	(175)	(54)	-	-
Intangible assets – marketed products	(108)	(47)	-	-
Other changes	(81)	-	-	-
Goodwill	9	(490)	3	(380)
Total adjustment	**(288)**	**(468)**	**(271)**	**(240)**

Assembled Workforce

Under IAS, the value assigned to Zeneca agrochemicals business' assembled workforce acquired by Syngenta is treated as goodwill and amortized over 20 years. However, under US GAAP the amortization charge is taken over an estimated average employee service life of 10 years.

In-Process Research and Development

Under IAS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill and amortized over their expected useful lives. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition. In accordance with US GAAP, Syngenta has expensed in-process research and development of US$365 million in connection with the acquisition of Zeneca agrochemicals business in 2000.

Restructuring

Restructuring charges of US$93 million under IAS were included in 2000 as non-income fair value adjustments within purchase accounting for Zeneca agrochemicals business under US GAAP.

In 2001, restructuring charges under IAS of US$81 million were included as non-income fair value adjustments within purchase accounting for Zeneca agrochemicals business under US GAAP. Also, relocation expenses of US$3 million associated with one restructuring plan which have not been recognized under IAS as the employees had not relocated as at December 31, 2001 in accordance with IAS 37, have been recognized as a liability and as part of the purchase price allocation under EITF95-3. See also item c. below.

Property, plant and equipment and Intangible assets related to marketed products

Under IAS, an intangible asset has been recognized for two products which have achieved registration for sale but were recognized as in process Research and Development in the 2000 financial statements for US GAAP. For US GAAP purposes, in process Research and Development has not been adjusted to reflect this capitalization under IAS.

In 2001, Syngenta has reviewed the recoverability of property, plant and equipment and intangible assets related to marketed products associated with certain products reported within the Crop Protection segment, in view of the impact of pre-acquisition changes in selling prices and competitive pressure.

While the evaluation of information obtained subsequent to the acquisition date pertaining to events and conditions existing at that date permitted an adjustment to the purchase price allocation pursuant to IAS 22 (Note 3), under US GAAP, the post-acquisition evaluation triggered the recognition of an impairment loss pursuant to SFAS 121.

Impairment losses of US$282 million have been recognized pursuant to SFAS 121 in US GAAP net income for 2001 in respect of certain products assumed in the Zeneca agrochemicals business combination. The impairment losses were calculated based on discounted net cash flows expected to be generated over the respective estimated product lives.

Other changes

SOP 96-1 sets forth the US GAAP accounting and disclosure requirements for environmental remediation liabilities and refers to the guidance in SAB 92 with respect to environmental liabilities assumed in a business. Syngenta has recorded the related US$63 million purchase accounting allocation adjustments permitted under IAS (Note 3), as a change in estimate through a charge to 2001 US GAAP net income.

US$15 million relates to receivables recorded at acquisition date, which were subsequently determined to be uncollectible. Of the US$15 million, US$11 million relates to value added tax now considered unlikely to be recovered from the respective government authorities. Under US GAAP (SAB 61), the information obtained subsequent to acquisition date, permitting a purchase price allocation adjustment under IAS 22, triggers a change in estimate to be accounted for retrospectively as a 2001 charge to net income.

US$3 million relates to an inventory provision. Under IAS, the documentation supporting the provision provides additional evidence of circumstances at the date of the acquisition balance sheet, but as the documentation is post-acquisition, it is not permitted as a purchase accounting adjustment under US GAAP.

b. Purchase accounting: other acquisitions

The components of the equity and income adjustments related to the US GAAP purchase accounting adjustments for 2001, 2000 and 1999 related to other acquisitions are as follows:

	2001 Components to reconcile		2000 Components to reconcile		1999 Components to reconcile	
(US$ million)	Net Income	Equity	Net Income	Equity	Net Income	Equity
Ciba-Geigy	(134)	1,038	(85)	1,172	(95)	1,296
Pre-1995 goodwill	(10)	89	(10)	99	(11)	112
In-process research and development	3	(29)	3	(32)	3	(35)
Total	**(141)**	**1,098**	**(92)**	**1,239**	**(103)**	**1,373**

Ciba-Geigy

Novartis, the former parent company of Novartis agribusiness, was formed in 1996 by the merger of Sandoz and Ciba-Geigy. The accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IAS is different from the accounting treatment under US GAAP. For IAS purposes, the merger was accounted for as a uniting of interests, however, for US GAAP the merger does not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling of interests and therefore is accounted for as a purchase under US GAAP. The merger was consummated before the effective date of Interpretation 9 of the SIC on accounting for business combinations. Under US GAAP, Sandoz is deemed to be the acquirer with the assets and liabilities of Ciba-Geigy being recorded at their estimated fair values and the results of Ciba-Geigy being included from December 20, 1996. Syngenta has specifically identified the fair value adjustments of the Ciba-Geigy US GAAP purchase price allocation that pertain to Syngenta.

The fair value of net assets acquired exceeded the purchase price resulting in negative goodwill of US$1.2 billion which has been allocated to the acquired non-current, non-monetary assets. The recording of deferred tax assets and liabilities related to the temporary differences between the assigned fair values of assets and liabilities and their respective tax bases resulted in the allocation of a deferred tax adjustment to the net assets purchased.

The fair value of the non-current, non-monetary assets on the date of acquisition has been reduced proportionately by negative goodwill. The final values assigned were as follows:

(US$ million)	
Intangible assets related to marketed products	1,787
Property, plant and equipment	1,095
Other identifiable intangible assets	257
In-process R&D	866
Other net assets	1,471
Total	**5,476**

The main component of the equity and income adjustments related to the Ciba-Geigy US GAAP purchase accounting adjustment relates to the net book value and amortization of intangible assets over their useful lives.

Also, a product was divested in 2001 in compliance with requirements of the competition authorities on formation of Syngenta. The retirement of the US GAAP carrying amount of the related intangible asset of US$21 million is included in the adjustment for 2001.

The US GAAP fair values of certain former Ciba-Geigy products have been reviewed to consider the effects of the Zeneca agrochemicals business acquisition and other changes in market conditions. An impairment loss of US$16 million has been recorded against the US GAAP carrying amount of a certain product and this loss is included in the adjustment for 2001.

132

Pre-1995 Goodwill

In accordance with IAS 22 (revised), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life. There is a rebuttable presumption under IAS 22 (revised) that the useful life of goodwill does not exceed 20 years. Under US GAAP, the difference between the purchase price and fair value of net assets acquired as part of a business combination is capitalized as goodwill and amortized through the income statement over its estimated useful life, which may not exceed 40 years. For the purpose of the reconciliation to US GAAP, goodwill is generally being amortized through the income statement over an estimated useful life of 20 years.

Prior to January 1, 1995, Syngenta wrote-off all goodwill directly to equity in accordance with IAS existing at that time. The adoption of IAS 22 (revised) did not require prior period restatement. Accordingly, a US GAAP difference exists with respect to pre-January 1, 1995 goodwill and amortization.

In-process Research and Development

Under IAS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill and amortized over their expected useful lives. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use, must be charged as an expense at the time of acquisition. In accordance with US GAAP, Syngenta expensed in-process research and development of US$38 million in 1997 in connection with the acquisition of product rights and related net assets from Merck & Co., Inc.

c. Restructuring Charges

Under IAS, restructuring charges are accrued against operating income in the period in which Syngenta develops a detailed formal plan in respect of the restructuring, a valid expectation has been raised in those affected by the restructuring that termination benefits will be paid, and the amount can be reasonably estimated. However, relocation costs cannot be recognized as liabilities until an employee actually relocates. Under US GAAP relocation costs of US$3 million have been recognized in 2001 in respect of an announced plan to relocate former Zeneca agrochemicals business employees where relocations have not yet taken place. This adjustment is shown in the line 'Purchase Accounting; Zeneca agrochemicals' in the net income and equity US GAAP reconciliations.

The following schedule reconciles restructuring provisions under IAS to amounts determined under US GAAP:

(US$ million)	2001	2000	1999
Restructuring provisions in accordance with IAS	257	350	53
Reclassification of restructuring provisions to property, plant and equipment	-	-	(8)
Adjustments in restructuring provisions to accord with US GAAP	3	-	-
Restructuring provisions in accordance with US GAAP	**260**	**350**	**45**

Adjustments to restructuring provisions to accord with US GAAP are comprised of the following:

(US$ million)	2001	2000	1999
Employee termination costs	3	-	-
Other third party costs	-	-	-
Adjustments to restructuring provisions to accord with US GAAP	**3**	**-**	**-**

Restructuring provisions in accordance with US GAAP are comprised of the following:

(US$ million)	2001	2000	1999
Employee termination costs	150	94	33
Other third party costs	110	256	12
Restructuring provisions in accordance with US GAAP	**260**	**350**	**45**

Restructuring charges in accordance with US GAAP are comprised of the following:

(US$ million)	2001	2000	1999
Total charges in accordance with IAS	263	316	67
Adjustments in restructuring charges to accord with US GAAP	(81)	(93)	6
Restructuring charges in accordance with US GAAP	**182**	**223**	**73**

Adjustments to restructuring charges to accord with US GAAP are comprised of the following:

(US$ million)	2001	2000	1999
Restructuring provision recognition	-	-	6
Fair value adjustments (Note 33a)	(81)	(93)	-
Adjustments to restructuring charges to accord with US GAAP	**(81)**	**(93)**	**6**

d. Pension provisions (including post-retirement benefits)

Under IAS, pension costs and similar obligations are accounted for in accordance with IAS 19 (revised), "Employee Benefits". For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions," other post-employment benefits are recorded in accordance with SFAS No. 106 "Employers Accounting for Post-retirement Benefits other than Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits". Syngenta adopted SFAS No. 87 as of January 1, 1998, whereas it adopted IAS 19 (revised) as of January 1, 1999; the difference in adoption dates results in a change in unrecognized actuarial amounts and the timing of any related amortization for both pension and post-retirement benefit plans.

Certain defined benefit pension plan amendments in 2001 resulted in US$5 million of past service costs, which have been recognized as an expense under IAS 19 (revised) but will be amortized over the average future working lives of employees for US GAAP as required by SFAS 87.

Curtailment and settlement gains were recognized in 2001 for IAS as a result of restructuring actions under which Syngenta has materially reduced, or is committed to make material reductions in, the number of employees who are members of certain pension plans. Under IAS 19 (revised), a proportion of unrecognized actuarial gains or losses is recognized in net income when a curtailment or settlement occurs, in addition to the change in benefit obligation and, if applicable, plan assets. Under SFAS 88, there is no such proportionate recognition of unrecognized gains and losses when a curtailment occurs. Also, under IAS 19 (revised), the net curtailment result is recognized in net income whether it is a gain or loss. Under SFAS 88, curtailment gains are only recognized to the extent that they exceed cumulative unrecognized actuarial losses at the curtailment date. Consequently, certain gains recognized for IAS in net income have not been recognized for US GAAP.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IAS and US GAAP for both pension and post-retirement benefit plans:

Pension benefits

(US$ million)	2001	2000	1999
Liability recognized for IAS	(59)	(53)	(32)
Difference in unrecognized past service costs	5	-	-
Difference in unrecognized actuarial gains and losses	(3)	1	43
Prepaid asset / (liability) recognized for US GAAP	**(57)**	**(52)**	**11**
Net periodic benefit cost recognized for IAS	72	12	9
Past service cost not recognized for US GAAP	(5)	-	-
Curtailment and settlement gains not recognized for US GAAP	3	-	-
Amortization of transition asset	-	-	(1)
Amortization of actuarial amounts	-	-	4
Net periodic benefit cost recognized for US GAAP	**70**	**12**	**12**

Other post-retirement benefits

(US$ million)	2001	2000	1999
Liability recognized for IAS	(108)	(103)	(49)
Difference in unrecognized amounts	(5)	(5)	(6)
Liability recognized for US GAAP	**(113)**	**(108)**	**(55)**
Net periodic benefit cost recognized for IAS	10	4	6
Amortization of actuarial amounts	-	-	-
Net periodic benefit cost recognized for US GAAP	**10**	**4**	**6**

e. Stock-based compensation

Syngenta does not account for stock-based compensation, as it is not required under IAS. Under US GAAP, Syngenta applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No 25") and related interpretations in accounting for its plan existing at December 31, 2001 and the Novartis-sponsored plans.

The Syngenta Executive Stock Option Plan is considered to be fixed under APB No. 25, as the number of shares to be issued and exercise price were both known at the date of grant. No compensation expense was recorded as the exercise price exceeded the market price on the date of grant.

In 2001, Syngenta introduced an Employee Share Purchase Plan for employees in certain Swiss subsidiaries. This plan was considered to be compensatory based on the amount of the discount allowed for employee share purchases. Compensation expense of US$3 million was recorded at the grant date, calculated as the spread between the share price on the date of purchase and the purchase price. 123,336 shares were sold to Syngenta employees during 2001. The discount to the Syngenta share price was 50%.

Prior to the Separation Date, certain Syngenta employees participated in three Novartis-sponsored plans that were subject to measurement under APB No. 25. These included the Novartis Stock Option Plan, the Management ADS Appreciation Cash Plan and the Employee Share Ownership Plan. At the Separation Date, Syngenta discontinued participation in the Novartis Stock Option Plan and the Management ADS Appreciation Cash Plan. The Employee Share Ownership Plan was discontinued at December 31, 2000.

Proforma net income

Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation. Had Syngenta accounted for stock options in accordance with SFAS No. 123, net income would have been changed to the Proforma amounts indicated below:

(US$ million)	2001	2000	1999
Net income under US GAAP :			
As reported	(247)	180	64
Proforma	(251)	184	57
Proforma basic and diluted earnings / (loss) per share under US GAAP	(2.47)	2.49	0.83

The weighted average assumptions used in determining fair value of option grants were as follows:

(US$ million)	2001	2000	1999
Dividend yield	1.4%	1.3%	1.6%
Expected volatility	22.8%	23.0%	23.0%
Risk-free interest rate	4.5%	3.7%	3.8%
Expected life	10 years	10 years	10 years

Actual dividend yield may vary from the assumptions used above.

f. Deferred taxes on unrealized profit in inventory

Under IAS 12 (revised 2000), unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. The tax effect thereon is calculated with reference to the local tax rate of the company that holds the inventory (the buyer) at the period-end. However, US GAAP prohibits the recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer's tax jurisdiction and their cost as reported in the historical consolidated financial statements and requires the deferral of the seller's tax expense incurred upon the intercompany sale.

g. Capitalized costs, less disposals and depreciation

(1) Capitalized Interest

Syngenta does not capitalize interest on constructed assets, as it is not required by IAS. In accordance with US GAAP, interest costs incurred during the construction period (i.e., the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized over the useful life of the asset. Under US GAAP, Syngenta would have capitalized US$11 million, US$2 million and US$1 million, of interest costs that were expensed for IAS reporting purposes for the years ended December 31, 2001, 2000 and 1999 respectively. This amount is net of amortization expense of US$1 million, US$1 million and nil, respectively.

(2) Capitalized software

Syngenta has capitalized software costs in accordance with IAS 38 as from January 1, 2000. For US GAAP purposes, costs incurred in the development of software for internal use have been capitalized from January 1, 1999, the date on which Syngenta adopted the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These costs are being amortized over a three-year period. Under US GAAP, Syngenta would have capitalized software costs in excess of related amortization, of approximately US$7 million, for the year ended December 31, 1999, while for the years ended December 31, 2000 and 2001 related amortization would have exceeded the relevant capitalized software costs by US$2 million and US$2 million respectively.

Additional US GAAP disclosures

Taxes

Income tax expense in accordance with US GAAP consists of the following:

(US$ million)	2001	2000	1999
Current	(144)	(339)	(176)
Deferred	209	-	33
Total income tax (expense) / benefit	**65**	**(339)**	**(143)**

Deferred income taxes in accordance with US GAAP consists of the following:

(US$ million)	2001	2000	1999
Assets associated with:			
- inventory	120	131	93
- accounts receivable	26	58	22
- property, plant and equipment	-	40	32
- pension and employee costs	92	75	20
- other provisions	239	179	67
- net operating losses	187	111	129
- other	104	155	46
Total assets	768	749	409
Less valuation allowance	(134)	(117)	(143)
Total assets, net	**634**	**632**	**266**
Liabilities associated with:			
- property, plant and equipment depreciation	203	377	94
- intangible assets	888	928	355
- other provisions and accruals	362	362	198
Total liabilities	**1,453**	**1,667**	**647**
Net deferred tax asset / (liability)	**(819)**	**(1,035)**	**(381)**

A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming more likely than not. This would result in a decrease in Syngenta's effective tax rate.

The valuation allowance for deferred tax assets as of December 31 2001, 2000 and 1999 was US$134 million, US$117 million and US$143 million, respectively. The net change in the total valuation allowance for the periods ended December 31, 2001, 2000 and 1999 was an increase of US$17 million, a decrease of US$26 million, and an increase US$59 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be recognized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2001. The amount of the deferred tax asset considered realizable however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The valuation allowances principally relate to deferred tax assets arising from taxable losses in jurisdictions where there was insufficient evidence to support the likelihood of their utilization against taxable profits in future periods. The specific jurisdictions where valuation allowances against tax losses have been established are principally in relation to entities in China, Switzerland, Argentina and the USA.

Analysis of tax rate

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate for US GAAP for the years ended December 31, 2001 and 2000 are given below. Figures for 1999 are not available.

	2001 %	2000 %
Statutory tax rate	25	25
Overseas income taxed at different rates	15	4
Effect of disallowed expenditures	(6)	10
Effect of utilization of previously unrecognized deferred tax assets	2	(2)
Effect of non-recognition of tax losses in current year	(13)	17
Write off of purchased in process research and development	-	23
Prior year and other items	(2)	(13)
Effective tax rate	**21**	**64**

Subsequently recognized tax benefits relating to the valuation of deferred tax assets as of December 31, 2001 and 2000 would be allocated as follows:

(US$ million)	2001	2000
Income tax benefit that would be reported in the consolidated statement of net income	86	69
Goodwill	48	48
Total	**134**	**117**

Foreign Currency Translation

Syngenta has accounted for operations in highly-inflationary economies in accordance with IAS 21 (revised) and IAS 29. The accounting required under IAS 21 (revised) and IAS 29 complies with the rules as promulgated by the U.S Securities and Exchange Commission but is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IAS and US GAAP.

Comprehensive income

SFAS No. 130 "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available for sale. The additional disclosures required under US GAAP are as follows:

(US$ million)	2001	2000	1999
Net income under US GAAP:	(247)	180	64
Other comprehensive income:			
Unrealized holding loss on available for sale financial assets	(11)	-	-
Net loss on derivative financial instruments designated as cash flow hedges	(17)	-	-
Foreign currency translation adjustment	(134)	(108)	(403)
Comprehensive income / (loss) under US GAAP	**(409)**	**72**	**(339)**

Employee benefit plans

Presented below are the disclosures required by US GAAP that are different than those provided under IAS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Pension			Other post-retirement benefits		
(US$ million)	2001	2000	1999	2001	2000	1999
Benefit obligation						
At beginning of year	2,300	229	258	105	48	53
Current service cost	98	17	12	2	2	2
Interest cost	121	21	9	7	3	4
Curtailments and settlements	(16)	-	-	2	-	-
Net liability assumed from spin-off from Novartis benefit plan	5	943	-	-	-	-
Acquisition of Zeneca agrochemicals business	-	1,210	-	2	56	-
Plan amendments	4	3	-	(27)	-	-
Actuarial (gain) / loss	(59)	(130)	(16)	30	2	(3)
Foreign currency translation	(58)	17	(28)	-	-	(4)
Employee contributions	-	2	-	-	-	-
Benefit payments	(82)	(12)	(6)	(8)	(6)	(4)
Other movements	12	-	-	-	-	-
Benefit obligation at end of year	**2,325**	**2,300**	**229**	**113**	**105**	**48**
Plan assets at fair value						
At beginning of year	2,353	225	224	-	-	-
Actual return on plan assets	(152)	15	26	-	-	-
Curtailments and settlements	(13)	-	-	-	-	-
Net assets assumed from spin-off from Novartis benefits plans	8	900	-	-	-	-
Acquisition of Zeneca agrochemicals business	(14)	1,186	-	-	-	-
Foreign currency translation	(59)	20	(29)	-	-	-
Employer contributions	87	17	10	8	6	4
Employee contributions	15	2	-	-	-	-
Benefit payments	(82)	(12)	(6)	(8)	(6)	(4)
Plan assets at fair value at end of year	**2,143**	**2,353**	**225**	**-**	**-**	**-**
Funded status	**(182)**	**53**	**(4)**	**(113)**	**(105)**	**(48)**
Unrecognized past service cost	5	-	-	-	-	-
Unrecognized transition (asset)	-	-	-	-	-	-
Unrecognized actuarial (gain) / loss	120	(105)	15	-	(4)	(7)
Prepaid / (accrued) benefit cost	**(57)**	**(52)**	**11**	**(113)**	**(109)**	**(55)**
Amounts recognized in the balance sheet						
Prepaid benefit costs	67	81	50	-	-	-
Accrued benefit liability	(124)	(133)	(39)	(113)	(109)	(55)
Net amount recognized	**(57)**	**(52)**	**11**	**(113)**	**(109)**	**(55)**
Benefit cost						
Current service cost	98	17	12	2	1	2
Past service cost	-	-	-	(1)	-	-
Interest cost	121	21	9	8	3	4
Expected return on plan assets	(144)	(25)	(12)	(1)	-	-
Employee contributions	(15)	(2)	-	-	-	-
Amortization of transition (asset)	-	-	(1)	-	-	-
Amortization of actuarial (gain) / loss	-	1	4	-	-	-
Curtailments and settlements	10	-	-	2	-	-
Net periodic benefit cost	**70**	**12**	**12**	**10**	**4**	**6**

Principal actuarial assumptions are given in Note 26.

A one-percentage-point change in the assumed health care cost trend rates compared to those used for 2001 would have the following effects:

(US$ million)	1% point increase	1% point decrease
Effects on total of service and interest cost components	1	(1)
Effect on post retirement benefit obligations	12	(10)

Proforma impact of acquisitions/disposals

As noted in Note 3, the merger of Novartis agribusiness and Zeneca agrochemicals business resulted in the formation of Syngenta. For accounting purposes this transaction is presented in the consolidated financial statements as a purchase business combination with Novartis agribusiness being the acquirer of Zeneca agrochemicals business. Accordingly, the Zeneca agrochemicals business is a significant acquisition.

The consolidated financial statements present the results of operations of Novartis agribusiness on a stand alone basis up to the Separation Date, and results of operations of Syngenta, including the results of operations of Zeneca agrochemicals business, from the Separation Date to December 31, 2000. In order to present comparable financial data, unaudited proforma combined financial data has been presented below for the years ended December 31, 2001 and 2000. 2001 proforma and actual amounts are the same. This unaudited proforma information is not necessarily indicative of the results of operations which would have been reported had the acquisition actually been completed as of January 1, 2000, nor of Syngenta's future results of operations.

The unaudited proforma data summarizes the results of operations for the periods indicated as if the acquisition had been completed as of January 1, 2000, giving effect to actual operating results of the combined businesses prior to the acquisition, prepared on a stand alone basis, and adjusted to include the proforma effect of:

- interest expense on the debts incurred by Syngenta,
- depreciation of fixed assets,
- amortization of intangibles and goodwill, based on the allocated purchase price,
- divestments of product lines to obtain regulatory approval, and
- income taxes.

No adjustment has been included in the proforma combined financial data for any anticipated operating cost savings, nor for any one-time merger and consolidation costs expected to be incurred upon consummation of the transaction.

Unaudited proforma per share amounts for the combined company are based on the total shares issued and outstanding after the Demerger and Global Offering.

Unaudited selected proforma combined financial data

The unaudited selected actual and proforma combined financial data, in accordance with US GAAP, are estimated as follows:

(US$ million)	2001 actual	2000 proforma
Proforma Combined Statement of Income Data (US$ million)		
Sales	6,323	6,846
Net income / (loss)	(247)	(12)
Earnings / (loss) per share (US$)		
Basic and diluted	(2.44)	(0.12)
Per share information:		
Weighted average number of ordinary shares (in millions of shares)	101.4	101.3

Effect of new accounting pronouncements

International Accounting Standards

IAS 39 (revised 2000), "Financial Instruments: Recognition and Measurement" requires all financial assets and financial liabilities to be recognized on the balance sheet, including all derivatives. They are initially measured at cost, which is the fair value of whatever was paid or received to acquire the financial asset or liability. Subsequent to initial recognition, all financial assets are measured to fair value except for certain specified exceptions. After acquisition most financial liabilities are measured at original recorded amount less principal repayments and amortization. For those financial assets and liabilities that are measured to fair value, changes in fair value are recognized in the income statement except in respect of available for sale financial assets as well as certain qualifying hedges.

The effect of implementing this standard on the 2001 results was that US$17 million of net losses on recognizing derivatives at fair value, and US$11 million of net losses on recognizing available for sale financial assets at fair value, have been recognized directly against shareholders' equity.

IAS 12 (revised 2000), "Income Taxes", was amended to require that current and deferred income taxes be measured at the tax rate applicable to undistributed earnings. The income tax consequences of dividends should be recognized when the related dividend is recognized in the financial statements. Syngenta adopted this standard, as amended, from January 1, 2001, and there was no material effect on the consolidated financial statements.

IAS 19 (revised 2000), "Employee Benefits", was amended to require that, in measuring the obligation for a defined benefit plan, plan assets should include certain assets that were previously excluded because the employer was responsible for making payments to employees, but was then reimbursed by the plan. Plan assets also now include certain insurance policies that satisfy the same conditions as other plan assets, and that have economic effects similar to those other plan assets. Syngenta adopted this standard, as amended, from January 1, 2001, and there was no material effect on the consolidated financial statements.

IAS 28 (revised 2000), "Accounting for Investments in Associates", was amended to be consistent with IAS 39, "Financial Instruments: Recognition and Measurement", with respect to the application of the equity and the cost method: an investment should be accounted for under the equity method except when the investment is acquired and held exclusively with a view to its subsequent disposal in the future or when it operates under severe long term restrictions that significantly impair its ability to transfer funds to the investor. The changes to IAS 28 become effective when an enterprise applies IAS 39 for the first time. The amendments to IAS 28 (revised 2000) did not have a material effect on the consolidated financial statements.

IAS 31 (revised 2000), "Financial Reporting of Interests in Joint Ventures", was amended to require that a venturer should account for the following interests in accordance with IAS 39, "Financial Instruments: Recognition and Measurement": an interest in a jointly controlled entity which is acquired and held exclusively with a view to its subsequent disposal in the near future and an interest in a jointly controlled entity which operates under severe long term restrictions that significantly impair its ability to transfer funds to the venturer. The changes to IAS 31 become effective when an enterprise applies IAS 39 for the first time. The amendments to IAS 31 (revised 2000) did not have a material effect on the consolidated financial statements.

SIC-28, "Business Combinations - Date of Exchange and Fair Value of Equity Instruments", clarifies aspects of IAS 22, "Business Combinations", in respect of determining the cost of an acquisition where an enterprise issues its own equity instruments as purchase consideration in a business combination. Syngenta issued 44 million shares in connection with the acquisition of Zeneca agrochemicals business in November 2000, and the acquisition purchase price was determined as the number of Syngenta shares issued to AstraZeneca shareholders multiplied by the average trading price of those shares over the first five days of trading. This treatment is consistent with the requirements of SIC-28. SIC-28 became effective for acquisitions given initial accounting recognition on or after December 31, 2001.

Notes to the Syngenta Group Consolidated Financial Statements

SIC-30, "Reporting Currency - Translation from Measurement Currency to Presentation Currency" addresses how items in financial statements should be translated from a measurement currency to a presentation currency when the financial statements are presented in a currency other than the measurement currency determined under SIC-19, "Reporting Currency - Measurement and Presentation of Financial Statements", and under IAS 21, "The Effects of Changes in Foreign Exchange Rates" and IAS 29, "Financial Reporting in Hyperinflationary Economies". SIC-30 becomes effective for annual financial periods beginning on or after January 1, 2002, and will not have an impact on consolidated equity.

SIC-33, "Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests", considers issues of ownership and control arising under IAS 27 "Consolidated Financial Statements - Accounting for Investments in Subsidiaries", and IAS 28, "Accounting for Investments in Associates", when an enterprise owns share warrants, share call options, debt or equity instruments that are convertible into ordinary shares, or other similar instruments that have the potential, if exercised or converted, to give the enterprise voting power or reduce another party's voting power over the financial and operating policies of another enterprise. SIC-33 becomes effective for annual financial periods beginning on or after January 1, 2002. The adoption of SIC-33 will not have a material effect on the consolidated financial statements.

US GAAP

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The standard will become effective for Syngenta from January 1, 2002. Syngenta has not yet determined the impact of adopting SFAS No. 144 on the consolidated financial statements.

SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" was issued in August 2001, and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. The standard will become effective for Syngenta from January 1, 2002, and we do not anticipate that adoption will have a material effect on the consolidated financial statements.

SFAS No. 142, "Goodwill and Other Intangible Assets", was issued in July 2001. This standard prohibits the amortization of goodwill, regardless of its acquisition date, and requires impairment testing of goodwill annually or if any events occur which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The standard will become effective for Syngenta from January 1, 2002. As a result of adopting this standard, the carrying value of assembled workforce of US$128 million will be reclassified to goodwill, and the resulting goodwill balance in accordance with US GAAP of US$551 million will cease to be amortized. Syngenta has not yet completed its initial allocation and impairment testing pursuant to the standard, therefore the impact upon adoption, if any, has not been determined.

SFAS No. 141, "Business Combinations" was issued in July 2001. This standard establishes standards for all business combinations initiated after June 30, 2001, or any purchase business combinations completed after June 30, 2001. This standard prohibits the use of the pooling of interest method of business combination, and provides guidance regarding the recognition of intangible assets acquired in a purchase method of business combination. The standard became effective for Syngenta from January 1, 2001, and adoption did not have a material effect on the consolidated financial statements.

Statement of Financial Accounting Standards SFAS No. 140, "Transfer of Financial Assets" was initially applied on January 1, 2001, and did not have a material effect on the consolidated financial statements.

Statement of Financial Accounting Standards SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and 138, was initially applied on January 1, 2001, and did not have a material effect on the consolidated financial statements.

Emerging Issues Task Force EITF 00-22, "Accounting for Volume Incentives", was applied to the financial statements beginning January 1, 2001, and did not have a material effect on the consolidated financial statements.

Emerging Issues Task Force EITF 01-05, "CTA in Impaired Investments", was initially applied on January 1, 2001, and did not have a material effect on the consolidated financial statements.

34. Subsequent Events

No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the consolidated financial statements.

These financial statements were approved by the Board of Directors on February 27th, 2002.

143

PRICEWATERHOUSECOOPERS

KPMG

Report of the Joint Group Auditors

To the General Meeting of the Shareholders of

Syngenta AG, Basel

As Joint Group Auditors, we have audited the consolidated financial statements (consolidated income statements, balance sheets, cash flow statements, statements of changes in equity and notes) as presented on pages 31 to 94 of Syngenta AG for each of the two years ended December 31, 2001 and 2000. The consolidated financial statements as of and for the year ended December 31, 1999 were audited by PricewaterhouseCoopers AG whose report dated August 11, 2000 expressed an unqualified opinion.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession, with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syngenta AG as of December 31, 2001 and 2000 and the results of operations and the cash flows for each of the two years ended December 31, 2001 and 2000 in accordance with International Accounting Standards and comply with Swiss law.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for each of the two years ended December 31, 2001 and 2000 and of the consolidated shareholders' equity as of December 31, 2001 and 2000 to the extent summarized in note 33 to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG		KPMG Fides Peat	
Clive Bellingham	Gerd Tritschler	Christopher Stirling	Erik F. J. Willems
Basel, February 27, 2002		Zurich, February 27,2002	

144

PRICEWATERHOUSECOOPERS

Report of the Group Auditors

To the General Meeting of

Syngenta AG, Basel

As Group Auditors of Syngenta, we have audited the consolidated financial statements (consolidated income statement, balance sheet, cash flow statement, statement of changes in equity and notes) of Syngenta AG as presented on pages 31 to 94 for the year ended December 31, 1999.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC) and auditing standards generally accepted in the United States of America. Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with International Accounting Standards (IAS) and comply with Swiss law.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for the year ended December 31, 1999 and of the consolidated shareholders' equity as of December 31, 1999 to the extent summarized in note 33 to the consolidated financial statements.

PricewaterhouseCoopers AG

Ulrich Vogt | Gerd Tritschler

Basel, Switzerland, August 11, 2000

Financial Statements of Syngenta AG

Income Statement

(for the period from November 12, 2000 to December 31, 2001, and for the period from November 12, 1999 to November 11, 2000)

	Notes	Period ended December 31, 2001 CHF millions	Period ended November 11, 2000 CHF millions
Income			
Dividend income		181	-
Income from financial assets		4	-
Gain from divestment	3	18	-
Total income		203	-
Expenses			
Financial expenses		(23)	-
Administrative expenses		(30)	-
Taxes		(2)	-
Total expenses		(55)	-
Net income		**148**	**-**

Financial Statements of Syngenta AG

Balance Sheet (prior to profit appropriation)
(at December 31, 2001 and November 11, 2000)

	Notes	2001 CHF millions	2000 CHF millions
ASSETS			
Financial assets - Investments	4	4,046	3,000
Total non-current assets		4,046	3,000
Current assets			
Receivables from subsidiaries		3	-
Accrued income and other current assets		4	-
Marketable securities (including treasury shares)	5	875	-
Total current assets		882	-
TOTAL ASSETS		**4,928**	**3,000**
EQUITY AND LIABILITIES			
Equity			
Total share capital	6	(1,126)	(439)
Reserves			
Legal reserves			
- General reserve, including share premium	7	(263)	(2,561)
- Reserve for treasury shares	7	(875)	-
Free reserves	7	(1,973)	-
Total reserves		(3,111)	(2,561)
Net income of the period		(148)	-
Total available earnings		(148)	-
Total equity		**(4,385)**	**(3,000)**
Liabilities			
Accounts payable and accrued liabilities			
- subsidiaries		(537)	-
- others		(6)	-
Total liabilities		**(543)**	**-**
TOTAL EQUITY AND LIABILITIES		**(4,928)**	**(3,000)**

Financial Statements of Syngenta AG

Proposal for the Appropriation of Available Earnings

	Period ended December 31, 2001 CHF millions
Available earnings	
Net income of the period	148
Total available earnings	**148**
Proposed appropriation	
Dividend of CHF 0.80 gross per share on 112,564,584 registered shares with a nominal value of CHF 10 each	90
Balance to be carried forward	**58**

The Board of Directors proposes a dividend in respect of 2001 of CHF 0.80 per share totalling CHF 90 million on all shares in issue at December 31, 2001. The dividend attributable to the treasury shares under the control of the Company at the date of the dividend payment will be waived, and therefore reduce the total dividend payment made, but not the amount of dividend per share. As at December 31, 2001, the number of treasury shares under the control of Syngenta was 11,131,664 shares.

Notes to the Financial Statements of Syngenta AG

1. Introduction

The financial statements of Syngenta AG comply with the requirements of the Swiss law for companies, the Swiss Code of Obligations (CO).

Syngenta AG was incorporated on November 12, 1999 and is registered with the commercial register in the canton of Basel Stadt. On November 9, 2000, the Company received a contribution in kind of Zeneca agrochemicals business. The comparative accounting period includes the results from November 12, 1999 to November 11, 2000, in which no income or expenses arose. Those financial statements were approved by the extraordinary general meeting held on November 12, 2000. Subsequently, the Board of Directors changed the balance sheet date to December 31. Therefore, the current accounting period includes the results from November 12, 2000 to December 31, 2001.

2. Accounting policies

Exchange rate differences
Current assets and liabilities denominated in foreign currencies are converted at year end exchange rates. Exchange differences arising from these as well as those from business transactions are recorded in the income statement.

Financial assets
These are valued at acquisition cost less adjustments for impairment of value.

Marketable securities
These are valued at the lower of cost and market value.

Provisions
Provisions are made to cover general business risks of the Group.

3. Gain from divestment

The gain from divestment represents Syngenta AG's share of the sale proceeds arising on the sale of the worldwide *Flint* fungicide business to Bayer AG, which was required by regulators as a condition of their approval of the merger of Novartis agribusiness with Zeneca agrochemicals business to form Syngenta.

4. Financial assets

The major direct and indirect investments in subsidiaries, joint ventures and other holdings of Syngenta AG are shown in Note 32 of the consolidated financial statements.

The contribution in kind of Zeneca agrochemicals business received on November 9, 2000, was valued at a cost of CHF 3,000 million.

5. Treasury shares

The share repurchase program was funded by Syngenta's legacy parent companies AstraZeneca and Novartis. The number of treasury shares held by the Company and subsidiaries qualifying under Art. 659b CO and their movements in 2001 were as follows:

	November 12, 2000	Acquired in the period	Sold in the period	December 31, 2001
Total treasury registered shares held by Syngenta AG	-	11,255,000	(123,336)	11,131,664
Average purchase price per share, CHF		78.56		
Average sale price per share, CHF			84.80	

The sales in the period ended December 31, 2001 represent shares sold to employees under the Swiss Employee Share Purchase Plan.

6. Share capital

(all shares have a nominal value of CHF 10 each)	November 12, 2000	Number of shares Movement in period	December 31, 2001
Total Syngenta AG registered shares	43,900,186	68,664,398	112,564,584

10,000 shares were issued on incorporation of the Company, and a further 43,890,186 shares were issued on November 9, 2000 in connection with the contribution in kind of Zeneca agrochemicals business. In the current year, 68,664,398 shares were issued in connection with the merger of Syngenta AG and Novartis agribusiness.

7. Reserves

General reserve, including share premium	December 31, 2001 CHF millions	November 11, 2000 CHF millions
Opening balance	(2,561)	-
Share premium arising on the contribution in kind of Zeneca agrochemicals business	-	(2,561)
Reserves arising on the merger with Novartis agribusiness	(175)	-
Conversion of share premium into free reserves	2,473	-
Closing balance	**(263)**	**(2,561)**

The legal reserves were created out of the premium on the contributions in kind of the Zeneca agrochemicals business and Novartis agribusiness.

Reserve for treasury shares	December 31, 2001 CHF millions	November 11, 2000 CHF millions
Opening balance	-	-
Net transfer from free reserves	(875)	-
Closing balance	**(875)**	**-**

Free reserves	December 31, 2001 CHF millions	November 11, 2000 CHF millions
Opening balance	-	-
Transfer from general reserve	(2,473)	-
Capital contribution from AstraZeneca	(375)	-
Net transfer to reserve for treasury shares	875	-
Closing balance	**(1,973)**	**-**

The capital contribution from AstraZeneca principally represents their contribution towards the share buyback program undertaken after Syngenta was formed. Novartis contributed an amount of CHF 539 million, which was received by another legal entity wholly owned by Syngenta AG.

8. Contingent liabilities

	Outstanding liabilities December 31, 2001 CHF millions	Outstanding liabilities November, 11 2000 CHF millions
Guarantees to cover capital and interest of bonds, commercial paper and the bank facilities – total maximum amount CHF 5,902 million.	1,837	-
Guarantees in favor of other group companies, associated companies and agents – total maximum amount CHF 4,443 million.	950	-
Total	**2,787**	**-**

In a letter dated September 7, 2001, Syngenta AG confirmed that it will, for so long as Syngenta Limited in the United Kingdom is a wholly owned subsidiary of Syngenta AG, ensure that Syngenta Limited will honor its obligation to guarantee the solvency and due payment of benefits of its pension plan.

There are no further facts that would require disclosure under Article 663b of the Swiss Code of Obligations.

PRICEWATERHOUSECOOPERS | KPMG

Report of the Joint Statutory Auditors to the General Meeting of the Shareholders of

Syngenta AG, Basel

As Joint Statutory Auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) as presented on pages 97 to 102, of Syngenta AG for the period from November 12, 2000 to December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Clive Bellingham

Gerd Tritschler

Basel, February 27, 2002

KPMG Fides Peat

Christopher Stirling

Erik F. J. Willems

Zurich, February 27, 2002

Anticipated key reporting dates in 2002

Annual General meeting for the financial year 2001	April 23, 2002
First Quarter 2002 trading statement	April 23, 2002
First Half 2002 results	August 07, 2002
Third Quarter 2002 trading statement	October 24, 2002

Investor Relations
T +41 61 3235059
F +41 61 3238598

US investors
T +1 917 3222569
F +1 917 3222570

Share Registry
T +41 61 3232095
F +41 61 3232566

Media Relations
T +41 61 3232323
F +41 61 3232424

To order publications
T +41 61 3237579
F +41 61 3233966

Syngenta switchboard
T +41 61 3231111
F +41 61 3231212

Syngenta on the Internet
www.syngenta.com

Syngenta International AG
Communications and
Public Affairs
P.O. Box
CH-4002 Basel
Switzerland

Cautionary statement regarding forward-looking statements

This Financial Report contains forward-looking statements, which can be identified by terminology such as "expect", "would", "will", "potential", "plans", "prospects", "estimated", "aiming", "on track", and similar expressions. Such statements may be subject to risks and uncertainties that could cause actual results to differ materially from these statements.
We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any Ordinary Shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

For the business year 2001, Syngenta has published two reports:
The Annual Report and the Financial Report.

These publications are also available on the Internet
www.syngenta.com

Both documents were originally published in English.
The Annual Report 2001 is also available in German.

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Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SYNGENTA AG

By: ______________________
Name: Christoph Mäder
Title: General Counsel

By: ______________________
Name: Damian Heller
Title: Corporate Secretary

Date: March 18, 2002

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